As filed with the Securities and Exchange Commission on December 13, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREENHUNTER RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2860	20-4864036
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1048 Texan Trail

Grapevine, Texas 76051

Telephone: (972) 410-1044

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morgan F. Johnston

Senior Vice President, General Counsel and Secretary

1048 Texan Trail

Grapevine, Texas 76051

Telephone: (972) 410-1044

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

DAVID E. MORRISON, ESQ.

BRANDON T. BYRNE, ESQ.

Fulbright & Jaworski LLP

(A Member of Norton Rose Fulbright)

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8301

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the date this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
10% Series C Cumulative Preferred Stock, par value $0.001 per share (and Common Stock, par value $0.001 per share, issuable upon the conversion of the Series C Preferred Stock)	181,786	—	$3,490,292	$450(4)
Common Stock, par value $0.001 per share, underlying common stock purchase warrants held by the selling stockholders	282,778	—	$377,509	$49
Common Stock, par value $0.001 per share, held by the selling stockholders	150,835	—	$201,365	$26

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, the number of shares being registered on behalf of selling stockholders shall be adjusted to include any additional shares that may become issuable as a result of any dividend, split, combination or similar transaction.
(2)	The proposed maximum offering price per share will be determined from time to time by the selling stockholders in connection with, and at the time of, the sale by the selling stockholders of the shares of Series C Preferred Stock and common stock registered hereunder.
(3)	Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices for the Series C Preferred Stock and the common stock on the NYSE MKT on December 11, 2013.
(4)	No registration fee is required with respect to the common stock pursuant to Rule 457(i) under the Securities Act, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER 13, 2013

GREENHUNTER RESOURCES, INC.

181,786 Shares of 10% Series C Cumulative Preferred Stock

433,613 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to (i) 181,786 shares of our 10% Series C Cumulative Preferred Stock, par value $0.001 per share, which we refer to as our Series C Preferred Stock, and any shares of our common stock, par value $0.001 per share, which we refer to as our common stock, issuable upon the conversion of the Series C Preferred Stock as further described herein, (ii) 282,778 shares of common stock underlying common stock purchase warrants held by the selling stockholders, and (iii) 150,835 outstanding shares of common stock held by the selling stockholders. All of the shares of Series C Preferred Stock offered hereby, the common stock purchase warrants, and the outstanding shares of common stock referred to above were originally issued to the selling stockholders in connection with a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, on September 19, 2013, as further described herein.

We are not selling any shares of Series C Preferred stock or common stock under this prospectus and will not receive any proceeds from the sale of Series C Preferred Stock or common stock by the selling stockholders. The shares of Series C Preferred Stock and common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders, or alternatively through underwriters or broker-dealers or agents, on a continuous or delayed basis. The shares of Series C Preferred Stock and common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. For additional information on the methods of sale, you should refer to the “Plan of Distribution” beginning on page 73 of this prospectus.

This prospectus describes the general terms of the Series C Preferred Stock and the common stock and the general manner in which the selling stockholders will offer such securities. The specific terms of any offering may be included in a supplement to this prospectus. The names of any underwriters will be stated in a supplement to this prospectus. We will pay all expenses associated with this registration statement, including filing and printing fees, our legal and accounting fees and expenses, costs associated with clearing the securities for sale under applicable state securities laws, listing fees, fees and expenses of one legal counsel to the selling stockholders, and the selling stockholders’ reasonable expenses in connection with the registration of the securities offered by this prospectus. The selling stockholders will pay all discounts, commissions, and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the securities being sold.

Our Series C Preferred Stock is listed on the NYSE MKT under the ticker symbol “GRH.PRC,” and our common stock is listed on the NYSE MKT under the ticker symbol “GRH.” On December 12, 2013, the closing price of our Series C Preferred Stock and our common stock as reported on the NYSE MKT were $19.35 and $1.33, respectively.

Investing in our Series C Preferred Stock and common stock involves significant risks. You should carefully consider the risk factors beginning on page 4 of this prospectus before purchasing any of the Series C Preferred Stock or common stock offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2013.

You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The securities are not being offered in any jurisdiction where the offer of such securities is not permitted.

We are not making any representation to you regarding the legality of an investment in our securities by you under applicable law. You should consult with your own legal advisors as to the legal, tax, business, financial and related aspects of a purchase of our securities.

The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of issuance or sale of any securities.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations and warranties were accurate only as of the date when made. Accordingly, such representations and warranties should not be relied on as accurately representing the current state of our affairs.

The GreenHunter Resources logo and the other trademarks or service marks appearing in this prospectus (including, but not limited to, MAG Tank™, MAG Panel™, RAMCAT™, Frac-Cycle™ and Total Water Management Solutions™) are the property of GreenHunter Resources, Inc. or a subsidiary thereof. References herein to “$” and “dollars” are to the currency of the United States of America.

In this prospectus, we refer to information regarding potential markets for our products and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Information contained on or accessible through our websites, www.greenhunterresources.com and www.greenhunterwater.com, does not constitute part of this prospectus.

PROSPECTUS SUMMARY

The following summary provides an overview of certain information contained elsewhere in this prospectus. Because this is a summary, it does not contain all of the information you should consider before investing in our Series C Preferred Stock or common stock. You should read this entire prospectus carefully before making a decision about whether to invest in our Series C Preferred Stock or common stock. Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “the Company,” “GreenHunter,” “we,” “us” or “our” are to GreenHunter Resources, Inc. and its consolidated subsidiaries.

Overview of GreenHunter Resources, Inc.

GreenHunter Resources, Inc. is a diversified water resource, waste management and environmental services company headquartered in Grapevine, Texas that specializes in the unconventional oil and natural gas shale resource plays. Through our wholly owned subsidiary GreenHunter Water, LLC, which we refer to in this prospectus as GreenHunter Water, we provide Total Water Management Solutions™ in the oilfield. We understand that there is no single solution to exploration and production fluids management, and this understanding shapes our technology-agnostic approach to services. GreenHunter Water’s approach to water management includes fixed-facility and mobile water treatment systems (Frac-Cycle®), an expanding portfolio of UIC Class II Salt Water Disposal wells with advanced hauling and fresh water logistics services, a next-generation modular above-ground storage tank system (MAG Tank™), and compliance tracking technologies (RAMCAT™) that allow shale producers to reduce costs while they account for their fluids from cradle-to-grave and adhere to emerging regulations.

Oil and natural gas wells generate produced water which is water from underground formations that is brought to the surface during the normal course of oil or gas production operations. Since this water has been in contact with hydrocarbon-bearing formations, it contains some of the chemical characteristics of the formations and the hydrocarbons. We have identified water reuse and water management in the oil and natural gas industry as a significant growth opportunity for the foreseeable future and are continuously exploring various alternatives to continue to develop this segment of our operations through existing relationships, joint ventures, targeted acquisitions and development of water management technologies.

We have acquired or leased properties in the Marcellus Shale and Utica Shale, Eagle Ford Shale, Bakken Shale and Mississippi Lime areas located in Appalachia, South Texas, Eastern Montana and Oklahoma, respectively. We have developed commercial water service facilities on most of these properties and we have the intention to further develop barge transport capabilities along existing navigable inland waterways in the Appalachian region. In addition, we are currently deploying a modular above-ground temporary water storage system in the Marcellus Shale and we are installing an onsite semi-portable water treatment facility in this region. In response to requests from current and prospective customers, we have designed and engineered, fabricated and patented a proprietary next-generation modular above-ground water storage system (MAG Tank™). We continue to evaluate alternatives and may in the future license from third parties new technologies to treat water and other fluids associated with the production of oil and natural gas for reuse.

For more information about us, see the section entitled “Business” beginning on page 39 of this prospectus.

Recent Developments

Acquisition of White Top Oilfield Construction, LLC and Black Water Services, LLC

On December 31, 2012, we completed an acquisition of two oilfield water service and construction companies that provide services to oil and natural gas producers in the Eagle Ford Shale. The two entities, White Top Oilfield Construction, LLC (“White Top”) and Black Water Services, LLC (“Black Water”), with common management, have been providing services since 2008 to operators active in the Eagle Ford Shale play of South Texas. Combined assets include vacuum water trucks, dump trucks, drilling rig wash trailers and heavy equipment located in Louise, Wharton County, Texas. White Top and Black Water service exploration and production operators predominantly concentrated in the Texas counties of Gonzales, Karnes and DeWitt. The companies were acquired for an aggregate $1,200,000 in cash, 41,000 shares of our Series C Preferred Stock, and 589,657 shares of our common stock.

Acquisition of Barging Terminal Facility in Wheeling, West Virginia

On March 13, 2013, we acquired a 10.8 acre barging terminal facility located in Wheeling, West Virginia for $750,000 through a new 10.5 year variable-rate loan facility with a bank that also included an additional $350,000 of borrowing capacity for construction and refurbishment purposes. The variable interest rate is based on the prime rate of the 10 largest U.S. banks. The $350,000 borrowing capacity has been fully utilized.

Sale of Salt Water Disposal Wells

On June 10, 2013, GreenHunter Water closed on the sale for $5.2 million of a salt water disposal well and associated equipment located in South Texas pursuant to an Asset Purchase Agreement with Sable Environmental SWD 4, LLC.

At-the-Market Offering

Subsequent to December 31, 2012, we issued the remaining common stock and Series C Preferred Stock available to be sold under our at-the-market offering program. The net cash proceeds received upon issuance of these securities was $5.2 million for the issuance of 221,946 shares of our common stock and 265,436 shares of our Series C Preferred Stock.

Appointment of Julie Silcock to Our Board of Directors

On January 8, 2013, Julie Silcock, Managing Director and Co-Head of Houlihan Lokey’s investment banking practice in the Southwest region of the U.S., was appointed to serve on our board of directors. Ms. Silcock has more than 25 years of experience advising companies across all industries on mergers and acquisitions, equity and debt capital market transactions, private debt and equity placements, and high-yield offerings.

Appointment of Ronald McClung as Senior Vice President and Chief Financial Officer

Our board of directors appointed Ronald McClung Senior Vice President and Chief Financial Officer effective September 1, 2013. Mr. McClung is a Certified Public Accountant (CPA) and brings more than twenty years of both public and private company audit, treasury, risk management, SEC public company reporting, Sarbanes-Oxley Act compliance, due diligence and acquisition integration experience.

2013 Private Placement of Series C Preferred Stock and Warrants to Purchase Common Stock

On September 19, 2013, we closed a private placement with accredited investors of an aggregate of 181,786 shares of Series C Preferred Stock and warrants to purchase an aggregate of 282,778 shares of common stock for $2.25 per share (with an expiration date of September 19, 2018), for aggregate gross proceeds of approximately $3.2 million. We retained MLV & Co. LLC as the placement agent for the offering, and we paid MLV & Co. LLC a commission of 150,835 shares of our common stock (having a value of approximately 5.5% of the gross proceeds of the private placement based on the closing price of our common stock on September 18, 2013). We intend to use the proceeds for general corporate purposes. In connection with the private placement, we entered into a registration rights agreement in which we agreed to, within 90 days of the closing of the private placement, file this registration statement with the SEC covering the resale of the Series C Preferred Shares and the shares of common stock underlying the common stock purchase warrants. We also agreed to use commercially reasonable efforts to have this registration statement declared effective as soon as practicable. We further agreed to register the resale of the shares of common stock issued to MLV & Co. LLC in connection with the private placement.

Employee Stock Options

During October 2013 we issued to employees stock options to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.33 per share and an aggregate of 20,000 shares of our common stock at an exercise price of $1.37 per share.

Second Lien Credit Facility

        On October 30, 2013, the Company executed a non-binding letter of intent to enter into a second lien credit facility in the amount of $35 million for a term of four and one-half years with an lending institution. The proceeds are intended for use to provide us growth capital. Our legal counsel and the lender(s) legal counsel are working on definitive legal documents, and we anticipate closing on the credit facility in early 2014. Our operating and investing cash flow plans are dependent on closing the credit facility. In the event we are unsuccessful in closing the facility, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business.

Closing of Private Placement of Unsecured Term Notes and Warrants to Purchase Common Stock

On November 14, 2013, the Company closed a private placement of approximately $1.5 million aggregate principal amount of our Unsecured Term Notes due one year from the date of issuance together with 129,777 common stock purchase warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants have an expiration date of five years from the date of issuance. Fifteen separate individuals or entities purchased the notes including two members of our senior management, including our chairman, Gary C. Evans. We will use the net proceeds from this offering for the sole purpose of building MAG Tank™ panel inventory, our state of the art above-ground modular storage tank.

Credit Support from Gary C. Evans, Our Chairman

On December 12, 2013, Gary C. Evans, our chairman, loaned us $1.5 million and we issued to Mr. Evans an unsecured promissory note in the amount of $1.5 million principal (simple interest of 13% per annum) together with a warrant to purchase up to 107,142 shares of our common stock at $0.01 per share. The warrant expires five years from the date of its issuance. Mr. Evans made the loan under a letter agreement whereby he has agreed to fund, if necessary, our liquidity needs through December 31, 2013 up to a maximum of $2 million (which amount includes the $1.5 million received on December 12, 2013). We will pay principal and all accrued interest on the promissory note on or before March 1, 2014, unless extended at our option for thirty days. In addition, we may prepay the promissory note in whole or in part at any time.

Executive Offices

Our principal executive offices are located at 1048 Texan Trail, Grapevine, Texas 76051, and our telephone number is (972) 410-1044. Our website is www.greenhunterresources.com. Additional information that may be obtained through our website does not constitute part of this prospectus.

RISK FACTORS

Investing in our securities has a significant degree of risk. Before you invest in the Series C Preferred Stock or common stock offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our Series C Preferred Stock or common stock to decline and you could lose all or part of your investment.

Risks Related To Our Business

We have continued to experience losses from our ongoing operations and we have substantial doubts about our ability to continue as a going concern.

Although we have begun to generate significant revenues from our water management activities, we have continued to experience losses from our ongoing operations and have substantial doubts about our ability to continue as a going concern. Our chairman has executed a letter in which he has agreed to fund, if necessary, any of our additional liquidity needs through December 31, 2013 (up to a maximum amount of $2.0 million). On December 12, 2013, we borrowed $1.5 million from our chairman pursuant to this letter. See “Prospectus Summary—Recent Developments—Credit Support from Gary C. Evans, Our Chairman.” We have also raised additional capital through the sale of our securities. However, we will be required to raise additional funding to fully implement our entire business plan. Our financial position has been adversely affected by our lack of working capital.

We have a limited operating history, and our business may not be as successful as we envision.

We are in an early stage of our current business plan. We have a limited operating history with respect to the construction and operation of water management facilities for “unconventional” oil and gas exploration and production activities. Our limited operating history makes it difficult for potential investors to evaluate our business. Therefore, our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the water management industry in general. Investors should evaluate an investment in our company in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services and technologies. Despite our best efforts, we may never overcome these obstacles and achieve financial success.

Our business is speculative and dependent upon the implementation of our new business strategy, as well as our ability to enter into agreements with third parties for necessary financing for the construction of facilities related to our water management operations. Our efforts may not be successful or result in revenue or profit. We may not generate significant revenues and our investors may lose their entire investment.

We have significant debt that could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a relatively high amount of indebtedness. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. In addition, our ability to obtain additional financing in the future may be impaired by our leverage and existing debt covenants. Our indebtedness could result in the following:

•	make it more difficult for us to satisfy our obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate expenditures;

•	force us to sell assets or seek additional capital to service our indebtedness, which we may be unable to do on terms favorable to us or at all;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

If any of these were to occur, it would adversely affect, potentially materially, our results of operations.

Covenants in our debt agreements impose restrictions on us.

Certain of our debt agreements contain restrictive covenants including, but not limited to, restrictions on our ability to incur debt or encumbrances or sell assets, restrictions on investments and lending, and a debt service coverage ratio. Our failure to comply with these covenants would result in an event of default pursuant to which our lenders could call the entire amount of the debt immediately due. If the entire amount of our debt outstanding under these debt agreements is called due, we may not have sufficient funds available to pay such indebtedness and may not be able to refinance the accelerated indebtedness on terms favorable to us or at all which could have a material adverse effect on our results of operations and our ability to operate as a going concern. See “Note 4 – Notes Payable” in our unaudited condensed consolidated financial statements contained in this prospectus.

Additionally, we believe that it is probable that we will not be in compliance with certain existing debt covenants contained in our secured debt agreements as of December 31, 2013. Should we not be in compliance with these covenants at year end, we will likely need to obtain the necessary waivers from the specific lender(s) prior to year end. Senior management has already initiated this discussion with our lenders.

We are dependent upon our key personnel.

Our operations and financial success significantly depend on our managerial personnel. Our managerial personnel have the right to make all decisions with respect to management and operation of our business and affairs. We are dependent on our executive officers and key personnel and our ability to attract and retain qualified personnel. Our profitability could be adversely affected if we lose members of our management team. Other than an employment agreement with Mr. Hoopes, our interim Chief Executive Officer, President and Chief Operating Officer, we have not entered into any employment agreements with any of our management personnel nor have we obtained “key man” life insurance on any of their lives.

We may not be able to meet our capital requirements.

Building and operating our water management facilities, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow. Our subsidiary, GreenHunter Water has identified water hauling capacity as a constrained resource in our target areas of operations and we are actively pursuing contracts for this service as part of our Total Water Management Solutions™ portfolio offering. Our ability to generate revenues in this market is dependent upon our ability to source capital for expansion, hire and train operating personnel and maintain our fleet of equipment so it is available when needed.

We will be required to pursue sources of additional capital through various means, including joint venture projects, which may include a profit sharing component, debt financing, equity financing or other means. We may not be successful in locating a suitable financing or strategic business combination transaction in a timely fashion or at all. In addition, we may not be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders as we issue additional shares of common stock to investors in future financing transactions and as these financings trigger anti-dilution adjustments in existing equity-linked securities. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Further, we may incur substantial costs in pursuing future capital or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely affect our financial results.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the renewable energy and water management industry, and the fact that we are a new enterprise without a proven operating history.

Risks Related to Our Water Management Business

We are subject to United States federal, state and local regulations regarding issues of health, safety, transportation, and protection of natural resources and the environment. Under these regulations, we may become liable for penalties, damages or costs of remediation. Any changes in laws or government regulations could increase our costs of doing business.

Hydraulic fracturing is a commonly used process that involves using water, sand and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. Federal and state legislation and regulatory initiatives relating to hydraulic fracturing are expected to result in increased costs and additional operating restrictions for oil and gas explorers and producers. Congress is currently considering legislation to amend the Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Sponsors of two companion bills, which are currently pending in the House Energy and Commerce Committee and the Senate Committee on Environment and Public Works Committee have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens for oil and natural gas operators. Several states are also considering implementing, or in some instances, have implemented, new laws or regulations pertaining to hydraulic fracturing, including the disclosure of chemicals used in connection therewith. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process would make it more difficult and more expensive to complete new wells in the unconventional shale resource formations and increase costs of compliance and doing business for oil and natural gas operators. As a result of such increased costs, the pace of oil and gas activity could be slowed, resulting in less need for water management solutions. Our results of operations could be negatively affected.

Our water management operations are subject to other federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation and disposal of produced-water and other materials. For example, our water management business segment is expected to include disposal into injection wells that could pose some risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. Liability under these laws and regulations could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damage, personal injuries and natural resource damage. Sanctions for noncompliance with applicable environmental laws and regulations also may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of orders to assess and clean up contamination.

Failure to comply with these laws and regulations could result in the assessment of administrative, civil or criminal penalties, imposition of assessment, cleanup, natural resource loss and site restoration costs and liens, revocation of permits, and, to a lesser extent, orders to limit or cease certain operations. In addition, certain environmental laws impose strict and/or joint and several liability, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time of those actions regardless of fault and irrespective of when the acts occurred.

Demand for our water management services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Demand for our water management services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry’s view of future oil and natural gas prices and are sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and may be affected by a variety of factors, including the following:

•	demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;

•	oil and gas production by non-OPEC countries;

•	the level of excess production capacity;

•	political and economic uncertainty and sociopolitical unrest;

•	the level of worldwide oil and gas exploration and production activity;

•	the cost of exploring for, producing and delivering oil and gas;

•	technological advances affecting energy consumption; and

•	weather conditions.

The oil and gas industry historically has experienced periodic downturns. A significant downturn in the oil and gas industry could result in a reduction in demand for our water management services and could adversely affect our financial condition, results of operations or cash flows.

Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our water management activities and could adversely affect our financial position, results of operations or cash flows.

The Energy Policy Act of 2005 amended the Underground Injection Control (“UIC”) provisions of the Safe Drinking Water Act to exclude hydraulic fracturing from the definition of “underground injection” and associated permitting requirements under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the Safe Drinking Water Act to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require reporting and disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Similar legislation could be introduced in the current session of Congress or at the state level or local level. Scrutiny of hydraulic fracturing activities continues in other ways, with the U.S. Environmental Protection Agency, or the EPA, having commenced a study of the potential environmental impacts of hydraulic fracturing. In 2010, a committee of the U.S. House of Representatives undertook investigations into hydraulic fracturing practices, including requesting information from various field services companies. The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. Moreover, public debate over hydraulic fracturing and shale gas production has been increasing and has resulted in delays of well permits in some areas.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, incurred by our customers or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations or ordinances regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our water management activities, which could adversely affect our financial position, results of operations and cash flows.

We currently do not have the necessary technology for the treatment of water used in the hydraulic fracturing process and will need to acquire or license such technology prior to expanding our operations into this area.

Although we have begun to enter into agreements relating to water management activities for use in the oil and gas industry, we currently do not have the necessary technology for the treatment of water used in the hydraulic fracturing process. We will need to acquire or license such technology prior to entering into this part of our contemplated future operations. We may be unable to obtain or license such technology on terms favorable to us or at all. The failure to obtain such technology could have a material adverse effect on us and could restrict our ability to successfully enter into the water treatment business.

Competitors have been established in the market place, which may hinder our ability to compete.

We face competition in our water management business from several other water management companies. Many of these companies have a strategic advantage by being already established in the market. They have longer operating histories and broader name recognition, and have secured clients within both the oil and gas and trucking industries. As a result, our ability to effectively enter into additional water management arrangements could be hindered by competitors who have longer standing relationships with potential customers.

Some oil and gas producers have their own water management services, which could limit the demand for our services.

Our water management business is predicated on providing water management solutions to oil and gas producers. Some of the larger oil and gas producers have their own water management solutions and some have even constructed their own injection well sites to dispose of the waste water produced from their own oil and gas drilling activities. With access to their own water management solutions, larger oil and producers will have less need for the water management solutions that we provide. A lower demand for our services will adversely affect our financial position and ability to continue as an ongoing concern.

We may be subject to product liability claims for which we do not have adequate insurance coverage. If we were required to pay a substantial product liability claim, our business and financial condition would be materially adversely affected.

We face an inherent risk of exposure to product liability claims in the event that the use of our products results in injury or destruction of property. Such claims may include, among others, that our products introduce other contaminants into the water. Product liability claims relating to defective products could have a material adverse effect on our business and financial condition.

We must meet evolving customer requirements for water treatment and invest in the development of our water treatment technologies. If we fail to do this, our business and operating results will be adversely affected.

We need to continually evaluate our technology and product offerings to remain competitive in our markets, in particular, the treatment of water used in the hydraulic fracturing process. If we are unable to develop or enhance our systems and services when necessary, whether through internal development or acquisition, to satisfy evolving customer demands, our business, operating results, financial condition and prospects will be harmed significantly.

Adverse weather conditions, natural disasters, droughts, climate change, and other adverse natural conditions can impose significant costs and losses on our business.

Our ability to provide water management operations is subject to the availability of water, which is vulnerable to adverse weather conditions, including extended droughts and temperature extremes, which are quite common but difficult to predict and may be influenced by global climate change. This risk is particularly true with respect to regions where oil and gas operations are significant. In extreme cases, entire operations may be unable to continue without substantial water reserves. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Salt water injection wells potentially may create earthquakes. In December 2011, the state of Ohio shut down a disposal site because it was determined that the disposal facility was completed into a previously unknown fault line and may have been a contributing factor in creating low energy earthquakes. We are not currently insured for earthquake coverage in Ohio, but we are evaluating options for business interruption insurance that may provide coverage for a disposal well being shut-in by a geological event.

We may be subject to risks arising from our continued ownership of our idle biomass facility in Imperial County, California.

We own an idle biomass power plant located in Imperial County, California, which we refer to as the biomass facility. The biomass facility was originally built in 1989 and has not operated since 1994. We do not currently have the intention of attempting to complete the construction and retrofitting of the biomass facility.

Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. Under certain circumstances, a landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. In addition, we could face environmental liability for violations on or related to the ownership or operation of the biomass facility. If any hazardous materials are found within our operations and are in violation of the law or exceed regulatory action concentrations at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after we sell or cease operations on any subject properties, including the biomass facility, and may apply to hazardous materials present within the properties before we acquired or commenced use of them. If significant losses arise from hazardous substance contamination, our financial viability may be substantially and adversely affected. Moreover, electric utilities and electric power plants such as the biomass facility are subject to environmental laws, rules and regulations that are subject to change. Additional capital expenditures may be required to comply with existing or new environmental laws, rules and regulations. We cannot predict at this time whether any additional legislation or rules will be enacted which will affect the biomass facility, and if such laws or rules are enacted, what the costs to us might be in the future because of such action.

In addition, the cost of owning the biomass facility or its resale value could be negatively impacted by new laws and regulations. Moreover, the biomass facility is located in a seismically active region and is subject to seismic events, including ground shaking, liquefaction and landslides. Our insurance may be inadequate to cover losses resulting from such events.

Our failure to timely file certain periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

We did not file our Form 10-Q for the quarter ended March 31, 2013 within the time frame required by the SEC. Because of this late filing, we may be limited in our ability to access the public markets to raise debt or equity capital, which could prevent us from pursuing transactions or implementing business strategies that would be beneficial to our business. We generally will be ineligible to file an SEC Form S-3 registration statement until such time as we have timely filed all SEC reports required to be filed during the twelve months preceding the filing. Further, during such period, we will be unable to use our existing shelf registration statement on Form S-3 or conduct “at-the-market”, or ATM, offerings of our equity securities, which ATM offerings we had conducted with respect to our common stock and our Series C Preferred Stock prior to our late SEC filing. We may use Form S-1 to register a sale of our securities to raise capital or complete acquisitions, but doing so would likely increase transaction costs and adversely impact our ability to raise capital or complete acquisitions in an expeditious manner.

Risks Related to the Ownership of Our Series C Preferred Stock and Common Stock

The price of our common stock and Series C Preferred Stock may be volatile.

We expect the price of our common stock and Series C Preferred Stock to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	changing conditions in fuel markets;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;

•	additions or departures of key personnel;

•	future sales of our capital stock;

•	tax and other regulatory developments;

•	our ability to develop water solutions for shale or “unconventional” oil and gas exploration;

•	our ability to develop and complete facilities, and to introduce and market the energy created by such facilities to economically viable production volumes in a timely manner; and

•	other factors discussed in this “Risk Factors” section and elsewhere in this prospectus.

Trading in our stock over the last twelve months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the last three months was approximately 107,000 shares. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Our directors and officers have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of December 12, 2013, our officers and directors beneficially owned approximately 55% of our common stock in the aggregate. See “Security Ownership of Management and Principal Stockholders” beginning on page 57 of this prospectus. As a result, these stockholders, if they act together, will be able to control our management and affairs and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

If we issue additional shares in the future, it will result in dilution to our existing stockholders.

Our certificate of incorporation, as amended, does not permit the holders of our common stock the right to subscribe for additional shares of capital stock upon any issuance or increase thereof. As a result, if we choose to issue additional shares of common stock or securities convertible into common stock, our stockholders may be unable to maintain their pro rata ownership of common stock. The issuance of additional securities will result in a reduction of the book value and market price of the outstanding shares of our common stock. If we issue any such additional shares or securities convertible into or exercisable for shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders who do not purchase such shares. Further, such issuance may result in a change of control of the Company.

We may issue shares of our capital stock or debt securities to complete a business combination or acquire assets, which would dilute the equity interest of our stockholders and could cause a change in control of our ownership.

Our certificate of incorporation, as amended, authorizes the issuance of up to 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 12, 2013, there were 56,207,394 authorized but unissued shares of our common stock and 8,000,000 authorized but unissued shares of our preferred stock.

We may issue a substantial number of additional shares of our common stock or preferred stock or debt securities (which may be convertible into our capital stock), or a combination of common stock, preferred stock and debt securities, to the stockholders of a potential target or in connection with a related simultaneous financing to complete a business combination or asset purchase. The issuance of additional common stock, preferred stock or debt securities may:

•	significantly dilute the equity interest of our current stockholders;

•	subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to holders of our common stock;

•	cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and possibly result in the resignation or removal of some or all of our present officers and directors; and

•	adversely affect prevailing market prices for our common stock.

Similarly, our issuance of additional debt securities could result in the following:

•	default and foreclosure on our assets if our operating revenues after a business combination or asset purchase are insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness, even if we have made all principal and interest payments when due, if the debt security contains covenants that require the maintenance of certain financial ratios or reserves, or change of control provisions, and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

Our ability to successfully effect a business combination and to be successful afterwards will be dependent upon the efforts of our key personnel and other personnel we hire to manage the acquired business and whom we would have only a limited ability to evaluate.

Our ability to successfully effect a business combination and successfully integrate the acquired business’s operations with our own will be dependent upon the efforts of our key personnel and other personnel we hire to manage the acquired business. However, we cannot presently ascertain the future role of our key personnel in the target business. Moreover, while we intend to closely scrutinize any individuals we engage in connection with a business combination, our assessment of these individuals may prove to be incorrect. These individuals may be unfamiliar with the requirements of operating as part of a public company which could cause us to have to expend time and resources familiarizing them with such requirements. This process could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate attractive business combinations.

We expect to encounter intense competition from other entities with business objectives similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well-established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors may possess greater technical, human and other resources than we do, and our financial resources may be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation may give others an advantage in pursuing the acquisition of certain target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to successfully complete an acquisition of a target business, our business plan may be thwarted and investors may lose their entire investment.

We may be unable to obtain additional financing, if required, to complete a business combination, asset purchase or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination or asset purchase.

We cannot ascertain the capital requirements for any particular transaction. If the net proceeds of any specific capital raise prove to be insufficient, either because of the size of the business combination or asset purchase, we may be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination or asset purchase, we would be compelled to restructure the transaction or abandon that particular business combination or asset purchase and seek an alternative target. In addition, if we consummate a business combination or asset purchase, we may require additional financing to fund the operations or growth of the target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target. With the exception of our chairman’s agreement to fund, if necessary, our liquidity needs through December 31, 2013 (up to $2.0 million), none of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

Management has identified a material weakness in our internal control over financial reporting which we may be unable to completely remediate. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

Management, under the general direction of the principal executive officer and the principal financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of September 30, 2013 and December 31, 2012. This evaluation included consideration of the controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms, and that information required to be disclosed in reports filed by us under the Exchange Act is accumulated and communicated to management, including the principal executive officer and the principal financial officer, in such a manner as to allow timely decisions regarding the required disclosure. Based on this evaluation, the principal executive officer and the principal financial officer concluded that our disclosure controls and procedures were not effective as of September 30, 2013 and December 31, 2012 due to the material weakness described in the following paragraph. To address the material weakness described below, we performed additional analyses and other post-closing procedures designed to provide reasonable assurance that our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). As a result of these procedures, we believe that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, changes in stockholders’ equity and cash flows for the periods presented, in conformity with GAAP.

In connection with the preparation of our consolidated financial statements included in this registration statement, our management identified a material weakness in our internal control over financial reporting which we may be unable to completely remediate. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we have a lack of sufficient, qualified personnel to design and manage an effective internal control environment. Due to the lack of sufficient, qualified personnel, we do not have the appropriate level of accounting knowledge, experience and training in GAAP to assess the completeness and accuracy of our accounting matters. In addition, we did not maintain effective controls over the period-end financial reporting process, including controls with respect to the preparation, review, supervision and monitoring of accounting operations. Specifically, we did not maintain effective controls to provide reasonable assurance that monthly account reconciliations were reviewed on a timely basis and that monthly and quarterly financial information was prepared and reviewed timely. We also had an insufficient segregation of duties and insufficient controls that would mitigate conflicting roles within the control environment to prevent material misstatement.

We have initiated a number of steps and plan to continue to implement measures designed to improve our internal control over financial reporting and disclosure controls and procedures in order to remediate the material weakness. To remediate the material weakness in our control environment, we have implemented certain personnel changes, including the hiring of a Chief Financial Officer due to the recent retirement of our former Chief Financial Officer, to establish an environment necessary to prevent or detect potential deficiencies in the preparation of our financial statements and controls to support our desired internal control over financial reporting and disclosure controls and procedures. We will implement more formalized processes and controls to identify, review and document accounting treatment of normal, recurring transactions. To implement these processes and controls related to the complete and timely evaluation of accounting issues, we hired a new controller who has experience in our industry and we will continue to add staff and/or seek assistance from outside consultants, as warranted. Accordingly, we are in the process of expanding our accounting department to respond to our recent growth. We believe that the personnel we have recently added and that we plan to add in the near future, in combination with the other initiatives explained herein, will enable us to improve the scope and quality of our internal review of accounting matters and financial reporting and remediate this material weakness. We are realigning the responsibilities and accountability in the financial reporting process and implementing additional monitoring and detective controls to remediate the material weakness in period-end financial reporting processes. These additional controls include: realignment of duties when segregation is needed and a financial close timetable and reporting calendar by department that will be monitored by the Chief Financial Officer to ensure these reviews are completed on a timely basis to allow sufficient time for review by management and permit the timely preparation and review of monthly and quarterly financial statements. To help remediate the material weakness, we have contracted with an independent consulting firm that specializes in the areas of financial advisory and interim staffing solutions to assist us in complying with our financial reporting obligations.

We believe the foregoing efforts will effectively remediate the material weakness. The actions that we are taking are subject to ongoing senior management review. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weakness. If our remedial measures are insufficient to address the material weakness, or if significant deficiencies or material weaknesses in our internal control over financial reporting are discovered or occur in the future, it may adversely affect the results of our management evaluations. In addition, if we are unable to successfully remediate the material weakness and if we are unable to produce accurate and timely financial statements or we are required to restate our financial results, our stock price may be adversely affected.

In the event we cannot comply with the requirements of the Sarbanes-Oxley Act of 2002 or we acquire a business that is unable to satisfy regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective, our business and our stock price could suffer.

As a reporting public company, we are currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, such statute also requires an evaluation of any target business acquired by us. Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls, including an evaluation of any target businesses acquired by a company. In the event the internal controls over financial reporting of a target business cannot satisfy the regulatory requirements relating to internal controls or if these internal controls over financial reporting are not effective, we may not be able to complete a business combination with the target business without substantial cost or significant risks to the Company or our management may be unable to certify as to the effectiveness of the internal controls following the completion of a business combination. Our efforts to comply with Section 404 and related regulations regarding our management’s required assessment of internal controls over financial reporting may require the commitment of significant financial and managerial resources or may prevent a business combination with certain target businesses. If we fail to timely complete our evaluation, if our management is unable to certify the effectiveness of the internal controls of the Company or the acquired business, we could be subject to regulatory scrutiny and loss of public confidence, which could have an adverse effect on our business and our stock price.

Our outstanding options, warrants, convertible promissory notes, convertible debentures and Series C Preferred Stock may have an adverse effect on the market price of our common stock and make it more difficult to effect a business combination.

To the extent we issue shares of common stock to effect a business combination, the potential for the issuance of substantial numbers of additional shares upon exercise of outstanding options and warrants or conversion of convertible promissory notes, convertible debentures or our Series C Preferred Stock could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised or converted, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued to complete the business combination. Accordingly, our options, warrants, convertible promissory notes, convertible debentures and Series C Preferred Stock may make it more difficult to effectuate a business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of a sale, of the shares underlying the options, warrants, convertible promissory notes, convertible debentures and Series C Preferred Stock could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If, and to the extent, options, warrants, convertible promissory notes, convertible debentures or shares of Series C Preferred Stock are exercised or converted, as applicable, you may experience dilution to your holdings.

We do not intend to pay dividends on our common stock and thus stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Moreover, the payment of dividends on our common stock is subject to certain restrictions as discussed further under “Dividend Policy” on page 24 of this prospectus. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

Our certificate of incorporation and bylaws and Delaware law may inhibit a takeover.

In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our certificate of incorporation, as amended, bylaws, as amended, and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to, the following:

•	staggered terms of service for our board of directors;

•	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders;

•	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

•	a provision of our bylaws providing that special meetings of the stockholders may be called by our chairman, our president, or our board of directors, or by our president or secretary at the request in writing of the holders of not less than 30% of all shares issued, outstanding and entitled to vote.

All of these provisions could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

If we do not continue to meet the listing standards established by the NYSE MKT, our common stock or Series C Preferred Stock may not remain listed for trading.

The NYSE MKT has established certain quantitative and qualitative standards that companies must meet in order to remain listed for trading on these markets. We cannot guarantee that we will be able to maintain all necessary requirements for listing; therefore, we cannot guarantee that our common stock or Series C Preferred Stock will remain listed for trading on the NYSE MKT or other similar markets.

Ongoing losses may prevent us from paying dividends on our Series C Preferred Stock.

As we have continued to experience ongoing losses from our current operations we may be prevented or unable to pay dividends on the Series C Preferred Stock in the future. Our business is speculative and dependent upon the implementation of our new business strategy, as well as our ability to enter into agreements with third parties for necessary financing for the construction of facilities related to our water management operations. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues to satisfy our current obligations. As a result, we may not be able to generate sufficient revenues to pay dividends on the Series C Preferred Stock in the future.

The Series C Preferred Stock has historically been thinly traded, which may negatively affect investors’ ability to sell their shares. The Series C Preferred Stock has no stated maturity date.

Since the Series C Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares of Series C Preferred Stock in the secondary market. While shares of our Series C Preferred Stock trade on the NYSE MKT, our Series C Preferred Stock is thinly traded, which may negatively affect investors’ ability to sell their shares. The low trading volume of our Series C Preferred Stock is outside of our control, and may not increase in the near future or, even if it does increase in the future, may not be maintained.

The market value of our equity securities could be adversely affected by various factors.

The trading price of our common stock and our Series C Preferred Stock may depend on many factors, including the following:

•	market liquidity;

•	particularly with respect to our Series C Preferred Stock, prevailing interest rates;

•	the market for similar securities

•	general economic conditions; and

•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of our equity securities, including our Series C Preferred Stock, to decrease.

We could be prevented from paying dividends on the Series C Preferred Stock.

Although dividends on the Series C Preferred Stock are cumulative and arrearages will accrue until paid, you will only receive cash dividends on the Series C Preferred Stock if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law, the terms of any senior shares, or any documents governing our indebtedness. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series C Preferred Stock when payable. We have paid the dividends accrued on the currently issued and outstanding shares of Series C Preferred Stock. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. Accordingly, there is no guarantee that we will be able to pay any cash dividends on our Series C Preferred Stock. Furthermore, in some circumstances, we may pay dividends in stock rather than cash, and our stock price may be depressed at such time.

The Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series C Preferred Stock has not been rated by any nationally recognized statistical rating organization. In addition, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series C Preferred Stock will be subordinated to all of our existing and future debt, and all future capital stock designated as senior to the Series C Preferred Stock. We may also incur additional indebtedness in the future to finance potential acquisitions or other activities and the terms of the Series C Preferred Stock do not require us to obtain the approval of the holders of the Series C Preferred Stock prior to incurring additional indebtedness. As a result, our existing and future indebtedness may be subject to restrictive covenants or other provisions that may prevent or otherwise limit our ability to make dividend or liquidation payments on our Series C Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to our Series C Preferred Stock and would be required to be paid before any payments could be made to holders of our Series C Preferred Stock.

Investors should not expect us to redeem the Series C Preferred Stock on the date the Series C Preferred Stock becomes redeemable or on any particular date afterwards.

We may not redeem the Series C Preferred Stock prior to June 30, 2015, except pursuant to the special redemption upon a Change of Ownership or Control discussed below. On and after June 30, 2015, we may redeem the Series C Preferred Stock for cash at our option, from time to time, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date.

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

The Series C Preferred Stock does not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions except for redemption at our option upon a Change of Ownership or Control as described above or after June 30, 2015.

Any decision we may make at any time to redeem the Series C Preferred Stock will depend upon, among other things, our evaluation of our capital position, including the composition of our stockholders’ equity and general market conditions at that time.

Holders of Series C Preferred Stock have extremely limited voting rights.

Except as expressly stated in the certificate of designations governing the Series C Preferred Stock, as a holder of Series C Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action other than as provided in the certificate of designations. For example, your approval would not be required for any merger or consolidation in which we are involved or sale of all or substantially all of our assets except to the extent that such transaction materially adversely changes the express powers, preferences, rights or privileges of the holders of Series C Preferred Stock. None of the provisions relating to the Series C Preferred Stock contains any provisions affording the holders of the Series C Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series C Preferred Stock, so long as the terms and rights of the holders of Series C Preferred Stock are not materially and adversely changed.

The issuance of future offerings of preferred stock may adversely affect the value of our Series C Preferred Stock.

Our certificate of incorporation, as amended, currently authorizes us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. We may issue other classes of preferred shares that would rank on parity with or senior to the Series C Preferred Stock as to dividend rights or rights upon liquidation, winding up or dissolution. The creation and subsequent issuance of additional classes of preferred shares on parity with or, with the consent of the holders of the Series C Preferred Stock, senior to our Series C Preferred Stock would dilute the interests of the holders of Series C Preferred Stock and any issuance of preferred stock that is senior to the Series C Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series C Preferred Stock.

You may be required to use other sources of funds to pay income taxes in respect of dividends received, or deemed to be received, on the Series C Preferred Stock in certain circumstances.

If we are required to pay dividends on the Series C Preferred Stock in shares of our common stock or additional shares of Series C Preferred Stock and such shares are not marketable at such time, you will be required to satisfy your income tax liability with respect to such dividends from other sources.

Holders of the Series C Preferred Stock may be unable to use the dividends-received deduction.

Distributions paid to corporate U.S. holders of the Series C Preferred Stock may be eligible for the dividends-received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not currently have accumulated earnings and profits. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series C Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction. If any distributions on the Series C Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series C Preferred Stock might decline.

Non-U.S. Holders may be subject to U.S. income tax with respect to gain on disposition of their Series C Preferred Stock.

If we are a U.S. real property holding corporation at any time within the five-year period preceding a disposition of Series C Preferred Stock by a non-U.S. holder or the holder’s holding period of the shares disposed of, whichever period is shorter, such non-U.S. holder may be subject to U.S. federal income tax with respect to gain on such disposition. If we are a U.S. real property holding corporation, which we expect we are, so long as the Series C Preferred Stock is regularly traded on an established securities market, a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of the Series C Preferred Stock unless the holder beneficially owns (directly or by attribution) more than 5% of the total fair market value of the Series C Preferred Stock at any time during the five-year period ending either on the date of disposition of such interest or other applicable determination date. For additional information concerning these matters, see “Material U.S. Federal Income Tax Consequences.”

Our ability to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

We currently have net operating loss carryforwards that may be available to offset future taxable income. However, changes in the ownership of our stock (including certain transactions involving our stock that are outside of our control) could result (or may have already resulted) in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, which may significantly limit our ability to utilize our net operating loss carryforwards. To the extent an ownership change has occurred or were to occur in the future, it is possible that the limitations imposed on our ability to use pre-ownership change losses could cause a significant net increase in our U.S. federal income tax liability and could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect.

Our Series C Preferred Stock is not generally convertible and purchasers may not realize a corresponding upside if the price of our common stock increases.

Our Series C Preferred Stock is not generally convertible into our common stock and earns dividends at a fixed rate. Accordingly, the market value of our Series C Preferred Stock may depend on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, our Series C Preferred Stock. Moreover, our right to redeem the Series C Preferred Stock on or after June 30, 2015 or in the event of a Change of Ownership or Control could impose a ceiling on its value.

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this prospectus, other than statements of historical facts, which address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future capital expenditures, growth, product development, sales, business strategy and other similar matters are forward-looking statements. You can identify forward-looking statements by terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other similar expressions or phrases. These forward-looking statements are based largely on our current expectations and assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from the forward-looking statements set forth herein as a result of a number of factors, including, but not limited to, our products’ current state of development, the need for additional financing, changes in our business strategy, competition in various aspects of our business, the risks described under “Risk Factors” beginning on page 3 of this prospectus and other risks detailed in our reports filed with the Securities and Exchange Commission, or the SEC. In light of these risks and uncertainties, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized. We undertake no obligation to update or revise any of the forward-looking statements contained in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the assumptions, qualifications, and limitations set forth below and the accuracy of factual matters, the following is the opinion of Fulbright & Jaworski LLP, counsel to GreenHunter, with respect to the material U.S. federal income tax consequences to “U.S. holders” and “Non-U.S. holders” (each as defined below) of the purchase, ownership and disposition of Series C Preferred Stock offered by the selling stockholders under this prospectus. Counsel’s opinions are limited to statements of U.S. federal income tax law and regulations and legal conclusions with respect thereto.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion only applies to purchasers who purchase and hold the Series C Preferred Stock as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series C Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or holder of Series C Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series C Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, former U.S. citizens, or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion. Counsel’s opinions are an expression of professional judgment and are not a guarantee of a result and are not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that counsel’s opinions set forth herein will be sustained if challenged by the Internal Revenue Service.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series C Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Series C Preferred Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our Series C Preferred Stock.

THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES C PREFERRED STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES C PREFERRED STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER OTHER FEDERAL TAX LAW AND THE LAWS OF APPLICABLE STATE, LOCAL AND FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES C PREFERRED STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. holders:

You are a “U.S. holder” if you are a beneficial owner of Series C Preferred stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to our Series C Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series C Preferred Stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series C Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.”

Dividends received by individual U.S. holders of Series C Preferred Stock will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual U.S. holder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual U.S. holders with respect to the Series C Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series C Preferred Stock becomes ex-dividend. Also, if a dividend received by an individual U.S. holder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, any loss recognized by such individual U.S. holder on a subsequent disposition of the stock will be treated as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such U.S. holder’s holding period for the stock. In addition, under the Patient Protection and 2010 Reconciliation Act (the “2010 Reconciliation Act”), dividends recognized after December 31, 2012, by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. Individual U.S. holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporations generally will be eligible for the dividends-received deduction. This deduction is allowed if the underlying stock is held for at least days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. If a corporate stockholder receives a dividend on the Series C Preferred Stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the corporate stockholder in certain instances must reduce its basis in the Series C Preferred Stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate stockholder’s basis, any excess will be taxed as gain as if such stockholder had disposed of its shares in the year the “extraordinary dividend” is paid. Each domestic corporate holder of Series C Preferred Stock is urged to consult with its tax advisors with respect to the eligibility for and amount of any dividends received deduction and the application of Section 1059 of the Code to any dividends it receives.

Distributions of Additional Shares of Common Stock or Series C Preferred Stock. As discussed under “Description of Our Series C Preferred Stock—Dividends—Failure to Make Dividend Payments,” the certificate of designation governing the Series C Preferred Stock requires us to pay dividends on Series C Preferred Stock “in-kind” in shares of our common stock or additional shares of Series C Preferred Stock in certain circumstances. Such dividend distributions of shares of our common stock or additional shares of Series C Preferred Stock will be treated as taxable distributions in the same manner as cash distributions. The amount of the distribution and basis of the shares of our common stock or Series C Preferred Stock received will be equal to the fair market value of such shares on the distribution date.

Constructive Distributions on Series C Preferred Stock. A distribution by a corporation of its stock deemed made with respect to its preferred stock is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock.

The constructive distribution of property equal to the redemption premium would accrue without regard to the U.S. holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) under Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of Series C Preferred Stock that would constitute a dividend, return of capital or capital gain to the U.S. holder of the stock in the same manner as cash distributions described under the heading “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series C Preferred Stock is uncertain.

The Company has the right to call the Series C Preferred Stock for redemption on or after June 30, 2015, or upon a Change of Ownership or Control (collectively, the “call option”). The stated redemption price of the Series C Preferred Stock upon the Company’s exercise of the call option is equal to the liquidation preference of the Series C Preferred Stock (i.e., $25, plus accrued and unpaid dividends) and is payable in cash. If the Company does not exercise the call option, a U.S. holder of Series C Preferred Stock may, upon a Change of Ownership or Control, require the Company to convert the U.S. holder’s Series C Preferred Stock into shares of our common stock immediately before the Change of Ownership or Control (the “conversion option”). The aggregate value of the common stock to be received upon conversion of the Series C Preferred Stock generally would be equal to the liquidation preference of the Series C Preferred Stock (i.e. $25, plus accrued and unpaid dividends) subject to certain limitations described in “Description of Our Series C Preferred Stock—Redemption—Special Redemption Upon Change of Ownership or Control.”

If the redemption price of the Series C Preferred Stock exceeds the issue price of the Series C Preferred Stock upon the exercise of the call option or conversion option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series C Preferred Stock. The redemption price for the Series C Preferred Stock should be the liquidation preference of the Series C Preferred Stock (i.e., $25, plus accrued and unpaid dividends). Assuming that the issue price of the Series C Preferred Stock is determined under principles similar to the OID Rules, the issue price for the Series C Preferred Stock should be the initial offering price at which a substantial amount of the Series C Preferred Stock is sold.

A redemption premium for the Series C Preferred Stock should not result in constructive distributions to U.S. holders of the Series C Preferred Stock if the redemption premium is less than a de minimis amount as determined under principles similar to the OID Rules. A redemption premium for the Series C Preferred Stock should be considered de minimis if such premium is less than .0025 of the Series C Preferred Stock’s liquidation value of $25.00 at maturity, multiplied by the number of complete years to maturity. Because the determination under the OID Rules of a maturity date for the Series C Preferred Stock is unclear, the remainder of this discussion assumes that the Series C Preferred Stock is issued with a redemption premium greater than a de minimis amount.

Company’s Call Option. The Company’s call option should not require constructive distributions of the redemption premium if, based on all of the facts and circumstances as of the issue date, the redemption pursuant to the Company’s call option is not more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID rules. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. The Company believes that its right to redeem the Series C Preferred Stock should not be treated as more likely than not to occur under the foregoing test. Accordingly, no U.S. holder of Series C Preferred Stock should be required to recognize constructive distributions of the redemption premium because of the Company’s call option.

Holder’s Conversion Option. If upon a Change of Ownership or Control the Company does not exercise its call option and a U.S. holder elects to convert some or all of the U.S. holder’s Series C Preferred Stock into common stock of the Company, the U.S. holder should not recognize gain or loss upon the conversion except as noted below. The U.S. holder’s conversion of Series C Preferred Stock into common stock of the Company may result in a distribution taxed in the same manner as a cash distribution described under the heading “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” if either: (i) the U.S. holder’s right is pursuant to a plan to periodically increase the U.S. holder’s proportionate interest in the assets or earnings and profits of the Company, or (ii) there are dividends in arrears on the Series C Preferred Stock at the time of the recapitalization, and as a result, the U.S. holder’s interest in the assets or earnings and profits of the Company is increased. In the latter case, the amount of the constructive distribution is limited to the lesser of (i) the amount by which the value of the common stock received exceeds the issue price of Series C Preferred Stock, which in this case would be the redemption premium; or (ii) the amount of dividends in arrears on the Series C Preferred Stock. The Company believes that any conversion of Series C Preferred Stock into common stock should not be treated as pursuant to a plan to periodically increase the U.S. holders’ interest in the assets or earnings and profits of the Company because a U.S. holder’s right to convert requires a Change in Ownership or Control, neither of which is certain to occur or within the control of the U.S. holders of Series C Preferred Stock. Accordingly, the amount of any deemed distribution upon conversion should be the lesser of: (i) the redemption premium for Series C Preferred Stock or (ii) the amount of dividends in arrears. Assuming the Company makes monthly payments of dividends on the Series C Preferred Stock, any constructive distribution attributable to conversion of the Series C Preferred Stock into common stock of the Company should be limited in amount.

Disposition of Series C Preferred Stock, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series C Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series C Preferred Stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. In addition, under the 2010 Reconciliation Act, gains recognized after December 31, 2012, by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income.

A redemption of shares of the Series C Preferred Stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series C Preferred Stock exceeds one year), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series C Preferred Stock redeemed, except to the extent that any cash or the Company’s common stock or Series C Preferred Stock received is attributable to any accrued but unpaid dividends on the Series C Preferred Stock, which will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General.” A payment made in redemption of Series C Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Stock, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

•	results in a “complete redemption” of a U.S. holder’s stock interest in the Company under Section 302(b)(3) of the Code; or

•	is a redemption of stock held by a non-corporate U.S. holder, which results in a partial liquidation of the Company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of Series C Preferred Stock and our common stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the Company, which will depend on the U.S. holder’s particular facts and circumstances at such time. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder is exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder is exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of Series C Preferred Stock generally will not qualify for this exception because the voting rights are limited as provided in the “Description of Our Series C Preferred Stock—Voting Rights.”

For purposes of the “redemption from non-corporate U.S. holders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature, and had been interpreted under case law to include the termination of a business or line of business.

Each U.S. holder of Series C Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Stock will be treated as a dividend or a payment in exchange for the Series C Preferred Stock. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series C Preferred Stock is treated as a distribution with respect to such U.S. holder’s Series C Preferred Stock, but not as a dividend, such amount will be allocated to all shares of Series C Preferred Stock held by such U.S. holder immediately before the redemption on a pro-rata basis. The amount applied to each share will reduce such U.S. holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such U.S. holder has different bases in shares of Series C Preferred Stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such U.S. holder could have gain even if such U.S. holder’s aggregate adjusted tax basis in all shares of Series C Preferred Stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series C Preferred Stock to the U.S. holder’s remaining, unredeemed Series C Preferred stock (if any), but not to any other class of stock held, directly or indirectly, by the U.S. holder. Any unrecovered basis in the Series C Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series C Preferred Stock and to certain payments of proceeds on the sale or other disposition of Series C Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series C Preferred Stock and certain payments of proceeds on the sale or other disposition of our Series C Preferred Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. holders:

You are a “Non-U.S. holder” if you are a beneficial owner of Series C Preferred Stock and you are not a “U.S. holder.”

Distributions on the Series C Preferred Stock. If distributions (whether in cash or our common stock or Series C Preferred Stock including constructive distributions as discussed under the heading “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions of Additional Shares of Common Stock or Series C Preferred Stock”) are made with respect to our Series C Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series C Preferred Stock and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series C Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.” In addition, if we are a U.S. real property holding corporation, i.e. a “USRPHC,” which we believe that we are currently, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions”), with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Dividends paid to a Non-U.S. holder of our Series C Preferred Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder of our Series C Preferred Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such Non-U.S. holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our Series C Preferred Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A Non-U.S. holder of our Series C Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Series C Preferred Stock, Including Redemptions. Any gain realized by a Non-U.S. holder on the disposition of our Series C Preferred Stock will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. holder owned beneficially (directly or pursuant to attribution rules) more than 5% of the total fair market value of our Series C Preferred Stock at any time during the five year period ending either on the date of disposition of such interest or other applicable determination date. This assumes that our Series C Preferred Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are currently a USRPHC and that our Series C Preferred Stock will be regularly traded on an established securities market.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if the Non-U.S. holder is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code.

If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Stock, such Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series C Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series C Preferred Stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series C Preferred Stock, a redemption of shares of the Series C Preferred Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a Non-U.S. holder generally will recognize long-term capital gain or loss, if the Non-U.S. holder’s holding period for such Series C Preferred Stock exceeds one year, equal to the difference between the amount of cash received and fair market value of property received and the Non-U.S. holder’s adjusted tax basis in the Series C Preferred Stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series C Preferred Stock, which generally will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Distributions on the Series C Preferred Stock.” A payment made in redemption of Series C Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Stock, in the same circumstances discussed above under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.” Each Non-U.S. holder of Series C Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Stock will be treated as a dividend or as payment in exchange for the Series C Preferred Stock.

Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of our Series C Preferred Stock unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recently Enacted Legislation Relating to Foreign Accounts. Recently enacted legislation (“FATCA”) will generally impose a 30% withholding tax on dividends on Series C Preferred Stock and the gross proceeds of a disposition of Series C Preferred Stock that are paid to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code and the Treasury regulations thereunder) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements, or is otherwise exempt from FATCA withholding; and (ii) a “non-financial foreign entity” (as that term is defined in Section 1472(d) of the Code and the Treasury regulations thereunder) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements, or otherwise is exempt from FATCA withholding. A Non-U.S. holder should consult its own tax advisors regarding the application of this legislation to it. According to recently issued guidance from the Internal Revenue Service, FATCA withholding will apply to dividends paid on shares of our Series C Preferred Stock starting July 1, 2014, and to gross proceeds from the disposition of shares of our Series C Preferred Stock starting January 1, 2017.

USE OF PROCEEDS

The Series C Preferred Stock and the common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of Series C Preferred Stock or common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK AND SERIES C PREFERRED STOCK

Our common stock and Series C Preferred Stock are listed on the NYSE MKT under the ticker symbols “GRH” and “GRH.PRC,” respectively. Our fiscal year ends on December 31st of each year.

The following table sets forth, for the periods indicated, the actual high and low sales prices of our common stock (rounded to the nearest penny) as reported by the NYSE MKT:

	Fiscal 2013		Fiscal 2012		Fiscal 2011
	High	Low	High	Low	High	Low
First Quarter	1.96	1.35	3.66	0.81	1.28	0.78
Second Quarter	1.57	0.75	2.85	1.40	1.13	0.61
Third Quarter	1.75	0.80	2.60	1.80	1.70	0.71
Fourth Quarter(1)	1.71	1.17	2.35	1.47	1.25	0.62

(1)	Through December 12, 2013.

On December 12, 2013, the closing price as reported on the NYSE MKT of our common stock and Series C Preferred Stock was $1.33 per share and $19.33 per share, respectively. As of December 12, 2013, we had 594 record holders of our common stock.

The following table sets forth, for the periods indicated, the actual high and low sales prices of our Series C Preferred Stock (rounded to the nearest penny) as reported by the NYSE MKT:

	Fiscal 2013		Fiscal 2012		Fiscal 2011
	High	Low	High	Low	High	Low
First Quarter	20.19	18.37	—	—	—	—
Second Quarter	19.36	17.15	—	—	—	—
Third Quarter	19.20	16.90	23.35	20.86	—	—
Fourth Quarter(1)	19.35	18.23	22.74	19.30	—	—

(1)	Through December 12, 2013.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. Moreover, our common stock ranks junior to our Series C Preferred Stock as to the payment of dividends, which means we may not pay dividends on our common stock until all accumulated accrued and unpaid dividends with respect to our Series C Preferred Stock have been paid. Furthermore, certain of our debt agreements do not allow us to pay dividends on our common stock without obtaining appropriate lender consents. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited and unaudited financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” on page 15 for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. The discussion should not be construed to imply that the results contained herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.

Overview

We are a diversified water resource, waste management and environmental services company headquartered in Grapevine, Texas that specializes in the unconventional oil and natural gas shale resource plays. Through our wholly owned subsidiary GreenHunter Water we provide Total Water Management Solutions™ in the oilfield. We understand that there is no single solution to exploration and production fluids management, and this understanding shapes our technology-agnostic approach to services. GreenHunter Water’s approach to water management includes fixed-facility and mobile water treatment systems (Frac-Cycle®), an expanding portfolio of UIC Class II Salt Water Disposal wells with advanced hauling and fresh water logistics services, a next-generation modular above-ground storage tank system (MAG Tank™), and compliance tracking technologies (RAMCAT™) that allow shale producers to reduce costs while they account for their fluids from cradle-to-grave and adhere to emerging regulations.

Prior to April 13, 2007, we were a startup company in the development stage and we reentered the development stage effective July 1, 2010. Our previous business plan was to acquire and operate a portfolio of assets in the renewable energy sectors of, biodiesel, biomass, solar, wind, and geothermal. We refocused our efforts and currently have ongoing business initiatives in water management through GreenHunter Water and our subsidiary acquired last year, Hunter Disposal LLC, and biomass through GreenHunter Mesquite Lake, LLC (“Mesquite Lake”). The Company has begun to earn significant revenue from planned principal operations since the first quarter of 2012, and are no longer in the development stage. It is our goal to become a leading provider of water management solutions and clean energy products as it relates to the oil and gas industry in the unconventional resource plays.

As part of this new strategic initiative, we have acquired or leased properties in the Marcellus, Utica, Eagle Ford, Bakken Shale and Mississippian Lime areas located in Appalachia, South Texas, Eastern Montana and Oklahoma, respectively. We have developed commercial water service and oilfield fluids management facilities on most of these properties and have the intention to further develop barge transport capabilities along existing navigable inland waterways in the Appalachian region. In addition, we have designed, engineered, fabricated, sold and deployed a modular above-ground temporary water storage system for an unconventional oil and gas exploration and production company that is active in the Utica Shale and in the Marcellus Shale and we are installing an onsite water treatment facility in this region. Our modular above-ground temporary water storage system is proprietary and we have received a provisional patent protecting the intellectual property of this next-generation water storage solution. We continue to evaluate alternatives and possibly license new technologies to treat water and other fluids associated with the production of oil and natural gas for reuse.

We believe that our ability to successfully compete in the clean water industry depends on many factors, including the location and low cost construction of our planned facilities, execution of our acquisition strategy, development of strategic relationships, achievement of our anticipated low cost production model, access to adequate debt and equity capital, proper and meaningful governmental support which may include tax incentives and credit enhancements, and recruitment and retention of experienced management and qualified field personnel.

Current Plan of Operations and Ability to Operate as a Going Concern

As of September 30, 2013, we had a working capital deficit of $7.8 million which includes $2.5 million related to earlier construction activities at our Mesquite Lake Biomass Plant that are non-recourse to the parent company, GreenHunter Resources, Inc.

We have continued to experience losses from ongoing operations but at a much reduced level. However, the continuing losses raise substantial doubt about our ability to continue as a going concern. We received a number of capital advances in 2011 and 2012 from our chairman in exchange for promissory notes, all of which have been repaid through September 30, 2013. We have a letter of guarantee from the Chairman of the Company for up to $2.0 million of credit support if needed to fund future operations which expires on December 31, 2013. On December 12, 2013, we borrowed $1.5 million pursuant to this letter. See “Prospectus Summary—Recent Developments—Credit Support from Gary C. Evans, Our Chairman” for additional information. Additionally, we believe that it is probable that we will not be in compliance with certain existing covenants contained in our secured debt agreements as of December 31, 2013. Should we not be in compliance with these covenants at year end, we will likely need to obtain the necessary waivers from the specific lender(s) prior to year end. Senior management has already initiated these discussions.

Along with the revenue generated from our water management activities, which includes the combination of the White Top and Black Water acquisitions, the Hunter Disposal acquisition, the Blue Water acquisition, the Virco acquisition, our South Texas Water Joint Venture and other capital projects in Appalachia, South Texas and other regions, letter of guarantee, credit support and proceeds expected from an unsecured credit facility (see “Prospectus Summary—Recent Developments—Second Lien Credit Facility”), we anticipate having sufficient cash reserves to meet all of our anticipated operating obligations for the next twelve months. Planned capital expenditures are largely dependent on our ability to secure additional capital. As a result, we are in the process of seeking additional capital through a number of different alternative sources, and particularly with respect to procuring working capital sufficient for the development of our water management projects in order that we can generate positive cash flow to sustain operations. We continue to pursue numerous opportunities in the water resource management business as it specifically relates to the oil and gas industry in the unconventional resource plays.

In April 2013, we sold our first MAG Tank™, which will be used as a fresh or brine water holding impoundment at a multi-well Utica Shale drill pad located in southeastern Ohio. Our next generation modular above ground MAG Tank™ design was engineered to accommodate heavy fluids in addition to fresh water. The proprietary and patent-pending design uses standardized steel modular trapezoidal MAG Panels™ that are capable of supporting fluid weight independent of other panels together with a reusable impermeable liner. MAG Panels™ allow operators to configure tank footprints to match the well pad in multiple shapes and in virtually unlimited capacities above 11,000 barrels. The MAG Tank™ meets or exceeds industry standards for above ground oilfield fluid storage and provides oil and gas operators with a flexible, low-cost and environmentally friendly water storage solution as compared to traditional 500 barrel frac tanks, earthen impoundments and vertical-wall cylindrical temporary above-ground storage tanks. We anticipate significant demand for this new proprietary product, which is available for short-term and long-term lease or purchase.

On June 10, 2013, GreenHunter Water closed on the sale of a saltwater disposal well and associated equipment located in South Texas, pursuant to an Asset Purchase Agreement with Sable Environmental SWD 4, LLC, for which the Company received $5.2 million, which was used to fund operations, resulting in a gain of $2.3 million. GreenHunter Water is also in negotiations regarding the potential sale of up to three salt water disposal wells and associated equipment located in South Texas.

On September 19, 2013, the Company sold in a private placement 181,786 shares of Series C Preferred Stock and warrants to purchase 282,778 shares of our common stock. The net cash proceeds received upon issuance of these securities were approximately $3.2 million. We also issued 150,835 shares of common stock as compensation for services rendered in connection with the transaction to the placement agent.

There can be no assurance that we will be successful in generating sufficient cash flows to fund our planned development activities related to our water management business, or that the operations of our water management business will generate sufficient cash flows to fund our ongoing operations subsequent to its development. If we are unsuccessful in raising sufficient capital to fund the development of our water management business, or if our water management business fails to generate sufficient cash flows to fund our ongoing operating cash flow needs subsequent to its development, we will be required to seek alternative financing, sell our assets, or any combination thereof. Further, considering our financial condition, we may be forced to accept financing or sell assets at terms less favorable than would otherwise be available. Our operating and investing cash flow plans are dependent on closing the credit facility. In the event we are unsuccessful in closing the facility, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business.

Results of Operations

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012:

Total Revenues

Our total revenue for the three month period ended September 30, 2013 was approximately $10.7 million, an increase of 118% or $5.8 million compared to $4.9 million during the similar 2012 period. The increase is due to revenue generated from our water management operations which began in late 2011 and has increased significantly upon the acquisitions of Hunter Disposal, White Top and Black Water, as well as the expansion of our GreenHunter Water operations. During the three month periods ended September 30, 2013 and 2012, respectively, approximately $3.0 million and $2.4 million was recorded in water disposal revenue, approximately $5.6 million and $2.1 million was recorded in transportation revenue, and approximately $410,000 and $386,000 was recorded in water storage and other revenue. During the three month period ending September 30, 2013, the Company recorded its first Mag Tank™ sale for $1.7 million. We expect to continue to both sell and rent additional Mag Tanks™ when we raise the capital to build additional inventory. We expect our revenues, at a minimum, to remain consistent and grow in future periods as we complete new disposal locations which will further expand our revenue potential.

We began generating revenues from our New Matamoras barge and storage facility, Ritchie Disposal Facility and our two Oklahoma disposal wells during 2012. Our Helena well in South Texas, which was sold in June of 2013, became operational at the end of September 2012, and our joint venture disposal wells in South Texas, the Kennedy, Westhoff and Dilley became operational in January, February and March 2013, respectively. In addition, we began to recognize revenue on our two Appalachian wells acquired in November 2012, in the fourth quarter of 2012.

Operating Costs

Our operating costs were approximately $8.4 million, an increase of 236% or $5.9 million compared to the $2.5 million reported for the three month periods ended September 30, 2013 and 2012, respectively. The increase was due to operating costs incurred from our water management operations during the year for Hunter Disposal, GreenHunter Water, White Top and Black Water. We expect our costs, including transportation costs to decline in relation to revenue as we use more of our company-owned trucks to haul water and provide services. We have also scaled back the high cost services of well-pad completion and rig washing offered by our White Top and Black Water business lines.

Depreciation Expense

Depreciation expense was approximately $1.0 million and $635,000 during the three month periods ended September 30, 2013 and 2012, respectively, an increase of 53%. The increase is due to Hunter Disposal, GreenHunter Water, White Top and Black Water, partially decreased by the sale of assets. Our depreciation expense will continue to increase as we add disposal facilities and transportation equipment.

Selling, General and Administrative Expense

Selling, general and administrative expense (“SG&A”) was approximately $2.0 million and $1.2 million during the three month periods ended September 30, 2013 and 2012, respectively. This increase is due to expansion of our business activities. We expect SG&A expense to increase in future periods as we continue to expand our water management business.

The following is a schedule of our selling, general and administrative expense for the three month periods ended September 30:

	2013	2012	Variance
Total personnel and related costs	$1,124,988	$578,465	$546,523
Total office and related costs	452,244	331,462	120,782
Total travel, selling and marketing	186,207	177,595	8,612
Total professional fees	158,528	19,979	138,549
Total taxes and permits	57,515	116,369	(58,854)

Total	$1,979,482	$1,223,870	$755,612

Stock Based Compensation

Stock based compensation expense was approximately $355,000 and $530,000 during the three month periods ended September 30, 2013 and 2012, respectively. We expect stock based compensation expense to increase in future periods as we continue to expand our water management business.

Operating Loss

Our operating loss was $346,000 and $12.9 million for the three month periods ended September 30, 2013 and 2012, respectively. The decrease in operating loss is mainly due to the impairment of asset value related to our biomass project during the similar period of 2012 of $12.9 million.

Other Income and expense

Other income (expense) was $(25,000) and $(320,000) for the three month periods ended September 30, 2013 and 2012, respectively. Interest expense was approximately $221,000 during the three months ended September 30, 2013 compared to approximately $343,000 during the similar period of 2012. We expect our interest expense will continue to increase as we add debt to fund our future expansion. The Company recorded gain on a sale of assets of $65,000 and -0- for the three month period ended September 30, 2013 and 2012. During the three month period ending September 30, 2012, there was a gain on the conversion of convertible securities of $24,000. The gain or loss on convertible securities will not continue in the future as the underlying securities were all converted or expired during 2012.

Preferred Stock Dividends

Dividends on our preferred stock were $1.2 million for the three month period ended September 30, 2013, versus $2.3 million for the three month period ended September 30, 2012. The decrease is primarily due to our recording of deemed dividends on the conversion of our Series A Preferred Stock into shares of Series C Preferred Stock and our Series B Preferred Stock into shares of our common stock in the similar period of 2012, which was partially offset by increased dividends due to the issuance of Series C Preferred Stock throughout 2012 and 2013.

Net Loss and Net Loss Per Share

Net loss was $371,000 and $13.2 million for the three month periods ended September 30, 2013 and 2012, respectively. The decrease in the net loss in 2013 is due to the impairment of asset value related to our biomass project during the similar period of 2012 of $12.9 million partially offset by increased revenue associated with increased scale of operations, increased disposal volumes in all regions, and increased usage of owned trucks and equipment in the current period. The net loss to common shareholders was $1.5 million for the three month period ended September 30, 2013 versus $15.5 million during the similar period in 2012 due to the deemed dividends on the conversion of our Series A Preferred Stock into shares of Series C Preferred Stock and our Series B Preferred Stock into shares of our common stock in the similar period of 2012, which was partially offset by the increased preferred stock dividends in conjunction with the issuance of our Series C Preferred Stock throughout 2012 and 2013. Net loss per share was $0.05 and $0.52 for the three month periods ended September 30, 2013 and 2012, respectively.

Our weighted average shares outstanding were 33.6 million and 29.6 million for the three month periods ended September 30, 2013 and 2012, respectively, due to common shares issued for the Hunter Disposal, Blue Water, White Top, Black Water and South Texas Joint Venture acquisitions and the exchange of our Series B Preferred Stock for Common Stock through our ATM offering.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012:

Total Revenues

Our total revenue for the nine month period ended September 30, 2013 was approximately $28.2 million, an increase of 149% or $16.9 million compared to $11.3 million during the similar 2012 period. The increase is due to revenue generated from our water management operations which began in late 2011 and has increased significantly upon the acquisitions of Hunter Disposal, White Top and Black Water. During the nine month periods ended September 30, 2013 and 2012, respectively, approximately $8.8 million and $4.7 million was recorded in water disposal revenue, approximately $14.1 million and $5.4 million was recorded in transportation revenue, and approximately $3.6 million and $1.2 million was recorded in water storage and other revenue. During the three month period ending September 30, 2013, the Company recorded its first Mag Tank™ sale for $1.7 million. We expect to continue to both sell and rent additional Mag Tanks™ when we raise the capital to build additional inventory. We expect our revenues, at a minimum, to remain consistent and grow in future periods as we complete new disposal locations which will further expand our revenue potential.

We began generating revenues from our New Matamoras barge and storage facility, Ritchie Disposal Facility and our two Oklahoma disposal wells during 2012. Our Helena well in South Texas, which was sold in June of 2013, became operational at the end of September 2012, and our joint venture disposal wells in South Texas, the Kennedy, Westhoff and Dilley became operational in January, February and March, 2013, respectively. In addition, we began to recognize revenue on our two Appalachian wells acquired in November 2012, in the fourth quarter of 2012.

Operating Costs

Our operating costs were approximately $23.7 million, an increase of 282% or $17.5 million compared to $6.2 million reported for the nine month periods ended September 30, 2013 and 2012, respectively. The increase was due to operating costs incurred from our water management operations during the year for Hunter Disposal, GreenHunter Water, White Top and Black Water. We expect our costs, including transportation costs to decline in relation to revenue as we use more of our Company owned trucks to haul water and provide services. We have also scaled back the high cost services of well-pad completion and rig washing offered by our White Top and Black Water business lines.

Depreciation Expense

Depreciation expense was approximately $3.1 million and $1.1 million during the nine month periods ended September 30, 2013 and 2012, respectively, an increase of 180%. The increase is due to Hunter Disposal, GreenHunter Water, White Top and Black Water. Our depreciation expense will continue to increase as we add disposal facilities and transportation equipment.

Impairment of Asset Value

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. We have made an acquisition at year end 2012 that resulted in the recognition of goodwill. The carrying value of goodwill at March 31, 2013 was fully impaired subsequent to a change in estimate of the net assets acquired during the White Top and Black Water acquisition. Goodwill is not amortized. Instead, authoritative guidance requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments are required to estimate the fair value of a reporting unit including estimating future cash flows, determining appropriate discount rates and other assumptions. We typically perform this impairment analysis annually during the third quarter of each fiscal year. We adopted Accounting Standards Update (ASU) No. 2011- 08, Intangibles-Goodwill and Other (Topic 350) which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the more quantitative two-step impairment test.

On May 17, 2013, the Company discontinued certain portions of operations of White Top and Black Water, resulting in increased uncertainties regarding the timing and nature of a recovery of capital expenditures. Taking these factors into account, we reassessed its financial outlook of, and consequently reevaluated the recoverability of goodwill associated with these acquisitions. We performed the two-step impairment test and concluded that the fair value of goodwill was substantially lower than the carrying value of goodwill associated with the acquisition. Accordingly, during the first quarter of fiscal 2013, we recorded an impairment charge of $2.8 million.

Rhodes Disposal Facility

In April 2013, lightning struck property and equipment located at our Rhodes salt water disposal well site located in Canadian County, Oklahoma, resulting in an impairment of $1.9 million, which was calculated using estimates to arrive at the fair value of the property and equipment subsequent to the loss. During the third quarter of 2013, the Company received insurance proceeds of $663,569 due to this loss.

Biomass Facility

We recorded an expense for impairment of asset value on our Mesquite Lake Biomass Project of $12.9 million for the three months ended September 30, 2012. Management determined that there was insufficient time and financial resources available to comply with the terms of the existing power purchase agreement, which required that power from the project be delivered by March 31, 2013. Without the existing power purchase agreement, management believes that the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. We are in the process of securing a letter of intent to sell the asset to a third party who would secure its own power purchase agreement and develop the project. The total carrying value of the project net assets prior to recording an impairment to its value at September 30, 2012, was $17.9 million.

Selling, General and Administrative Expense

SG&A was approximately $5.7 million and $3.2 million during the nine month periods ended September 30, 2013 and 2012, respectively. This increase is due to expansion of our business activities. We expect SG&A expense to increase in future periods as we continue to expand our water management business.

The following is a schedule of our selling, general and administrative expense for the nine month periods ended September 30:

	2013	2012	Variance
Total personnel and related costs	$2,832,276	$1,447,771	$1,384,505
Total office and related costs	1,326,695	714,676	612,019
Total travel, selling and marketing	506,534	345,037	161,497
Total professional fees	892,208	462,319	429,889
Total taxes and permits	145,834	198,259	(52,425)

Total	$5,703,547	$3,168,062	$2,535,485

Stock Based Compensation

Stock based compensation expense was approximately $1.3 million and $1.8 million during the nine month periods ended September 30, 2013 and 2012, respectively. We expect stock based compensation expense to increase in future periods as we continue to expand our water management business.

Operating Loss

Our operating loss was $9.6 million and $13.7 million for the nine month periods ended September 30, 2013 and 2012, respectively. The decrease in operating loss is due to $6.4 million of operating loss generated by our water management operations, which includes an impairment of asset value of $1.2 million and an impairment of goodwill of $2.8 million, as opposed to operating income of $3.2 million during the similar period of 2012, which was offset by the impairment of asset value related to our biomass project during the similar period of 2012 of $12.9 million.

Other Income and Expense

Other income was $1.3 million and other expense of $797,000 for the nine month periods ended September 30, 2013 and 2012, respectively. Gain on sale of assets of was approximately $1.8 million for the nine months ended September 30, 2013 compared to none during the similar period of 2012. Upon the sale of the Helena disposal well, we recorded a gain of approximately $2.3 million, which was partially offset by a loss on the sale of assets of approximately $500,000 during the nine months ended September 30, 2013. Unrealized gain on convertible securities of approximately $24,000 during the nine months ended September 30, 2012 and none for the similar period of 2013 as the underlying securities were all converted or expired during 2012. Interest expense was approximately $695,000 during the nine months ended September 30, 2013 compared to approximately $821,000 during the similar period of 2012. We expect our interest expense will continue to increase as we add debt to fund our future expansion.

Preferred Stock Dividends

Dividends on our preferred stock were $3.3 million for the nine month period ended September 30, 2013, versus $2.8 million for the nine month period ended September 30, 2012. The increase is due to the issuance of Series C Preferred Stock throughout 2012 and 2013 partially offset by the deemed dividends on the Series A Preferred and Series B Preferred Stock conversions of $(924,000) and $2.6 million, respectively in the similar period of 2012.

Net Loss and Net Loss Per Share

Our net loss was $8.3 million and $14.5 million for the nine month periods ended September 30, 2013 and 2012, respectively. The decrease in the net loss in 2013 is due to increased costs associated with increased scale of operations, increased usage of owned trucks and equipment, an impairment of asset value of $1.2 million and an impairment of goodwill of $2.8 million, partially offset by a gain on sale of assets of $1.9 million, as opposed to the impairment of asset value related to our biomass project of $12.9 million during the nine months ended September 30, 2012. The net loss to common shareholders was $11.7 million for the nine month period ended September 30, 2013 versus $17.3 million during the similar period in 2012 due to the increased operations and decreased impairment of asset value in 2013. Net loss per share was $0.34 and $0.61 for the nine month periods ended September 30, 2013 and 2012, respectively.

Our weighted average shares outstanding were 33.4 million and 28.2 million for the nine month periods ended September 30, 2013 and 2012, respectively, due to common shares issued for the Hunter Disposal, Blue Water, White Top, Black Water and South Texas Joint Venture acquisitions and the exchange of our Series B Preferred Stock for Common Stock through our ATM offering.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011:

Total Revenues

Our total revenue was approximately $17.1 million in 2012 compared to $1.1 million in 2011, a 1,455 percent increase. The increase is due to revenue generated from our water management operations which began in late 2011 and has increased significantly upon the acquisition of Hunter Disposal on February 17, 2012. During 2012, approximately $8.8 million was recorded in water disposal revenue, approximately $6.7 million was recorded in transportation revenue, and approximately $1.5 million was recorded in water storage and other revenue. We generated storage rental income of approximately $1.1 million during 2011. We expect our revenues, at a minimum, to remain consistent and grow in future periods as we complete new disposal locations and increase existing disposal volumes with existing capacity which will further expand our total revenue potential. We began generating revenues from our New Matamoras barge and storage facility, Ritchie Disposal Facility and our two Oklahoma disposal wells during the second half of 2012.

Our Helena well in South Texas became operational at the end of September 2012, and one of our joint venture disposal wells in South Texas, the Kennedy disposal well, became operational in January 2013. In addition, we began to recognize revenue on our two Appalachian wells acquired in November 2012, during the fourth quarter of 2012.

Operating Costs

Our operating costs were $9.5 million for the year ended December 31, 2012 and $1.1 million for the year ended December 31, 2011 an increase of 764 percent. The increase is due to operating costs incurred from our water management operations during the year for Hunter Disposal and GreenHunter Water. We expect our costs, including transportation costs to decline in relation to revenue as we use more of our Company owned trucks to haul water and provide services.

Depreciation Expense

Depreciation expense was approximately $1.9 million and approximately $190,000 for the year ended December 31, 2012 and 2011, respectively. The increase is due to Hunter Disposal and GreenHunter Water. Our depreciation expense will continue to increase as we add disposal facilities and transportation equipment.

Impairment of Asset Value

We recorded an expense for impairment of asset value on our Mesquite Lake Biomass Project during the year ended December 31, 2012. The Company determined that it had insufficient time and resources to sufficiently develop the Mesquite Lake Biomass Project so that power could be delivered into the power purchase agreement it had secured as the revenue stream for the project before it expired on March 31, 2013. As a result, management believes the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. We believe the fair value of the asset without a viable power purchase agreement should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million. We recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012. We recorded no impairments during 2011.

Selling, General and Administrative Expense

SG&A was approximately $5.7 million and $3.3 million during the year ended December 31, 2012 and 2011, respectively. This increase is due to expansion of our business activities. We expect SG&A expense to increase in future periods as we continue to expand our water management business.

The following is a schedule of our selling, general and administrative expense for the years ended December 31,:

	2012	2011	Variance
Total personnel and related costs	$3,091,576	$1,779,497	$1,312,079
Total office and related costs	893,234	425,592	467,642
Total travel, selling and marketing	509,839	122,821	387,018
Total professional fees	957,092	927,510	29,582
Total taxes and permits	205,580	84,407	121,173

Total	$5,657,321	$3,339,827	$2,317,494

Stock Based Compensation

Stock based compensation expense was approximately $4.4 million and $818,000 during the year ended December 31, 2012 and 2011, respectively. This increase is due to the growing number of employees as our business activities continue to expand, and the adoption of the 2010 Long-Term Incentive Compensation Plan, which provides for equity incentives to be granted to our employees, officers or directors, as well as key advisors and consultants. We expect stock based compensation expense to increase in future periods as we continue to expand our water management business.

Operating Income/Loss

Our operating loss was $20.2 million and $4.3 million for the year ended December 31, 2012 and 2011, respectively. The increase in operating loss is entirely due to the impairment in asset value offset by operating income generated by our water management operations.

Other Income and Expense

Other expense was $324,000 for the year ended December 31, 2012 as compared to an expense of $507,000 for the year ended December 31, 2011. Interest expense was approximately $973,000 during 2012 compared to approximately $782,000 during 2011. During the year ended December 31, 2012, the Company recorded a gain on convertible securities of approximately $24,000 versus a loss of $186,000 during the year ended December 31, 2011. We expect our interest expense will continue to increase as we add overall indebtedness to fund our future expansion activities. The gain or loss on convertible securities will not continue in the future as the securities causing this item have been converted or expired.

Preferred Stock Dividends

Dividends on our preferred stock were $3.6 million for the year ended December 31, 2012, versus $679,000 for the year ended December 31, 2011. The increase is due to the issuance of Series C Preferred Stock in the period and the deemed dividends on the Series A Preferred and Series B Preferred Stock conversions of ($924,000) and $2.6 million, respectively.

Net Loss and Net Loss Per Share

Our net loss was $17.6 million and $4.8 million for the years ended December 31, 2012 and 2011, respectively. The increase in the net loss in 2012 is entirely due to the impairment expense of $15.9 million. The net loss to common shareholders was $21.2 million during 2012 versus $5.5 million during 2011 due to the effect of the impairment expense and the deemed dividends in 2012. Net loss per share was $0.73 in 2012 versus $0.22 in 2011.

Our weighted average shares outstanding were 29.1 million and 24.7 million for the years ended December 31, 2012 and 2011, respectively, due to common shares issued for the Hunter Disposal, Blue Water and South Texas Joint Venture acquisitions and the exchange of our Series B Preferred Stock for Common Stock.

Liquidity and Capital Resources

We have begun to generate significant revenues from our water management activities. Execution of our business plan for the next twelve months requires the ability to generate cash to satisfy planned operating requirements. We expect the revenue generated from our water management activities, which includes the combination of White Top and Black Water acquisitions, the Hunter Disposal acquisition, the Blue Water acquisition, the Virco acquisition, our South Texas Water Joint Venture and other capital projects in Appalachia, South Texas and other regions, letter of guarantee, and credit support, and proceeds expected from an unsecured credit facility (see “Prospectus Summary—Recent Developments—Second Lien Credit Facility”) to be sufficient to meet all of our anticipated operating obligations for the next twelve months. Planned capital expenditures are largely dependent on the Company’s ability to secure additional capital. As a result, we are in the process of seeking additional capital through a number of different alternatives, and particularly with respect to procuring working capital sufficient for the further development of our water management projects so that we can begin to generate positive cash flow to sustain operations. Our operating and investing cash flow plans are dependent on closing the credit facility. In the event we are unsuccessful in closing the facility, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business. We continue to pursue numerous opportunities in the water resource management business as it specifically relates to the oil and gas industry in the unconventional resource plays.

Cash Flow and Working Capital

As of September 30, 2013, we had cash and cash equivalents of approximately $1.1 million and a working capital deficit of $7.8 million as compared to cash and cash equivalents of $1.8 million and a working capital deficit of $11.1 million as of December 31, 2012. This represents an improvement of $3.3 million. These decreases in cash and working capital deficit were due to the activities described below.

As of December 31, 2012, we had cash and cash equivalents of approximately $1.8 million and a working capital deficit of $11.1 million as compared to cash and cash equivalents of $85,000 and a working capital deficit of $13.7 million as of December 31, 2011. These decreases in cash and working capital were due to the activities described below.

Operating Activities

During the nine month periods ended September 30, 2013 and 2012, operating activities used $6.1 million and provided $2.3 million, respectively. We anticipate using cash flows from operating activities for the remainder of the year, but expect to have cash flows from financing activities sufficient to meet our operating needs.

During 2012, operating activities used $1.5 million versus $1.6 million during 2011. Since we acquired Hunter Disposal on February 17, 2012, our cash flows from operating activities have increased.

Investing Activities

During the nine month periods ended September 30, 2013 and 2012, investing activities used approximately $35,000 and $12.0 million in cash, respectively. In the 2013 period, we used cash for capital expenditures of approximately $2.1 million for development of our disposal wells and related facilities, $3.3 million for the acquisition of a barging terminal facility and construction of our South Texas wells and received proceeds of $5.2 million for the sale of our Helena disposal well. In the 2012 period, we used cash principally for the acquisition of Hunter Disposal of approximately $909 thousand, Blue Water of approximately $1.4 million, and the Eagle Ford Hunter Water Joint Venture of $1.2 million, and approximately $8.5 million for capital expenditures comprised of approximately $3.8 million for transportation equipment and approximately $4.2 million on water disposal and handling facilities and equipment.

During the year ended December 31, 2012, we used approximately $14.0 million in cash in investing activities, principally for the acquisition of Hunter Disposal of approximately $909,000, Blue Water of approximately $1.9 million, Eagle Ford Hunter Water Joint Venture of $1.2 million, Virco of $258,000 and White Top and Black Water of $446,000. We also used cash for capital expenditures of approximately $12.2 million for water disposal and handling facilities and equipment. We received $2.9 million from the sale of our Ocotillo wind project in 2012. In the 2011 period, our capital expenditures were approximately $1.1 million.

Financing Activities

During the nine month period ended September 30, 2013, our financing activities provided $5.4 million compared to $11.1 million in the similar period of the prior year. The cash provided during the 2013 period resulted from proceeds of $8.1 million, net of costs, for the sale of our Series C preferred stock, warrants, and common stock, proceeds of $116,000 from the exercise of equity incentives, and proceeds from borrowing on notes payable of approximately $3.3 million. We made payments on notes payable of $2.9 million, and paid approximately $3.3 million of dividends on our Series C Preferred Stock during the nine months ended September 30, 2013.

In the similar period of 2012, financing activities included proceeds of $7.9 million, net of costs, for the sale of our Series C Preferred Stock, proceeds of $30,000 from the exercise of warrants and proceeds from borrowing on notes payable of approximately $6.8 million. We made payments on notes payable of $3.0 million, paid approximately $608,000 of dividends on our Series C Preferred Stock, and paid $8 thousand in deferred financing costs during the nine months ended September 30, 2012.

The terms of our obligations collateralized by equipment and real estate, require us to comply, on an annual basis, with certain financial covenants, including a debt service coverage ratio. We are required to maintain a ratio of debt service coverage equal to or in excess of 1.30 to 1.00, and is calculated as the ratio of consolidated EBITDA to required principal and interest payments on all indebtedness, as defined in the credit agreement. We have determined that it is not probable that it will be in compliance with this covenant at December 31, 2013. Should we not be in compliance with this covenant at December 31, 2013, its related indebtedness would become immediately due and payable at the option of the lender. We expects to have waivers in place with the lender should it not be in compliance with the above ratio on that date.

During the year ended December 31, 2012, our financing activities provided $17.2 million compared to $871,000 in the prior year. The cash provided during the 2012 period resulted from proceeds of $13.9 million, net of costs, for the sale of our Series C Preferred Stock, proceeds of $105,000 from the exercise of warrants and proceeds from borrowing on notes payable of approximately $8.0 million. We made payments of notes payable of $3.5 million, paid approximately $1.4 million of dividends on our Series C Preferred Stock, and paid $8,000 in deferred financing costs during the year ended December 31, 2012.

In 2011, financing activities included $1.0 million from the issuance of common stock and warrants under our private placement offering, proceeds from borrowing on notes payable of $1.6 million, $122,000 of which was from our Chairman and CEO, and $1.7 million in repayment of notes payable.

Investing Activities and Future Requirements

Capital Expenditures

During the first nine months of 2013, we had capital expenditures of approximately $5.4 million, primarily construction and development of our disposal wells and related facilities and for the acquisition of a barging terminal facility and construction of our South Texas salt water disposal wells. On March 13, 2013, we acquired a 10.8 acre barging terminal facility located in Wheeling, Ohio County, West Virginia. Previously utilized as a gasoline storage facility, we have fully engineered plans to convert the location into a water treatment, recycling and condensate handling logistics terminal with operations scheduled to begin in 2014. In August 2013, these plans were approved by the Wheeling, West Virginia Planning Commission, and Management anticipates commencing construction during 2014. The current plan for the terminal is to convert the existing 11,000 square foot warehouse into a water recycling station and build up to 19,000 barrels of water tank storage. We plan to employ a vibration separation micro-filtration system at the barge terminal to remove suspended solids from oilfield brine. Oilfield producers will be given the option to reuse remediated fluids under our Frac-Cycle® services offering (which can be scaled to 10,000 barrels per day at the terminal) or take advantage of our advanced barge logistics capabilities to significantly reduce residual waste transportation costs.

Our current capital expenditure plan for the next twelve months is dependent upon our ability to raise additional debt and to a lesser extent equity capital. We plan to raise significant new debt related funds to fund capital projects.

During 2012, we invested approximately $12.2 million in capital expenditures, which primarily comprised of trucks and other equipment by our water management segment.

Forecast

For 2013, we have not adopted a formal corporate capital expenditure budget due to our current lack of capital resources. We have formulated specific budgets for ongoing projects and will adopt a formal corporate capital expenditure budget upon securing necessary financing commitments.

Water Resource Management

We recently entered into a definitive agreement to lease approximately five surface acres, including an existing well, located in West Virginia where we have developed a commercial water service facility.

Pursuant to the terms of the acquisition agreements, we acquired three disposal wells and certain real property for $300,000 cash and 91,425 shares of our Series C Preferred Stock having a value of approximately $2 million. The shares of Series C Preferred Stock were issued to a small group of former shareholders of Virco.

Planned use for the West Virginia location includes treatment facilities for oilfield produced water, frac water and drilling mud, salt water disposal wells and heavy equipment and frac tank lay-down yards. The property to be acquired through this transaction is strategically located in the heart of the drilling activity within the Appalachian resource plays of the Marcellus Shale and the new Utica Shale, as well as being strategically located nearby existing highway infrastructure where water hauling trucks are prevalent.

We have identified additional locations for water service and disposal facilities in the Appalachia and South Texas regions and are in various stages of negotiations with the owners of these properties for purchase or lease.

On August 31, 2011, we secured an order to deploy a next-generation above ground temporary water storage system in the Marcellus Shale of the Appalachian Basin. In addition we entered into a definitive agreement to install and operate an onsite semi-portable water treatment facility in the Marcellus Shale. The process includes the removal of chemicals and impurities in a sufficient amount for reuse in new wells scheduled for fracture stimulation.

On October 28, 2011, we secured a significant order to provide equipment rental and services which include thirty new frac tanks to an independent oil and gas company focused on Eagle Ford Shale drilling and development operations. The initial one year contract included rental and management of multiple sized fluid tanks, including 500 BBL water storage tanks, manifolds and other services.

On February 17, 2012, GreenHunter Water closed on the acquisition of 100% of the equity ownership interest of Hunter Disposal, LLC, a wholly-owned subsidiary of Magnum Hunter Resources Corporation. The terms and conditions of the equity purchase agreement between the parties were approved by the audit committee or an independent special committee for each party. The total consideration for this acquisition was approximately $9.9 million. The consideration paid consisted of $2.2 million in cash, 1,846,722 shares of the our restricted common stock with a fair market value of $3.3 million, 22,000 shares of our Series C Preferred Stock with a stated value of $2.2 million, and a $2.2 million convertible promissory note due to the seller. In connection with the sale, Triad Hunter, LLC, a subsidiary of Magnum Hunter Resources Corporation, entered into agreements with Hunter Disposal, LLC and GreenHunter Water for wastewater hauling and disposal capacity in Kentucky, Ohio and West Virginia and a five-year tank rental agreement with GreenHunter Water.

Contractual Obligations and Commercial Commitment

We have the following contractual obligations as of September 30, 2013:

	Payments due by Period
	Total	Remaining in 2013	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:
Long-term debt (a)	$13,247,483	$1,958,964	$5,373,133	$4,132,255	$1,783,131
Fixed-rate and variable-rate interest payments (a)	2,066,359	225,926	1,009,690	423,006	407,737
9% Series B Secured Redeemable Debentures (b)	98,100	98,100	—	—	—
Operating leases (c)	1,401,455	206,643	834,895	240,000	119,917

Total Contractual Obligations	$16,813,397	$2,489,633	$7,217,718	$4,795,261	$2,310,785

(a)	See Note 4, “Notes Payable,” of our unaudited consolidated financial statement for further discussion of variable-rate terms of notes.
(b)	Assumes 9% interest over one year term due to its classification.
(c)	Represents future minimum lease payments for non-cancelable operating leases for property, equipment and certain office equipment.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, unconsolidated variable interest entities, or financing partnerships.

Critical Accounting Policies and Other

Our significant accounting policies are disclosed in Note 3 of our audited consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Our estimates and assumptions are based on historical experience, industry conditions and various other factors which we believe are appropriate. The reported financial results and disclosures were determined using the significant accounting policies, practices and estimates described below. We believe the reported financial results are reliable and that the ultimate actual results will not differ significantly from those reported.

Property, Plant and Equipment

Property plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following useful lives:

Transportation equipment	5 years
Furniture, fixtures & other	5 to 7 years
Water disposal, handling and storage equipment	7 to 20 years
Land improvements	15 years
Buildings	30 years
Water disposal and handling facilities	Estimated injectable barrels over the life of the well

Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations. Water disposal and handling facilities not yet in service are not subject to depreciation while they are under construction. They will be placed in use and subject to depreciation once construction is completed.

Impairments

We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of long-term assets or whether the remaining balance of long-term assets should be evaluated for possible impairment. We compare the estimate of the related undiscounted cash flows over the remaining useful lives of the applicable assets to the assets’ carrying values in measuring their recoverability. When the future cash flows are not sufficient to recover an asset’s carrying value, an impairment charge is recorded for the difference between the asset’s fair value and its carrying value.

During 2012, we determined that it had insufficient time, resources and a different business plan altogether which prevented the Company from continuing the development of the Mesquite Lake Biomass Project. As a result, management believes the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. We believes the fair value of the asset without a viable power purchase agreement which expired on March 31, 2013 should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million. We recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012. We recorded no impairments during 2011.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. We have recently made an acquisition that has resulted in the recognition of goodwill. The carrying value of goodwill at December 31, 2012 was $3.0 million. Goodwill is not amortized. Instead, goodwill is required to be tested for impairment annually and between annual tests if events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The goodwill impairment test involves a two-step process; however, if after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In the event a determination is made that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the first step of the two-step process must be performed. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. We made a qualitative assessment as of December 31, 2012 and concluded it was more likely than not that any of the reporting unit’s fair values were in excess of their carrying values at that time.

Stock-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of the ASC standards which require companies to estimate the fair value of share-based payment awards made to employees and directors, including stock options, restricted stock and employee stock purchases related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. We estimate the fair value of each share-based award using the Black-Scholes option pricing model. Certain of our grants have performance-based vesting terms. We amortize the fair value of these awards over their estimated vesting terms which are based on both the probability and estimated timing of the achievement of these performance goals. See Note 11 to the financial statements for additional information on our stock-based compensation.

Revenue recognition

We recognize revenues in accordance with Accounting Standards Codification 605 (ASC 605 “Revenue Recognition”) and Staff Accounting Bulletin No 104, and accordingly all of the following criteria must be met for revenues to be recognized: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. The majority of our revenue results from contracts with direct customers and revenues are generated upon performance of contracted services. We derive the majority of its revenue from water resource management as it relates to the oil and gas industry, including transportation and disposal of fresh and salt water by company-owned trucks to customer sites for use in drilling and hydraulic fracturing activities and from customer sites to remove and dispose of backflow and produced water originating from oil and gas wells. Revenues are also generated through fees charged for use of our disposal wells and from the rental of tanks and other equipment. Transportation and disposal rates are generally based on a fixed fee per barrel of disposal water or, in certain circumstances, transportation is based on an hourly rate. Rates for other services are based on negotiated rates with our customers and revenue is recognized when the services have been performed. Excise and other taxes collected from customers and remitted to governmental authorities are not included in revenue.

Income Taxes

We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We measure and record income tax contingency accruals in accordance with ASC 740, Income Taxes.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are anticipated to be due within one year of the balance sheet date are presented as current liabilities in our consolidated balance sheets.

Income or Loss Per Common Share

Basic net income or loss per common share is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

We have issued potentially dilutive instruments in the form of our Series A Preferred Stock, Series B Preferred Stock, common stock warrants and common stock options granted to our employees. There were 14,780,440 and 22,778,356 potentially dilutive securities outstanding at December 31, 2012 and 2011, respectively. We did not include any of these instruments in our calculation of diluted loss per share during the period because to include them would be anti-dilutive due to our net loss during the periods.

BUSINESS

We are a diversified water resource, waste management and environmental services company headquartered in Grapevine, Texas that specializes in the unconventional oil and natural gas shale resource plays. Through our wholly owned subsidiary GreenHunter Water we provide Total Water Management Solutions™ in the oilfield. We understand that there is no single solution to exploration and production fluids management, and this understanding shapes our technology-agnostic approach to services. GreenHunter Water’s approach to water management includes fixed-facility and mobile water treatment systems (Frac-Cycle®), an expanding portfolio of UIC Class II Salt Water Disposal wells with advanced hauling and fresh water logistics services, a next-generation modular above-ground storage tank system (MAG Tank™), and compliance tracking technologies (RAMCAT™) that allow shale producers to reduce costs while they account for their fluids from cradle-to-grave and adhere to emerging regulations.

GreenHunter Resources, Inc. was incorporated in the State of Delaware on June 7, 2005 and was originally intended to be the first publicly traded renewable energy company based in the U.S. that provided investors a portfolio of diversified assets in the alternative energy sector. Our original business plan was to acquire businesses, develop projects and operate assets in the renewable energy sectors of biomass, biodiesel, wind, solar, geothermal and clean water. We intended to become a leading provider of clean energy products offering residential, business and industrial customers the opportunity to purchase and utilize clean energy generated from renewable sources. We were formed with the aim of changing the way power and renewable energy fuels are produced and ultimately distributed.

Over the last two years we have implemented our new business strategy of focusing on the water resource management business as it relates to the oil and gas industry. Oil and natural gas wells generate produced water which is water from underground formations that is brought to the surface during the normal course of oil or gas production operations. Since this water has been in contact with hydrocarbon-bearing formations, it contains some of the chemical characteristics of the formations and the hydrocarbons. We have identified water reuse and water management in the oil and natural gas industry as a significant growth opportunity for the foreseeable future and are currently exploring various alternatives to develop this segment of our operations through existing relationships, joint ventures, targeted acquisitions and development of water management technologies.

As part of this new strategic initiative, we have acquired or leased properties in the Marcellus Shale and Utica Shale, Eagle Ford Shale, Bakken Shale and Mississippian Lime areas located in Appalachia, South Texas, Eastern Montana and Oklahoma, respectively. We have developed commercial water service facilities on most of these properties and we have the intention to further develop barge transport capabilities along existing navigable inland waterways in the Appalachian region. In addition, we are currently deploying a modular above-ground temporary water storage system in the Marcellus Shale and we are installing an onsite semi-portable water treatment facility in this region. In response to requests from current and prospective customers, we designed and engineered, fabricated and patented a proprietary next-generation modular above-ground water storage system (MAG Tank™). We continue to evaluate alternatives and may in the future license from third parties new technologies to treat water and other fluids associated with the production of oil and natural gas for reuse.

Hydraulic Fracturing

Recent improvements in drilling and completion technologies have unlocked large reserves of hydrocarbons in multiple unconventional resources plays in North America. These new drilling methods often involve a procedure called hydraulic fracturing or hydrofracking. This process involves the injection of large amounts of water, sand and chemicals under high pressures into rock formations to stimulate production. Unconventional wells can require more than four million gallons of water to complete a hydrofracking procedure. Some portion of the water used in the exploration and production process will return to the surface as a by-product or waste stream. This water is commonly referred to by operators in the oil and gas industry as frac-flowback. In addition to frac-flowback, oil and natural gas wells also generate produced salt water, or formation brine, which is water from underground formations that is brought to the surface during the normal course of oil or gas production. Because the water has been in contact with hydrocarbon-bearing formations, it contains some of the chemical characteristics of the formations and the hydrocarbons. The physical and chemical properties of produced water vary considerably depending on the geographic location of the field, the geologic formation, and the type of hydrocarbon product being produced.

Produced water properties and volume also vary through the lifetime of a reservoir. Produced water is the largest volume by-product or waste stream associated with oil and gas exploration and production. Although the details on generation and management of produced water are not well understood on a national scale, the U.S. Department of Energy’s National Energy Technology Laboratory estimates that the total volume of produced water generated by U.S. onshore and offshore oil and gas production activities in 2007 was nearly 21 billion barrels, or 882 billion gallons.

While produced water (also known as formation water, oil field brine, or brine, due to its high salinity content) can be reused if certain water quality conditions are met, approximately 95% of U.S. onshore produced water generated by the oil and gas industry is disposed of by using high-pressure pumps to inject the water into underground geologic formations or, west of the 98th Meridian, is discharged under National Pollutant Discharge Elimination System (“NPDES”) permits. The remaining 5% is managed through beneficial reuse or disposed through other methods including evaporation, percolation pits, and publicly owned treatment works.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing are expected to result in increased costs and additional operating restrictions for oil and gas explorers and producers. Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the reporting and disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Sponsors of two companion bills, which are currently pending in the House Energy and Commerce Committee and the Senate Committee on Environment and Public Works Committee have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens for oil and natural gas operators. Several states are also considering implementing, or in some instances, have implemented, new regulations pertaining to hydraulic fracturing, including the disclosure of chemicals used in connection therewith. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process would make it more difficult and more expensive to complete new wells in the unconventional shale resource formations and increase costs of compliance and doing business for oil and natural gas operators.

Our management, which has significant background in the oil and gas industry, has identified water reuse and water management opportunities in the energy industry as a significant growth opportunity and is exploring various ways to reposition us to serve this growing segment through joint ventures, targeted acquisitions and development of water management technologies including underground injection for disposal, evaporation, pre-treatment of water for underground injection for increasing oil recovery, offsite commercial disposal, onsite remediation and beneficial reuse.

GreenHunter Water is focused on water resource management specifically as it pertains to the unconventional oil and natural gas shale resource plays with current business operations in the Appalachian, Oklahoma and South Texas basins. GreenHunter Water is committed to providing a full range of solutions to address producers’ current needs and is built upon an identified need in the oilfield, to deliver a Total Water Management Solutions™ to our customer base through long term agreements. Our Total Water Management Solutions™ are custom developed to meet producers’ water resource planning needs. These solutions include owning and operating saltwater disposal facilities, transportation of fluids, frac tank rentals, above ground storage tanks, mobile and permanent water treatment technologies and remote asset tracking to provide as value added services to our customers.

Disposal Wells

Typically, shale wells produce significant amounts of water that, in most cases, require disposal. The Underground Injection Control Program (the “UIC Program”) of the U.S. Environmental Protection Agency (“EPA”) is responsible for regulating the construction, operation, permitting, and closure of injection wells that place fluids underground for storage and disposal. The UIC Program designates six separate injection well classes based on similarity in the fluids injected, activities, construction, injection depth, design, and operating techniques. This categorization ensures that wells with common design and operating techniques are required to meet appropriate performance criteria for protecting underground sources of drinking water (USDWs). GreenHunter Water owns, operates and is developing Class II wells for the injection of brine and other fluids that are associated with oil and gas production. GreenHunter Water presently owns and operates or is currently developing or considering the acquisition of salt water disposal facilities located in the States of Ohio, West Virginia, South Texas, Montana, North Dakota and Oklahoma to service the Marcellus, Utica, Eagle Ford, Bakken, Mississippian and Anadarko Woodford Shale plays, respectively.

We currently operate commercial salt water disposal wells in three geographic unconventional shale regions. We currently operate 11 commercial saltwater disposal wells.

In Appalachia we own and operate eight commercial salt water disposal (“SWD”) wells with a total combined permitted daily injection capacity of 13,000 bbl/d. In Noble County, Ohio we own and operate two SWD wells with total injection capacity of 4,500 bbl/d. These two SWD wells were acquired on February 17, 2012 along with a SWD well in Lee County, Kentucky. Due to the strong demand for salt water related services in the Marcellus and the evolving Utica Shale plays, utilization rates at the Noble County, Ohio SWD wells were at or near 100% capacity for most of the 2012 calendar year. Nearly all of the daily capacity in the Noble County, Ohio SWD wells has been reserved under multiple disposal capacity contracts with major oil and gas companies and large independent exploration and production companies active in the region. These capacity contracts also typically contain rights for us to provide fluid transportation trucking on a first-call basis.

The Lee County, Kentucky SWD well has a total permitted capacity of 1,200 bbl/d. Management is presently exploring various options to increase usage at the Kentucky facility by leveraging a combination of truck hauling and barge logistics since this property is underutilized.

In Meigs County, Ohio, we own and operate one SWD well with a total permitted capacity of 2,000 bbl/d which became operational July 16, 2012. In Washington County, Ohio, we own and operate two SWD wells with a total permitted capacity of 2,200 bbl/d, one of which became operational in November of 2012 and the other became operational in 2013. In Ritchie County, West Virginia, we own and operate two SWD wells with a total permitted capacity of 3,500 bbl/d which became operational in August 2012. Our Appalachia SWD wells and associated assets predominately serve exploration and production companies that are active in the Marcellus and Utica Shale plays in the states of Pennsylvania, Ohio and West Virginia.

In South Texas, we own and operate three commercial SWD wells with a total combined permitted injection capacity of 75,000 bbl/d. In Karnes County, Texas, we own and operate a SWD well that commenced operations on January 23, 2013 and that has total permitted injection capacity of 25,000 bbl/d. In Frio County, Texas, we own and operate one SWD well that has permitted injection capacity of 25,000 bbl/d which commenced operations on January 11, 2013. In DeWitt County, Texas, we own and operate one SWD well that has permitted injection capacity of 25,000 bbl/d and that commenced operations on March 8, 2013.

In Oklahoma, we own three commercial SWD wells with a total combined permitted injection capacity of 20,000 bbl/d. In Canadian County, Oklahoma we own and operate one SWD well that has permitted injection capacity of 10,000bbl/d. In Kingfisher County, Oklahoma we own and operate one SWD well that has permitted injection capacity of 6,000 bbl/d. These two SWD wells were acquired on May 1, 2012 and began operations in July 2012. A third SWD well located in Washita County, Oklahoma, was also acquired on May 1, 2012 and has permitted injection capacity of 4,000 bbl/d. Management has determined the non-operational Washita County, Oklahoma SWD well to be non-strategic and is exploring the possibility of divesting this asset.

In Montana and North Dakota, we have three active leases and two UIC permits for SWD wells. We estimate combined injection capacity of 30,000 bbl/d when the wells are eventually drilled, completed and operational. We received all necessary permits for these SWD facilities during the second quarter of 2013 and we plan to drill these SWD wells and complete surface facilities upon receipt of financing. Expected capital expenditures for these SWD facilities will be approximately $10.5 million. Our Montana and North Dakota SWD wells and associated assets will serve exploration and production companies that are active in the Three Forks Sanish and Bakken Shale plays.

Owned and Operated Commercial Salt Water Disposal Wells

	1Q2012	2Q2012	3Q2012	4Q2012	1Q2013	2Q2013	3Q2013
Appalachia	3	3	5	7	8	8	8
South Texas	0	0	1	1	4	3	3
Oklahoma	0	3	3	3	3	3	3

TOTAL	3	6	9	11	15	14	14

Permitted Disposal Capacity (Bbl/d)
	1Q2012	2Q2012	3Q2012	4Q2012	1Q2013	2Q2013	3Q2013	4Q2013
Appalachia	6,200	6,200	10,700	12,700	12,700	12,700	13,900	13,900
South Texas	0	0	10,000	10,000	85,000	85,000	75,000	75,000
Oklahoma	0	20,000	20,000	20,000	16,000	6,000	6,000	6,000

TOTAL	6,200	26,200	40,700	42,700	103,700	103,700	94,900	94,900

Disposal Volume (Quarterly Volumes of Fluids Handled) (Bbls)

	1Q2013	2Q2013	3Q2013
Appalachia	492,000	556,000	690,000
South Texas	267,000	102,000	95,000
Oklahoma	346,000	542,000	420,000

TOTAL	1,105,000	1,200,000	1,205,000

Fluids Handling, Hauling and Barging

Produced water and frac-flowback is hauled from its origin at the oilfield tank battery or drilling pad to the disposal location via truck transport. Truck operators are required to possess commercial driver licenses and the trucks are registered with the U.S. Department of Transportation (“DOT”) and respective state agencies in which the trucks will operate. Depending on the state and contents of the load, trucks are labeled with placards that read “Residual Waste” or “Brine” and may be required to display a DOT-407 placard if the contents are flammable or combustible as may occur when condensate “drip” gas is withdrawn from the tank battery alongside the water. Trucks typically used for hauling waste brine range in capacity from 80 barrel “bobcats” to 130 barrel “tankers” equipped with vacuum pumps and producers of the waste product are charged for hauling at pre-determined hourly rates which vary depending on size and often include an accounting of the return “dead-head” trip.

In addition to hauling fluids by truck, we are exploring various alternative means of water transport that include temporary and permanent above-ground or below-ground pipeline systems, and the use of rail and barge transport. The primary objectives are reducing road traffic while maintaining adherence to current and expected future environmental regulations, improving safety for the neighboring communities, our employees and the employees of our customers, and ultimately reducing our customers’ total cost of water management while generating improved returns on our deployed capital. As of December 31, 2012, our Appalachia division operated 26 vacuum water hauling trucks. During 2012, our Appalachia truck assets transported more than 810,763 barrels of oilfield brine, frac-flowback and fresh water.

As of December 31, 2012, we closed on the acquisition of two oilfield water service and construction companies that provide services to oil and natural gas producers in the Eagle Ford Shale. The two entities, White Top and Black Water, with common management, have been providing services since 2008 to operators active in the Eagle Ford Shale play. Combined assets acquired include twenty six (26) vacuum water hauling trucks, ten (10) dump trucks, six (6) drilling rig wash trailers and seven (7) pieces of heavy equipment. The two businesses are located in the town of Louise, Wharton County, Texas, and had 66 employees as of December 31, 2012. White Top and Black Water service exploration and production operators predominantly concentrated in the Texas counties of Gonzales, Karnes and DeWitt.

GreenHunter Water has identified low cost water hauling capacity as a constrained resource in our target areas of operation and we are actively pursuing contracts for traditional hauling and advanced logistics services as part of our Total Water Management Solutions™ portfolio offering. In March 2012, we entered into a five year lease for an existing truck and barge transloading and water storage facility located in Washington County, Ohio. The existing facility and infrastructure is ideally positioned on the Ohio River in the heart of the Marcellus and evolving Utica Shale resource plays and serves as a strategic operating base for our Appalachia water management businesses. Originally constructed in 1966 by Mobil Oil, the approximate 10 acre facility contains 70,000 barrels (“BBL”) of functional bulk liquids storage tank capacity, a barge transloading station, a covered loading station with multiple truck servicing bays and office space. The two 20,000 BBL tanks and one 30,000 BBL tank were originally used for gasoline storage until they were decommissioned in 1990 and now serve as temporary fluids storage of fresh water and production water. The barge terminal assets located on the Ohio River has enabled GreenHunter Water to significantly increase our current logistics capabilities.

On March 13, 2013, we acquired a 10.8 acre barging terminal facility located in Wheeling, Ohio County, West Virginia. Previously utilized as a gasoline storage facility, we have fully engineered plans to convert the location into a water treatment, recycling and condensate handling logistics terminal with operations scheduled to begin in the third quarter of 2013. Construction commenced during 2013. The current plan for the terminal is to convert the existing 11,000 square foot warehouse into a water recycling station and build up to 19,000 barrels of water tank storage. We will employ a vibration separation nano-filtration system at the barge terminal to remove suspended solids from oilfield brine. Oilfield producers will be given the option to reuse remediated fluids under our Frac-Cycle™ services offering (which can be scaled to 10,000 barrels per day at the terminal) or take advantage of our advanced barge logistics capabilities to significantly reduce residual waste transportation costs.

Operating Vacuum Trucks

	1Q2012	2Q2012	3Q2012	4Q2012*	1Q2013	2Q2013	3Q2013	4Q2013
Appalachia	10	20	20	26	26	26	32	32
South Texas	1	1	1	5	30	29	24	24
Oklahoma	0	0	0	0	0	0	0	0

TOTAL	11	21	21	31	56	55	56	56

*	Excludes White Top and Black Water vacuum trucks.

Equipment and Tank Rentals and MAG Tank™

GreenHunter Water has a large variety of equipment and tanks for rental. Products available in the Eagle Ford Shale and Marcellus Shale include the following: 500 BBL Frac Tanks, 425 BBL Weir Tanks and temporary above ground storage tanks to replace frac ponds, available in unlimited size configurations and Frac manifolds.

In late 2011 and early 2012, we deployed a next-generation above ground temporary water storage and frac-flowback recycling system in the Marcellus Shale. The project included the treatment of a gel frac-flowback and multiple sources of flowback water blended together. The treatment also served as a proof of concept for our MAG Tank™ product line. Subsequently, we contracted with an engineering firm to engineer and design a proprietary MAG Tank™ product line. The feedback received from our customer base was that a single tank size was not adequate, so we designed a flexible footprint for the MAG Tank™ allowing a larger variety of storage capacities and configurations. MAG Tank’s™ advanced next-generation design features a modular approach with standardized interlocking panels. Containment capacities start at 11,000 bbls with designs that exceed 100,000 bbls. MAG Tank™ employs reusable, portable and sturdy steel panel wall units that enable quick assembly and disassembly. A disposal impermeable liner and geotextile substrate provides water containment and a puncture resistant ground covering.

We selected two fabrication companies to build our first model MAG Tank™. The two fabrication companies, one being based in Fort Worth, Texas, and the other based in Morgan City, Louisiana, will currently allow for mass production of six MAG Panels™ per day scalable when required. After site preparation, a MAG Tank™ is typically installed in two days. In early 2013, we deployed our first MAG Tank™ and proved its viability with significant testing performed. We anticipate receiving orders for purchase of this new product once we have this product in inventory. Our MAG Panel™ design is proprietary and we expect to receive patents on certain design elements. Moreover, we are making the MAG Tanks™ available to our customers either for purchase or for lease. The key benefits of the MAG Tank™ relative to competing products are lower cost of storage and a significant reduction in the environmental impact due to reduced truck traffic.

Frac-Cycle™

Frac-Cycle™ is the general name for our water treatment service. We use a vendor neutral and technology agnostic approach to treat oilfield water. Due to the unique characteristics of water from different shale plays and unique flow-back within a single basin, GreenHunter Water, in consultation with operators, has determined that no one water reuse system is ideal for all areas. We have evaluated multiple technologies and selected those that provide cost-effective solutions for the desired level of treatment for the operator’s needs. While most operators are targeting a clean brine output, Frac-Cycle’s™ flexible design allows our customers to process flow-back or produced water and recycle to either clean brine or fresh water. Recycled water can be used in subsequent frac jobs and in some cases an NPDES permit can be obtained to discharge fresh water into a stream.

We expect to enter into definitive agreements to install and operate multiple riverside water treatment facilities in the Marcellus Shale area. Two of these water treatment facilities will be located along the Ohio River at the Washington County, Ohio and the Ohio County, West Virginia barge transloading and bulk storage facilities that we already own or lease and operate. We are also evaluating alternatives to acquire or license technologies to treat water used in hydraulic fracturing.

RAMCAT™

RAMCAT™ (Remote Access Management Compliance Asset Tracking) by GreenHunter Water is a cutting-edge, well-head management system and compliance tool that bundles a unique combination of proprietary software, advanced hardware and industry-standard communications technologies to provide an extremely powerful, effective and user-friendly method for remote activity observation via a web-based portal for management of well-head fluids. RAMCAT™ includes online data monitoring which provides oil and natural gas producers near real-time dynamic information on fluid levels, tank temperature, recent transactions, date and time of on-load and off-load, truck and driver identification, H2S and critical condition alarms, battery voltage, and more. The RAMCAT™ system enables closed-loop accountability of all well-head produced water and offers best-in-class environmental and regulatory compliance.

RAMCAT™ revenues are comprised of hardware sales (realized at installation) and communications services (realized on a recurring basis over the term of the contract). In addition to margins associated with these revenues, we believe our “inside the fence” presence with an operator will provide a basis from which to offer other products and services. When coupled with our state-of-the-art fluids transportation fleet and Class II UIC compliant salt water disposal facilities, RAMCAT™ ensures cradle-to-grave monitoring of oilfield fluid waste streams that exceeds U.S. EPA standards.

Each of these safety features was addressed during 2011 by GreenHunter Water in the original design specification of our products and are provided as basic features of RAMCAT™ which are currently deployed and operational on existing properties located in Ohio.

Marketplace Opportunity

Unconventional hydrocarbon production continues to grow as a percentage of all domestic onshore production in the U.S. In almost all cases, water disposal will be an associated by-product of this production. Currently, producers can either manage their own water disposal and facilities, or they can contract with third party service providers. Based upon our industry research, we do not believe that there is any one, third party water disposal company that would account for meaningful market share in any of the basins we are currently targeting to provide our services. Furthermore, given the smaller independent nature of these third-party service providers, we believe that they may face more obstacles in meeting ever-changing regulatory requirements. In addition, most producers view water disposal for what it is, a by-product of their primary business of producing hydrocarbons. As a result, we believe that if we can demonstrate a complete water management/disposal product offering in multiple basins, we could position ourselves to become a true service provider to larger producers operating across multiple basins as a one-stop solution.

Governmental Regulation

Our business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. EPA and various other federal, state and local environmental, zoning, transportation, land use, health and safety agencies in the U.S. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in case of violations. In recent years, the oil and gas industry that we serve has perceived an increase in both the amount of government regulation and the number of enforcement actions being brought by regulatory entities against operations in related industries. We expect this heightened governmental focus on regulation and enforcement to continue.

The primary U.S. federal statutes affecting our business are summarized below:

The Safe Drinking Water Act (“SDWA”) is the primary statute that governs injection wells. The SDWA requires EPA to protect USDWs from being endangered from underground injection of fluids through a well. Injection through a well is defined as the subsurface emplacement of fluids through a bored, drilled, or driven well or through a dug well where the depth of the dug well is greater than the largest surface dimension; or a dug hole whose depth is greater than the largest surface dimension; or an improved sinkhole; or a subsurface distribution system. EPA has promulgated standards by setting minimum requirements for injection wells, including Class II injection wells such as those owned and operated by the company. The Underground Injection Control (“UIC”) provisions of the SDWA and implementing regulations control the construction, operation, permitting, and closure of injection wells that place fluids underground for storage or disposal. All injection must be authorized under either general or specific permits. Injection well owners and operators may not site, construct, operate, maintain, convert, plug, abandon, or conduct any other injection activity that endangers USDWs.

The SDWA allows a state to obtain primacy from EPA for oil and gas related injection wells, either by adopting the federal UIC requirements or, under some circumstances without being required to adopt the complete set of applicable federal UIC regulations. The state must be able to demonstrate that its existing regulatory program is protecting USDWs in that state, even if the regulations may not be as stringent as federal rules. Some of the states in which we operate have primacy from EPA for oil and gas injection wells, and in these states the requirements may differ from the federal requirements. In states in which we operate that do not have primacy, EPA directly enforces the federal requirements.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and OSHA, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or the Superfund law, and comparable state laws impose liability, potentially without regard to fault or legality of the activity at the time, on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner or operator of the disposal site or sites where the release occurred, past owners or operators at the time disposal activities occurred at the site, and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, neighboring landowners and other third parties may file claims under common law for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 (“RCRA”) regulates the management and disposal of solid and hazardous waste. Some wastes associated with the exploration and production of oil and natural gas are exempted from the most stringent regulation in certain circumstances, such as drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and natural gas. However, these wastes and other wastes may be otherwise regulated by the EPA or state agencies. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes and waste solvents may be regulated as hazardous waste under RCRA or considered hazardous substances under CERCLA. RCRA contains authority that allows EPA or state agencies to compel assessment and cleanup activities involving certain waste materials, and it authorizes the initiation of citizen suits in certain circumstances where parties have failed to comply with RCRA.

We currently own or lease, and have in the past owned or leased, and intend in the future to own or lease a number of properties that have been used as service yards in support of oil and natural gas exploration and production activities. Although we have utilized operating and disposal practices that we considered standard in the industry at the time, there is the possibility that repair and maintenance activities on rigs and equipment stored in these service yards, as well as fluids stored at these yards, may have resulted in the disposal or release of hydrocarbons or other wastes on or under these yards or other locations where these wastes have been taken for disposal. In addition, we own or lease properties that in the past were operated by third parties whose operations were not under our control. These properties and the hydrocarbons or wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination.

In the course of our operations, some of our equipment may be exposed to naturally occurring radiation associated with oil and natural gas deposits, and this exposure may result in the generation of wastes containing naturally occurring radioactive materials, or “NORM.” NORM wastes exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements. Because many of the properties presently or previously owned, operated or occupied by us have been used for oil and natural gas production operations for many years, it is possible that we may incur costs or liabilities associated with elevated levels of NORM.

Legal Proceedings

We operate in a highly regulated industry. We are subject to the regulatory authority of the SEC, the EPA and numerous other federal and state governmental agencies. From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. While we cannot predict the outcome of any proceeding with certainty, we do not believe that there are any claims or actions pending or threatened against us, the ultimate disposition of which we believe would have a material adverse effect on us.

ABB, Inc., Plaintiff v. GreenHunter Energy, Inc., Defendant, In the Superior Court of California, County of Imperial, Case No. ECU07002. ABB was a subcontractor to Crown Engineering and Construction (“Crown Engineering”) for the work done at our Mesquite Lake plant in Imperial County, California. We had a construction contract directly with Crown Engineering only. On or about January 18, 2010, we entered into a settlement agreement with Crown Engineering settling any disputes between the parties regarding the work done at our Mesquite Lake plant. We performed all of its obligations under the settlement agreement. ABB is attempting to enforce payment of its claim of approximately $328,000 plus prejudgment interest and attorney’s fees by asserting it is a third party beneficiary under our settlement agreement with Crown Engineering.

The court conducted a hearing on the demurrer of ABB’s complaint against us. The court sustained the demurrer as to the first cause of action for breach of contract and to the third cause of action for indemnity. The court would not allow any amendments to those causes of action. However, the court overruled the demurrer and allowed the complaint to go forward as to the second cause of action for breach of third party beneficiary contract. The court indicated that there were bare allegations to support a third party beneficiary theory of recovery under the mutual release agreement that we signed with Crown Engineering and therefore the court is allowing that cause of action to proceed. A hearing was held in September 2013 solely on the issue of whether ABB was a third party beneficiary to the settlement agreement with Crown Engineering; however, we have not yet received a ruling on the matter. Management is actively defending this claim and believes this case has little or no merit and that we will ultimately prevail.

Glen Pasak, Clint Howard and Manuel Rodriquez, Plaintiffs v. GreenHunter Water, LLC and GreenHunter Energy, Inc., Defendants, in the 23rd District Court of Wharton County, Texas, Case No.: 46,749 filed May 16, 2013. The lawsuit alleges as follows: On December 31, 2012, the plaintiffs sold their interest in Black Water and White Top to us. As part of the transaction, we agreed to be responsible for all debts and liabilities of Black Water and White Top. The plaintiffs agreed to allow us to collect all accounts receivable to Black Water and White Top as part of the transaction in an amount totaling $2.5 million, having relied on representations made by us. Among the debts and liabilities assumed by us was a $1 million line of credit to First National Bank of Eagle Lake, which debt was personally guaranteed by the plaintiffs. The assumption of this liability was material to the sales transaction and the plaintiffs relied on multiple representations by us that the debt would be assumed completely by us. However, despite these assurances, we have failed to pay or re-finance the debt to First National Bank of Eagle Lake. Further, we have failed to use any of the accounts receivable collected from Black Water and White Top to retire this debt.

We have filed a motion to transfer venue to move the case to Dallas County, Texas. We believe this case has no merit and we will ultimately prevail on all matters arising under this lawsuit.

GreenHunter Energy, Inc., White Top and Black Water, Plaintiffs v. Glen T. Pasak and Clint C. Howard, Defendants, in the 101st District Court of Dallas County, Texas, Case No.: DC-13-06478 filed June 12, 2013. We have sought injunctive relief against the defendants to force the defendants to turn over certain of our assets in the defendant’s possession. The defendants have delivered the original property requested to us. We have, however, learned that the defendants have additional property belonging to us in their possession. We have amended our petition to include injunctive relief for the additional property that the defendants have in their possession. The parties have entered into an agreed upon temporary injunction regarding the property in question. We have amended our petition to include causes of action against the defendants for breach of the equity purchase agreements and fraud. We believe that we will ultimately prevail on the merits.

First National Bank of Eagle Lake, Plaintiff v. White Top Oilfield Construction, LLC, Black Water Services, LLC and GreenHunter Resources, Inc., Defendants, et al., in the 329th District Court of Wharton County, Texas, Case No.: 46,894 filed July 24, 2013. The plaintiff is demanding payment for two promissory notes in its favor by White Top and two promissory notes in its favor o by Black Water aggregating $1,000,000. The defendants have filed an answer in this lawsuit and a plea in abatement and motion to transfer venue to have the case moved to Dallas County, Texas.

PetroChem, Inc. v. GreenHunter Energy, Inc., et al. in the Superior Court for the State of California, County of Imperial, Case No. ECU-05216. PetroChem, Inc. was a subcontractor to Crown Engineering for the work done at our Mesquite Lake plant in Imperial County, California. We had a construction contract directly with Crown Engineering only. On or about January 18, 2010, we entered into a settlement agreement with Crown Engineering settling any disputes between the parties regarding the work done at our Mesquite Lake plant. We performed all of our obligations under the settlement agreement. PetroChem is attempting to enforce payment of its claim, approximately $207,000 plus prejudgment interest and attorney’s fees, by asserting it is a third party beneficiary under our settlement agreement with Crown Engineering. PetroChem’s claim was stayed by the bankruptcy court but PetroChem is attempting to move forward with their claim now by asserting they are third party beneficiary to our Crown Engineering settlement agreement. Discovery is ongoing. As this claim is similar to the ABB claim above, management believes this case has little or no merit and the Company will ultimately prevail.

Bibb Engineers v. GreenHunter Mesquite Lake, LLC and GreenHunter Resources, Inc. US District Court, Western District of Missouri, Case No. 413-CV1091DW filed November 7, 2013. Plaintiffs performed engineering services on the Mesquite Lake plant. GreenHunter Resources, Inc. executed a guaranty in favor of Bibb Engineers for the services in the amount of approximately $487,000. We have made a $50,000 payment on this amount in 2011. The plaintiff is suing for the balance. We have filed an answer in this lawsuit.

        SP Cooling Technologies, Inc . v. GreenHunter Resources, Inc., et al. (Superior Court for the State of California, County of Imperial, Case No. ECU -5082.). In 2008, we suspended performance of a contract with Crown Engineering which called for the refurbishment of our Mesquite Lake plant in Imperial County, California. In 2009, one of Crown Engineering’s subcontractors, SP Cooling Technologies, Inc. (“SPX”) sued us, Crown Engineering and others seeking recovery of $215,292 for work, labor and services SPX contends it delivered to the project. The case was stayed due to the Chapter 7 bankruptcy filing of Crown Engineering. The automatic stay has now been lifted to allow the case to proceed as to parties other than Crown Engineering. SPX’s claim is for $215,000 plus prejudgment interest and attorneys’ fees. Discovery is ongoing, and we intend to vigorously contest the claims.

Environmental Law Compliance Costs

We are subject to various federal, state and local environmental laws and regulations that establish standards and requirements for protection of the environment. We cannot predict the future impact of such standards and requirements which are subject to change and can have retroactive effectiveness. We continue to monitor the status of these laws and regulations. Our management believes that the likelihood of new environmental regulations resulting in a material adverse impact to our financial position, liquidity, capital resources or future results of operations is unlikely.

Currently, we have not been fined, cited or notified of any environmental violations that would have a material adverse effect upon our financial position, liquidity or capital resources. However, our management does recognize that by the very nature of our business, material costs could be incurred in the near term to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions which may be required, the determination of our liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

Customers and Contracts

The amount of water that can be disposed of in any one facility is dependent upon both regulatory permits, as well as the ability of the underground, geologic formation to accept or absorb the waste water. As a result, the amount of waste water that we will be able to dispose of at any one time will be finite. We expect as a result, that we will enter into long-term disposal contracts with producers whereby we will assure them a certain amount of disposal capacity for their utilization. Our goal would be to enter into take-or-pay contracts whereby we provide a certain amount of disposal capacity that is paid for by the producer, whether they actually utilize that capacity or not. As a result, we believe that we could enter into long-term contracts with a certain level of assured revenue.

In addition, based upon disposal capacity versus demand for our services, we anticipate that we could enter contracts subject to us being able to increase our disposal capacity through additional acquisition, or disposal well drilling. In this scenario, we would have a comfort level as to the potential revenue and profit to be recognized prior to undertaking any capital expenditure, thereby reducing its growth risk.

As a customer base is secured, with long-term disposal contracts, we anticipate that we will be able to broaden our product offering to increase our net revenue per barrel through the various other services that we provide.

Permits and Regulatory Compliance

We operate 11 water disposal facilities. Each of these facilities is permitted to inject non-hazardous oil and gas waste into an UIC Class II disposal wells. These deep wells have been drilled in certain acceptable geologic formations far below the base of fresh water to a point that is safely separated by other substantial geological confining layers according to environmental laws that are administered under the auspices of the federal government or states with delegated authority. We are actively seeking UIC Class II disposal permits for additional facilities that we intend to develop and operate.

We recently announced our intention to utilize barges for the transport of oilfield brine in order to reduce the number of truck hours on county, state and federal roads. We intend to own or lease and operate barge trans loading or transfer stations in the Appalachia region along the Ohio River and its tributaries, among other rivers. Our plan is to consolidate brine water at these stations and transport the product along navigable waterways in vessels (such as double-hulled barges) that are specifically built for this purpose. Under U.S. law, vessel operators must report domestic waterborne commercial movements to the U.S. Coast Guard. Vessel types include dry cargo ships & tankers, barges (loaded & empty), towboats (with or without barges), tug, crew & supply boats to offshore locations and new vessels from shipyards to point of delivery. Idle vessels are also reported. We are currently in talks with the U.S. Coast Guard and various state agencies to determine and obtain the requisite permits for such activities and we have engaged a consultant to help us expedite our permit application process for these activities.

Because the major component of our business is the collection and disposal of oilfield residual brine in an environmentally sound manner, a significant amount of our capital expenditures are related, either directly or indirectly, to environmental protection measures, including compliance with federal, state and local provisions that regulate the placement of oilfield residual brine into the environment. There are costs associated with siting, design, operations, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations. In connection with our acquisition, development or expansion of a Class II injection facility or transfer station, we must often spend considerable time, effort and money to obtain or maintain required permits and approvals. There cannot be any assurances that we will be able to obtain or maintain required governmental approvals. Once obtained, operating permits are subject to renewal, modification, suspension or revocation by the issuing agency. Compliance with current and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

We currently depend on a few customers for a significant portion of our revenue. Chevron Appalachia, LLC, is our largest current customer and our sales from it accounted for approximately 44% of our revenues from our disposal business during 2012. This percentage has decreased during 2013 and will continue to decrease as we acquire and bring more wells operational. We recently renewed our contract with Chevron Appalachia, LLC. We believe that the potential customer base is large enough that we can easily replace the revenue obtained from Chevron Appalachia, LLC, if necessary.

We are not currently dependent on any principal supplier or suppliers of equipment or services.

Intellectual Property

GreenHunter Water claims common law rights in a variety of marks, including but not limited to, FRAC-CYCLE™, RAMCAT™, TOTAL WATER MANAGEMENT SOLUTIONS™, MAG TANK™ and MAG PANEL™. GreenHunter Water has filed or intends to file applications to register these trademarks with the U.S. Patent and Trademark Office. GreenHunter Water has various trademark applications pending with the U.S. Patent and Trademark Office.

Over the last two years, we have spent immaterial amounts on research and development. Through 2012, our research and development costs were approximately $470,000 to complete the development of our MAG TANK™ system.

Other Properties, Assets and Business Opportunities

In addition to the various assets for our water resource management initiative otherwise described in this prospectus, our assets also include the following: (i) a biomass power plant located in unincorporated Imperial County, California, which we refer to as the biomass facility, which was originally built in 1989 and has not operated since 1994, (ii) an office building comprising 10,100 usable square feet of space located in Grapevine, Texas for use as our corporate headquarters, (iii) a lease covering approximately 98 acres in Noble County, Ohio having a lease term of three years and for so long thereafter as the property is operated for the purpose of injecting salt water, (iv) a lease covering approximately 43 acres in Noble County, Ohio with a lease term of three years and for so long thereafter as the property is operated for the purpose of injecting salt water, and (v) 23.5 acres in Washington County, Ohio, where there exists multiple buildings which serves as a corporate field office.

Employees

We had a total of 161 full time employees as of December 1, 2013.

MANAGEMENT

Directors, Executive Officers and Corporate Governance

Our directors and executive officers, including their ages and current positions with us and certain additional information, are set forth below.

Name	Age	Positions and Offices Held
Gary C. Evans	56	Chairman
Roy E. Easley	54	Director
Julie Silcock	57	Director
Ronald H. Walker	76	Director
Jonathan D. Hoopes	46	Director, Interim CEO, President and Chief Operating Officer
Morgan F. Johnston	53	Senior Vice President, General Counsel, and Secretary
Ronald McClung	63	Senior Vice President and Chief Financial Officer

Gary C. Evans — Chairman

Mr. Evans has served as our Chairman of the Board since December 2006 and is our founder. From December 2006 to December 31, 2012, Mr. Evans served as our Chief Executive Officer, and served as our President from our inception until October 1, 2009. Since January 1, 2013, Mr. Evans has served solely as our Chairman of the Board. Mr. Evans presently serves as Chairman of the Board and Chief Executive Officer of Magnum Hunter Resources Corporation, a NYSE-listed oil and gas exploration and production company based in Houston, Texas that specializes in unconventional resource plays in North America, and he has held that position since May 2009. Mr. Evans previously founded and served as the Chairman, President and Chief Executive Officer of Magnum Hunter Resources, Inc. (“MHRI”), a NYSE-listed company in the business of exploration and production of crude oil and natural gas, for twenty years before selling MHRI to Cimarex Energy for approximately $2.2 billion in June 2005. In 2005, Mr. Evans formed Wind Hunter Energy, LLC, a renewable energy company which was subsequently acquired by us in December 2006. Mr. Evans serves as an Individual Trustee of TEL Offshore Trust, a publicly listed oil and gas trust, and is a director of Novavax Inc., a NASDAQ-listed clinical-stage vaccine biotechnology company. Mr. Evans was recognized by Ernst and Young as the Southwest Area 2004 Entrepreneur of the Year for the Energy Sector and was subsequently inducted into the World Hall of Fame for Ernst & Young Entrepreneurs. Mr. Evans was recognized in 2013 as the Energy Industry Leader of the Year. Mr. Evans serves on the Board of Advisors the Maguire Energy Institute at Southern Methodist University and speaks regularly at energy industry conferences around the world on the current affairs of the oil and gas business. We believe that Mr. Evans should serve as a member of our board of directors due to his extensive experience with our ongoing operations and strategy, and his extensive experience in the oil and gas industry.

Roy E. Easley — Director

Mr. Easley has served as one of our directors since February 2012. Mr. Easley has over 32 years of business development and executive management experience in the oil and natural gas exploration and production industry. Mr. Easley is the Vice President–Exploration and Development for Bopco, L.P. Previously, Mr. Easley served in various roles with Hunt Oil Company including Senior Vice President of Hunt’s U.S. Exploration, U.S. Exploration and Production and Gulf Coast/Gulf of Mexico operations. Prior to Hunt, Mr. Easley was Director of Business Development for Chieftain International where he was responsible for acquisitions as well as assisting the Chief Operating Officer in management of the company’s Gulf of Mexico business activities. Mr. Easley was also associated with Tana Oil and Gas Corporation and he began his career with Exxon Company USA after graduating from the University of Texas at Austin with a Bachelor of Science in Geological Sciences. Mr. Easley is a member of the Independent Petroleum Association of America and recently served as Vice President and Director of the Dallas Petroleum Club. We believe that Mr. Easley should serve as a member of our board of directors due to his extensive experience in the oil and gas industry.

Julie Silcock — Director

Ms. Silcock has been one of our directors since January 8, 2013. Ms. Silcock is Managing Director and Co-Head of Houlihan Lokey’s Investment Banking practice in the Southwest and Southeast regions of the U.S. She has more than 25 years of experience advising companies on mergers and acquisitions, equity and debt capital market transactions, private debt and equity placements, and high-yield offerings for growth-oriented companies across all industries. She joined Houlihan Lokey in March 2009 to expand its client coverage through her broad and deep relationships with CEOs and business leaders in these regions. Ms. Silcock is based in Houlihan-Lokey’s Dallas, Texas office.

Before joining the firm, Ms. Silcock was Founder, Managing Director, and Head of Southwest Investment Banking for Citigroup Global Markets Inc. from 2000 to early 2009. From 1997 to 2000, she was a Managing Director with Donaldson, Lufkin & Jenrette’s Investment Banking Practice in Dallas, Texas, where she executed the full range of transactions for clients in the industrial, business and financial services, energy, consumer, technology, and media and telecom sectors. From 1989 to 1997, she was a Senior Managing Director at Bear Stearns & Co. in Dallas, where she focused on growth-oriented companies in the Southwest and Southeast. During the course of her career, she has led teams on initial and a series of subsequent capital market and mergers and acquisitions transactions for companies that have reached significant scale, including Affiliated Computer Services, Inc. (now part of Xerox Corp.), Aleris International, Inc. (taken private by TPG Capital), Brightstar Corp., Cinemark, Inc., Compaq Computer Corp. (now part of Hewlett-Packard Co.), Dean Foods Co., Outdoor Systems (now part of Clear Channel Communications Inc.), Ubiquitel, Inc. (Sprint affiliate sold to Sprint Nextel Corp.), and United Insurance Co. (now part of Aon PLC). Ms. Silcock began her career at Credit Suisse Group in New York in the Mergers and Acquisitions Group.

Ms. Silcock graduated cum laude with a Bachelor of Arts from Princeton University and earned an Master of Business Administration from the Stanford Graduate School of Business. She remains active with both Princeton and Stanford (Co-Chairman of Stanford’s 25th Reunion Fundraising Campaign in 2010), and is on the board of the United States Ski and Snowboard Association, which supports Olympic athletes. She was formerly on the board of Mesa Airlines, a publicly traded company. She is currently a member of Women Corporate Directors (WCD), an organization of women who serve on public company boards. We believe that Ms. Silcock should serve as a member of our board of directors due to her extensive experience with growth-oriented companies and mergers and acquisitions.

Ronald H. Walker — Director

Mr. Walker has been one of our directors since November 1, 2007. Mr. Walker currently serves as the President of the Richard Nixon Foundation. Prior to his retirement in 2001, Mr. Walker was a senior partner with Korn/Ferry International, the world’s largest executive search firm, for over 20 years. At Korn/Ferry, Mr. Walker’s client base included the Fortune 100 companies. Mr. Walker’s extensive record of government services includes Special Assistant to the President of the United States from 1969 to 1972 where he was the founder and first director of the White House Advance Office. In this position, he was responsible for planning and coordinating all presidential travel both domestic and international. Those visits included all 50 states and 25 countries. He personally directed the preparations for President Nixon’s historic trips to the People’s Republic of China and Russia.

President Nixon appointed Mr. Walker the 8th Director of the National Park Service in December 1972 where he served until 1975. In this position, he was charged with the preservation and care of the country’s 300 National Park System areas encompassing 300 million acres of land. He administered a budget of $350 million and managed 15,000 employees who served the 230 million people that visit America’s parklands annually.

Mr. Walker previously served as a consultant to the White House Personnel Office. He has also served as a senior advisor to four presidents and on Special Diplomatic assignments abroad. In addition, he has served as a senior advisor to nine Republican Conventions, highlighted by his Chairmanship and position of CEO of the 1984 Republican National Convention held in Dallas, Texas. At the request of President Ronald Reagan, he also chaired the 50th Presidential Inauguration.

Mr. Walker has served on numerous boards, both public and private, including being a public sector member of the United States Olympic Committee (USOC), the National Collegiate Athletic Association (NCAA), Kennedy Center, Vice Chair of the President’s Council on Physical Fitness and Sports, past chairman of the Freedom’s Foundation at Valley Forge, the National Park Foundation, Grand Teton National Park Foundation, Ford’s Theatre, and Vice Chairman of the Bicentennial of the U.S. Constitution.

Mr. Walker is a distinguished graduate from the University of Arizona with a Bachelor of Arts in Government and American History. He also served in the U.S. Army reaching the rank of captain. We believe that Mr. Walker should serve as a member of our board of directors due to his extensive experience with overseeing large organizations and his experience of serving on public and private boards.

Jonathan D. Hoopes — Director, Interim Chief Executive Officer, President and Chief Operating Officer

Mr. Hoopes has served as a Director and our President and Chief Operating Officer since October 1, 2009. He has served as our interim Chief Executive Officer since January 2013. Mr. Hoopes is a fifteen-year veteran of Wall Street who has spent most of his professional career in the investment banking and financial services industry with a focus on the traditional and renewable energy sectors as well as the information technology sector. He has served in various capital markets, investment banking, and equity research roles at Goldman Sachs, Deutsche Bank, and UBS in London, Hong Kong and New York, respectively. Mr. Hoopes served as Managing Director at Think Equity, LLC where he led two teams of research analysts in the alternative energy and technology sectors. Mr. Hoopes also provided cross-border strategic consulting and mergers and acquisitions advisory services to clients in the energy technology and renewable energy sectors. He holds an Master of Business Administration in International Finance from the Wharton School and an Master of Arts in East Asian Studies from the University of Pennsylvania. We believe Mr. Hoopes should serve as a director because of his extensive investment banking and mergers and acquisitions experience.

Morgan F. Johnston — Senior Vice President, General Counsel, and Secretary

Mr. Johnston has served as our Senior Vice President, General Counsel and Secretary since March 1, 2007. From June 2005 until March 2007, Mr. Johnston was a sole practitioner representing clients in corporate and securities law. He previously served as the Senior Vice President, General Counsel and Secretary of Magnum Hunter Resources, Inc. (“MHRI”), a NYSE-listed company, from January 1, 2003 to June 2005. He served as MHRI’s vice president and general counsel from April 1997 to June 2005 and also served as MHRI’s secretary from May 1996 to June 2005. MHRI was in the business of exploration and production of crude oil and natural gas.

Mr. Johnston was in private practice as a sole practitioner from May 1996 to April 1997, specializing in corporate and securities law. From February 1994 to May 1996, Mr. Johnston served as General Counsel for Millennia, Inc. and Digital Communications Technology Corporation, two AMEX-listed companies. He also previously served as securities counsel for Motel 6 L.P., an NYSE-listed company. Mr. Johnston graduated cum laude from Texas Tech Law School in May 1986 and was also a member of the Texas Tech Law Review. He is licensed to practice law in the State of Texas.

Ronald McClung — Senior Vice President and Chief Financial Officer

Mr. McClung has served as our Senior Vice President and Chief Financial Officer since September 1, 2013. Mr. McClung, who is a Certified Public Accountant (CPA), brings more than twenty years of both public and private company audit, treasury, risk management, SEC public company reporting, Sarbanes-Oxley compliance, due diligence and acquisition integration experience. Mr. McClung initiated his career as an auditor while at public accounting firms KPMG and Robinson, Burdette, Martin & Cowan, LLP, and as a Corporate Controller while at Key Energy Services, Inc. and as a Chief Financial Officer at Basic Energy Services, Inc. Mr. McClung’s experience includes working in the oilfield service sector with companies that are heavily involved in both salt water disposal and trucking operations associated with this business. Most recently, Mr. McClung has served as Corporate Controller for Patterson-UTI Energy, Inc., a land-based oil and gas well drilling and pressure pumping services company. Mr. McClung earned a Bachelor of Business Administration in Accounting from Texas Tech University where he graduated Summa Cum Laude.

Board Composition

Our board of directors consists of three directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Our board of directors is divided into three classes, each serving staggered, three-year terms:

•	Our Class I directors are Jonathan D. Hoopes and Ronald H. Walker, and the term of such directors will expire at the 2013 annual meeting of stockholders;

•	Our Class II director is Julie E. Silcock, and the term of such director will expire at the 2014 annual meeting of stockholders; and

•	Our Class III directors are Gary C. Evans and Roy E. Easley, and the term of such directors will expire at the 2015 annual meeting of stockholders.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Corporate Governance

Our business, property and affairs are managed by our Chief Executive Officer and Chief Operating Officer under the direction of our board of directors. The board of directors has responsibility for establishing broad corporate policies and for overall performance and direction of the Company, but is not involved in the day-to-day operations. Members of the board of directors keep informed of the company’s business by participating in board of directors and committee meetings, by reviewing analyses and reports sent to them regularly, and through discussions with the Chief Executive Officer and Chief Operating Officer and other officers.

The board of directors has adopted corporate governance guidelines that addresses significant issues of corporate governance and set forth the procedures by which the board of directors carries out its responsibilities. Among the areas addressed by the guidelines are director qualifications and responsibilities, board committee responsibilities, selection and election of directors, director compensation and tenure, director orientation and continuing education, access to management and independent advisors, succession planning and management development, board meetings and board and committee performance evaluations. The board of director’s nominating/corporate governance committee is responsible for assessing and periodically reviewing the adequacy of these guidelines.

The guidelines provide that at least a majority of the members of the board of directors must be independent as required by NYSE MKT corporate governance listing standards. The board of directors has affirmatively determined that all directors, with the exception of Mr. Evans and Mr. Hoopes, qualify as independent directors under these standards based on its review of all relevant facts and circumstances.

Audit Committee

The company also has an audit committee established in accordance with the requirements of the NYSE MKT and the Exchange Act. As the Company qualifies as a smaller reporting company, the audit committee is currently comprised of two independent directors: Ms. Silcock, Chairman, and Mr. Walker. The Board of Directors has also determined that Ms. Silcock qualifies as an audit committee financial expert as defined in item 401(h) of Regulation S-K. No member of the Audit Committee serves on the audit committees of more than two other public companies.

The specific responsibilities of the Audit Committee are identified in the Committee’s charter, which is available on our website at www.greenhunterresources.com under the “Corporate Governance” link.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the board of directors is comprised of two independent, non-employee Directors. The two members of the Committee are Roy E. Easley, Chairman, and Ronald H. Walker, and both are independent under the NYSE MKT corporate governance listing standards. The Committee’s responsibilities include the following: (i) general corporate oversight, including oversight of the evaluation of the performance of the Board; (ii) identify and interview individuals qualified to become Board members and recommend such individuals to the Board for selection as director nominees for the next annual meeting of stockholders and/or to fill any existing vacancies as they may occur from time to time among the directors; (iii) develop and recommend to the board of directors a set of corporate governance principles and guidelines applicable to the Company; (iv) develop and recommend to the board of directors a code of business conduct and ethics applicable to the Company; and (v) develop and recommend to the Board a code of ethics for senior financial officers applicable to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions. The Committee met one time in 2012.

The specific responsibilities of the Nominating/Corporate Governance Committee are identified in the Committee’s charter, which is available on our website at www.greenhunterresources.com under the “Corporate Governance” link.

Compensation Committee

The Compensation Committee of the board of birectors is responsible for recommending the types and levels of compensation for executive officers of the Company. The Committee is comprised of two independent, non-employee Directors. Following thorough review and approval by the Committee, decisions relating to executive compensation are reported to and approved by the full Board of Directors. The Compensation Committee, currently composed of Roy E. Easley, Chairman and Julie E. Silcock, makes recommendations to the Board of Directors regarding compensation for the Company’s executive officers and administers the Company’s Stock Option Plan. The Compensation Committee met one time in 2012 regarding compensation matters related to fiscal year 2012.

The specific responsibilities of the Compensation Committee are identified in the Committee’s charter, which is available on our website at www.greenhunterresources.com under the “Corporate Governance” link.

Code of Conduct and Ethics

We have a code of conduct and ethics that applies to its officers, employees and directors. This code assists employees in resolving ethical issues that may arise in complying with our policies. Our senior financial officers are also subject to the code of ethics for senior financial officers. The purpose of these codes is to promote, among other things:

•	ethical handling of actual or apparent conflicts of interest

•	full, fair and accurate and timely disclosure in filings with the SEC and other public disclosures;

•	compliance with the law and other regulations;

•	protection of our assets;

•	insider trading policies; and

•	prompt internal reporting of violations of the codes.

Both of these codes are available on our website at www.greenhunterresources.com. We will provide these codes free of charge to stockholders who request them. Any waiver of these codes with respect to officers and directors of the company may be made only by the board of directors and will be disclosed to stockholders on our website, along with any amendments to these codes.

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation for the fiscal years ended 2012 and 2011 awarded to, earned by or paid to the following executive officers of the Company, which we refer to as the named executive officers.

Name and Principal Position	Year	Salary ($)		Deferred Comp ($)	Stock Awards ($)	Option Awards ($)		All Other Comp ($)*	Total ($)
Gary C. Evans —	2012	426,561	**		103,275	974,905		12,000	1,516,741
Chairman	2011	—		212,000		584,247	****	12,000	808,247
Jonathan D. Hoopes —	2012	294,231			19,230	243,726		12,000	569,187
President and COO	2011	254,807				233,699	****	12,000	500,506
David S. Krueger —	2012	436,616	**		81,750	97,490		5,076	620,939
VP and CFO	2011	65,384		140,674		58,425	****	2,942	267,425
Morgan F. Johnston —	2012	243,155			16,076	97,490		9,230	365,951
Sr. VP, General Counsel and Secretary	2011	203,846				87,637	****	9,173	300,656

*	This column represents the employees’ car allowance for the applicable year.
**	Mr. Evans’ compensation for 2012 includes $212,000 of deferred compensation from 2011. Mr. Krueger’s compensation for 2012 includes $140,674 of deferred compensation from 2011. Mr. Evans resigned as our chief executive officer on December 31, 2012, and Mr. Hoopes currently acts as our interim chief executive officer.
***	Mr. Evans received a stock option grant for 1,000,000 shares, vesting upon completion of certain performance criteria at an exercise price of $1.65 on February 13, 2012. Mr. Hoopes received a stock option grant for 250,000 shares, vesting upon completion of certain performance criteria at an exercise price of $1.65 on February 13, 2012. Mr. Krueger received a stock option grant for 100,000 shares, vesting over a three year period at an exercise price of $1.65 on February 13, 2012. Mr. Johnston received a stock option grant for 100,000 shares, vesting over a three year period at an exercise price of $1.65 on February 13, 2012.
****	Mr. Evans received a stock option grant for 1,000,000 shares, vesting over a three year period at an exercise price of $0.90 on April 6, 2011. Mr. Hoopes received a stock option grant for 400,000 shares, vesting over a three year period at an exercise price of $0.90 on April 6, 2011. Mr. Krueger received a stock option grant for 100,000 shares, vesting over a three year period at an exercise price of $0.90 on April 6, 2011. Mr. Johnston received a stock option grant for 150,000 shares, vesting over a three year period at an exercise price of $0.90 on April 6, 2011.

Outstanding Equity Awards at Fiscal Year-End

The following non-incentive stock options were outstanding to the below named executives at December 31, 2012:

Name	Number of shares of common stock underlying unexercised options exercisable	Number of shares of common stock underlying unexercised options unexercisable	Price ($/sh)		Expiration Date
Gary C. Evans,	352,000	—	18.91		February 13, 2018
Chairman	1,000,000	—	1.96		August 26, 2019
	333,333	666,667	0.90		April 6, 2021
		1,000,000	1.65		February 13, 2022
Jonathan D. Hoopes,	100,000	100,000	1.41		December 11, 2019
Interim CEO, President and COO	133,333	266,667	0.90		April 6, 2021
	—	250,000	1.65		February 13, 2022
David S. Krueger, Vice	550,000	—	5.00	*	May 5, 2017
President and CFO	110,000	—	18.91		February 13, 2018
	300,000	—	1.96		August 26, 2019
	33,333	66,667	0.90		April 6, 2021
	—	100,000	1.65		February 13, 2022
Morgan F. Johnston, Sr.
Vice President, General	500,000	—	5.00	*	May 5, 2017
Counsel and Secretary	110,000	—	18.91		February 13, 2018
	300,000	—	1.96		August 26, 2019
	50,000	100,000	0.90		April 6, 2021
	—	100,000	1.65		February 13, 2022

*	There was no public market for our common stock on the date of grant of the option. Accordingly, the amounts set out in this column are based upon the fair market value per common share as estimated by us as at the date of grant of the option, which was $5.00.

Director Compensation

The following compensation was paid to our independent members of the board of directors for the year ended December 31, 2012:

Name	Fees Earned or Paid in Cash ($)	Stock Awards*** ($)	Option Awards*** ($)	Total ($)
Roy E. Easley *	—	43,956	97,490	141,446
Ronald D. Ormand**	—	50,000	—	50,000
Ronald H. Walker**	—	50,000	—	50,000

*	Mr. Easley was not elected to our board of directors until February 14, 2012.
**	Our board of directors has deferred any cash compensation payments for acting as a director until the Company’s performance has improved. However, our directors are receiving restricted stock payments in lieu of their annual retainer payment. Mr. Ormand, Mr. Walker and Mr. Easley received 70,731 shares of restricted common stock. The number of shares each director received was based on the market price of the stock on the date the retainer was earned.

For fiscal 2013, our directors (other than members of our management) will be entitled to receive an annual retainer of $50,000, payable quarterly, plus $1,000 per meeting of our board of directors, $500 per meeting of a committee of the board attended or $250 if such director attends a board or committee meeting by telephone. These directors will also be reimbursed for all out-of-pocket expenses incurred in their capacities as directors. We will also grant new independent directors 100,000 stock options at an exercise price equal to the then market value vesting over a three year period. We currently maintain directors and officers liability insurance coverage with an aggregate policy limit of $5,000,000.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock and Series C Preferred Stock as of December 12, 2013 held by: (i) each of our directors and named executive officers; (ii) all directors and executive officers as a group; and (iii) any person (or group) who is known to us to be the beneficial owner of more than 5% of our common stock or Series C Preferred Stock.

The number of shares beneficially owned by each director or executive officer is determined under SEC rules, and the information is not necessarily indicative of the beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of December 12, 2013, through the exercise of any stock option or other right to purchase, such as a warrant. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. In certain instances, the number of shares listed may include, in addition to shares owned directly, shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest. The table that follows is based upon information supplied in a questionnaire completed by each executive officer, director and principal stockholder.

There are no arrangements known to us which may at a subsequent date result in a change-in-control.

Unless otherwise specified in a footnote to the table below, the address of each of the persons set forth is c/o GreenHunter Resources, Inc., 1048 Texan Trail, Grapevine, Texas 76051.

Title of Class (11)	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (7)
Common Stock	Gary C. Evans	18,533,612	(1)	51.0
Common Stock	Roy E. Easley	83,069	(2)	*
Common Stock	Julie E. Silcock	100,000	(3)	*
Common Stock	Ronald H. Walker	335,846	(4)	*
Common Stock	Jonathan D. Hoopes	423,851	(5)	1.2
Common Stock	Morgan F. Johnston	1,053,195	(6)	3.0
Common Stock	Ronald McClung	0		*
Common Stock	All officers and directors as a group (7 persons named above)	20,529,573		54.0%
Common Stock	West Coast Opportunity Fund, LLC(9)	1,997,800	(8)	5.8%
Common Stock	Triad Hunter, LLC(10)	2,726,722	(10)	7.9%
Series C Preferred Stock	West Coast Opportunity Fund, LLC(9)	345,000		17.2%
Series C Preferred Stock	Jonathan D. Hoopes	1,000		*

*	Less than 1%.
(1)	Includes 10,167,100 shares held directly by Investment Hunter, LLC, 4,000,000 shares held directly by Evans Equities LP, and 11,800 shares held as custodian for his children. It also includes 250,000 common stock purchase warrants at an exercise price of $1.50, 250,000 common stock purchase warrants at an exercise price of $2.50, 352,000 common stock purchase options at an exercise price of $18.91 per share and 1,000,000 common stock purchase options at an exercise price of $1.96 and 666,666 common stock purchase options at an exercise price of $0.90. Gary C. Evans is the manager of Investment Hunter, LLC and the general partner of Evans Equities LP and his children are the beneficial owners of each.
(2)	Includes 33,333 common stock purchase options at an exercise price of $1.65 per share.
(3)	Includes 25,000 common stock purchase warrants at an exercise price of $1.50, 25,000 common stock purchase warrants at an exercise price of $2.50
(4)	Includes 100,000 common stock purchase options at an exercise price of $10.00 per share and 100,000 common stock purchase options at an exercise price of $1.96 per share.
(5)	Includes 100,000 common stock purchase options at an exercise price of $1.41 per share and 266,666 common stock purchase options at an exercise price of $.90.
(6)	Includes 500,000 common stock purchase options at an exercise price of $5.00 per share, 110,000 common stock purchase options at an exercise price of $18.91 per share, 300,000 common stock purchase options at an exercise price of $1.96 per share, 100,000 common stock purchase options at an exercise price of $0.90 per share, 33,333 common stock purchase options at an exercise price of $1.65 per share.
(7)	A total of 33,792,606 shares of our common stock outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner below, any options exercisable or securities convertible into common within 60 days have been included in the denominator.

(8)	Includes 1,225,250 shares of common stock and 772,550 warrants to purchase our common stock.
(9)	West Coast Asset Management, Inc. is the sole managing member of West Coast Opportunity Fund, LLC. R. Atticus Lowe, Lance W. Helfert, and Paul J. Orfalea are principals of West Coast Asset Management, Inc. and have voting and dispositive authority over the securities of the Company held by West Coast Opportunity Fund, LLC. The address for West Coast Opportunity Fund, LLC is 2151 Alessandro Drive, Suite 1000, Ventura, California 93001.
(10)	Includes 1,846,722 shares of common stock and 880,000 shares of common stock issuable upon the conversion of a promissory note in the original principal amount of $2.2 million at the option of Triad Hunter, LLC based on a conversion price of $2.50 per share. The address for Triad Hunter, LLC is c/o Magnum Hunter Resources Corporation, 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056.
(11)	Other than Series C Preferred Stock beneficially owned by Jonathan D. Hoopes, our directors and executive officers do not beneficially own Series C Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

As provided by our audit committee charter, all related party transactions are to be reviewed and pre-approved by our audit committee. A “related party transaction” is defined to include any transaction or series of transactions exceeding $120,000 in which we are a participant and any “related person” has a material interest. Related persons would include our directors, executive officers (and immediate family members of our directors and executive officers), and persons controlling over five percent of our outstanding common stock. In determining whether to approve a related party transaction, the audit committee will generally evaluate the transaction in terms of the following:

•	The nature of the relationships among the parties;

•	The materiality of the transaction to the Company;

•	The availability of other sources for comparable products or services;

•	The terms available to unrelated third parties or to employees generally;

•	The related person’s interest in the transaction; and

•	The benefit of the transaction to the related person and to the Company.

Additionally, in cases of transactions in which a director or executive officer may have an interest, our board of directors also will evaluate the effect of the transaction on such individual’s willingness or ability to properly perform his or her duties at the Company.

The audit committee will then document its findings and conclusions in written minutes. In the event a transaction relates to a member of our audit committee, that member will not participate in the audit committee’s deliberations.

Transactions with Management and Others

On September 29, 2010 and December 30, 2010, we entered into promissory notes with Gary C. Evans, our chairman, for $600,000 and $260,000, respectively, due on October 31, 2010 and January 1, 2011, respectively, at an interest rate of 10.0%. On May 6, 2011, we borrowed an additional $100,000 from Mr. Evans and the two existing promissory notes were combined into one promissory note with the additional borrowing and the maturity date was extended to December 31, 2011, with a total balance of $960,000. On June 21, 2011, $500,000 of the $960,000 principal balance of the promissory note was converted into 250,000 units comprised of two shares of our common stock and two common stock warrants that are immediately exercisable and expire on January 31, 2014, one with an exercise price of $1.50 per share and another with an exercise price of $2.50 per share at a price of $2.00 per unit. We also entered into an additional promissory note due to Mr. Evans for $570,000 due on December 31, 2011 at an interest rate of 14.0%. On November 28, 2011, the interest rate on the 10.0% promissory note was increased to 14.0%, retrospectively effective January 1, 2011. The promissory notes were also amended to provide Mr. Evans the right to convert the promissory notes into shares of our common stock with a conversion price equal to the closing price of our common stock on the day prior to his election to convert. We also borrowed an additional $1.3 million from Mr. Evans during 2012 under a promissory note with an interest rate of 14%. All promissory notes issued to Mr. Evans have been repaid as of the date of this prospectus.

We utilized drilling services provided by Alpha Hunter Drilling, LLC, an indirect subsidiary of Magnum Hunter Resources Corporation (“MHR”), during the year ended December 31, 2012 to drill water disposal wells in South Texas. Total charges for services provided by Alpha Hunter Drilling, LLC were $1.7 million. Mr. Evans is the chairman and chief executive officer of MHR, and Kirk J. Trosclair, Executive Vice President of GreenHunter Water, is the Senior Vice President of Equipment Services of Alpha Hunter Drilling, LLC.

On February 17, 2012, GreenHunter Water closed on the acquisition of 100% of the equity ownership interest of Hunter Disposal, LLC, a wholly-owned subsidiary of Triad Hunter, LLC, which is itself a wholly owned subsidiary of MHR. The terms and conditions of the equity purchase agreement between the parties were approved by the audit committee or an independent special committee for each party. The total consideration for the acquisition was approximately $9.9 million. The consideration paid consisted of $2.2 million in cash, 1,846,722 shares of our restricted common stock with a fair value of $3.3 million, 22,000 shares of our Series C Preferred Stock with a stated value of $100 per share, or $2.2 million, and a $2.2 million convertible promissory note. The convertible promissory note is convertible into common stock at any time at a conversion price of $2.5 per share. On April 25, 2012, we changed the stated liquidation value of our Series C preferred stock from $100 per share to $25 per share. As a result, the 22,000 shares of our Series C preferred stock issued in connection with the acquisition of Hunter Disposal were converted to 88,000 shares of our Series C Preferred Stock. In connection with the sale, Triad Hunter, LLC, entered into agreements with Hunter Disposal, and GreenHunter Water, for wastewater hauling and disposal capacity in the states of Kentucky, Ohio and West Virginia and a five-year tank rental agreement with GreenHunter Water.

On November 26, 2012, our shareholders approved a grant of 1,111,111 shares of common stock to Mr. Evans as payment for providing a $2 million line of credit to the Company. The shares were valued at $2.0 million based on the closing price of $1.81 per share on November 26, 2012, the date the transaction was approved by our stockholders. Pursuant to the letter agreement governing the line of credit, Mr. Evans agrees to fund, if necessary, any of our additional liquidity needs through December 31, 2013 up to maximum amount of $2 million. The letter agreement will terminate prior to December 31, 2013 upon our obtaining equity or project financing, funds from a sale of assets, or profits from operations which will enable us to fund all of our operational needs through December 31, 2013. If we exercise our right to call upon Mr. Evans to fund our liquidity needs pursuant to the letter agreement, the form and ultimate terms of the funding will be upon mutually agreeable terms.

During the period from January 1, 2012 to September 30, 2013, we earned storage rental revenue for providing water storage tanks and equipment for lease to Shale Hunter, LLC, Eagle Ford Hunter, LLC and Triad Hunter, LLC, all wholly owned subsidiaries of MHR. We also earned revenue providing water disposal and transport services for Shale Hunter and Triad Hunter during the period from January 1, 2012 to September 30, 2013. Aggregate storage rental revenue and water disposal and transport service revenue with respect to these entities from January 1, 2012 to September 30, 2013 was approximately $5.4 million.

From January 1, 2012 to September 30, 2013, we have paid approximately $256,000 for air travel services from a company owned by Mr. Evans during 2013.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation, as amended, certificates of designation, as amended, and our bylaws, as amended. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended, our certificates of designation, as amended, and our bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of the General Corporation Law of the State of Delaware.

Common Stock

Our certificate of incorporation, as amended, authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.001 per share.

Common Stock Outstanding

As of December 12, 2013, there were 33,792,606 shares of our common stock issued and outstanding. All shares of our common stock currently outstanding are fully paid and non-assessable.

Voting Rights

Each share of our common stock entitles its holder of record to one vote on all matters to be voted on by the stockholders. When a quorum is present at any meeting of our stockholders, the vote of the holders of a majority of the shares present in person or by proxy entitled to vote on, and voted for or against, any matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, our certificate of incorporation, as amended, our certificates of designation, as amended, or our bylaws, as amended, a different vote is required. Except as otherwise provided by law or in our certificate of incorporation, as amended, and subject to voting rights granted to holders of outstanding preferred stock and the power of our board of directors to amend our bylaws, amendments to our certificate of incorporation, as amended, and our bylaws, as amended, must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Holders of our common stock are not entitled to cumulate their votes in the election of directors or for any other purpose. Our directors are divided into three classes, and one class is elected at each annual meeting.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors. Our common stock ranks junior to our Series C Preferred Stock as to the payment of dividends, which means we may not pay dividends on our common stock until all accumulated accrued and unpaid dividends with respect to our Series C Preferred Stock have been paid. See “Dividend Policy” on page 24 of this prospectus for additional information regarding our policy on paying dividends on our common stock.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock.

Rights upon Liquidation

Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share pro rata in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock.

Listing

Our common shares are listed on the NYSE MKT under the symbol “GRH”.

Preferred Stock

Our certificate of incorporation, as amended, authorizes 10,000,000 shares of preferred stock, par value $0.001 per share. Pursuant to our certificate of incorporation, as amended, our board of directors has the authority, without further action by our stockholders (unless such action is required, the certificate of designations for our existing preferred stock, by applicable law or listing rules of an applicable securities exchange or quotation system), to designate and issue our preferred stock in one or more series and to establish the designations, powers, preferences and relative participating, optional or other rights of such series, which may be greater than the rights of our common stock.

Preferred Stock Outstanding

We currently have three series of preferred stock: the 2007 Series A 8% Convertible Preferred Stock, which we refer to as the Series A Preferred Stock, the 2008 Series B Convertible Preferred Stock, which we refer to as the Series B Preferred Stock, and the Series C Preferred Stock. As of December 12, 2013, there were no shares of Series A Preferred Stock or Series B Preferred Stock outstanding, and 2,000,000 shares of Series C Preferred Stock issued and outstanding. As discussed above, our board of directors generally has to designate and issue our preferred stock in one or more further series. The rights of the Series A Preferred Stock and Series B Preferred Stock are substantially identical, except as described below.

Series C Preferred Stock

The rights of the Series C Preferred Stock are as described in “Description of Series C Preferred Stock” on page 60 of this prospectus.

Series A and Series B Preferred Stock

Dividend Rights. Once declared, a cumulative dividend is payable on the Series A Preferred Stock at the annual rate of 8.0% of the $1,000 stated value, or $80.00 per share. Such dividends are payable, at our option in cash or shares of common stock. Dividends payable in shares of common stock will be paid by calculating the cash dividend that is due on the dividend payment date, dividing such amount by the 10-day average price per share of common stock, and multiplying this amount by 115%. Dividends are paid quarterly in arrears, if and when declared by our board of directors, on March 31, June 30, September 30 and December 31 in each year or if such date is not a business day, then on the business day immediately following such dividend payment date. In the event that dividends on the Series A Preferred Stock have not been paid in full for two consecutive quarters the stated value of the preferred stock shall increase by the amount of dividends that would have been required to be paid if such dividends had been declared and the dividend rate on the Series A Preferred Stock shall increase to 10.0% per annum for only such added stated value. There is no fixed dividend payable on Series B Preferred Stock.

Conversion Rights. Shares of Series A Preferred Stock are convertible at any time, at the option of the holder, into shares of common stock at a conversion price of $5.00 per common share, subject to certain anti-dilution protections. In accordance with these anti-dilution protections, the conversion price of our preferred stock will be subject to an adjustment to reduce dilution in the event that we effect a stock split, a recapitalization, or similar event. Shares of Series B Preferred Stock are convertible at any time, at the option of the holder, into shares of common stock at a conversion price of $7.50 per common share, subject to the same anti-dilution protections. We retain the option to convert both series of preferred stock at the conversion price then in effect, in whole or in part, at any time each of the following conditions are satisfied: (1) the last closing trade price per share of the common stock is greater than or equal to $20.00 for 31 consecutive trading days (as adjusted for splits, recapitalizations, and the like), and (2) the average daily trading volume for shares of our common stock over the same 31-trading day period equals or exceeds 65,000 shares.

Voting Rights. The Series A Preferred Stock and Series B Preferred Stock will vote together with the shares of common stock as a single class at any annual or special meeting of stockholders, and each holder of preferred stock is entitled to that number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder on the record date fixed for such meeting are convertible. In addition, the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, and all other shares of preferred stock similarly affected and entitled to vote, voting as a single class shall be required in order to: (i) amend, repeal or change the provisions of our certificate of incorporation, as amended, in any way which would materially and adversely affect the rights or preferences of the Series A Preferred Stock or Series B Preferred Stock, or (ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock that has rights senior to or on parity with the Series A Preferred Stock or Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

Redemption Rights. At our sole option, on or after the fifth anniversary of each series’ issuance date, we may redeem the Series A Preferred Stock or Series B Preferred Stock by paying in cash the original purchase price for the redeemed shares plus any accrued and unpaid dividends thereon. Upon the liquidation, dissolution or winding-up of the Company, the holders of our preferred stock are entitled to an amount equal to the original purchase price plus any accrued but unpaid dividends. After the payment of this liquidation amount, the remaining assets of the Company will be distributed to the holders of common stock.

Other Series of Preferred Stock

Pursuant to our certificate of incorporation, as amended, our board of directors has the authority without further action by our stockholders to issue one or more additional series of preferred stock. Our board of directors has the authority to fix the number of shares of any series of preferred stock and to determine the designation of any such series. Our board of directors is also authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. In addition, within the limitations or restrictions stated in any resolution or resolutions of our board of directors originally fixing the number of shares constituting any series, our board of directors has the authority to increase or decrease, but not below the number of shares of such series then outstanding, the number of shares of any series subsequent to the issue of shares of that series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock or impairing the liquidation rights of our common stock.

Transfer Agent and Registrar

The transfer agent for our common stock and our Series C Preferred Stock is Securities Transfer Corporation.

DESCRIPTION OF OUR SERIES C PREFERRED STOCK

The terms of the Series C Preferred Stock are contained in a certificate of designation that amends our certificate of incorporation, as amended. The following description is a summary of the material provisions of the Series C Preferred Stock and the certificate of designation. It does not purport to be complete. We urge you to read the certificate of designation because it, and not this description, defines your rights as a holder of shares of Series C Preferred Stock. As used in this section, the terms “GreenHunter,” “us,” “we” or “our” refer to GreenHunter Resources, Inc. and not any of its subsidiaries.

General

Our board of directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series, and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. Pursuant to this authority, prior to this offering, our board of directors established the terms of the Series C Preferred Stock, which are described below.

When issued, the Series C Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Series C Preferred Stock have no preemptive rights with respect to any of our stock or any securities convertible into (other than as described below under the heading “Conversion Rights”) or carrying rights or options to purchase any such stock. The Series C Preferred Stock is not subject to any sinking fund or other obligation of us to redeem or retire the Series C Preferred Stock, but we may redeem the Series C Preferred Stock as described below under “Redemption.” Unless redeemed or repurchased by us, the Series C Preferred Stock will have a perpetual term with no maturity.

Our shares of Series C Preferred Stock trade on the NYSE MKT under the symbol “GRH.PRC.”

The Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company, except in limited circumstances. See “Book-Entry Procedures” below.

The transfer agent, registrar and dividend disbursing agent for the Series C Preferred Stock is Securities Transfer Corporation.

Ranking

The Series C Preferred Stock ranks: (i) senior to our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares;” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “parity shares;” (iii) junior to our Series A Preferred Stock and Series B Preferred Stock; (iv) junior to all other equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such creation would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock), referred to, together with the Series A Preferred Stock and Series B Preferred Stock, as “senior shares;” and (v) junior to all our existing and future indebtedness.

Dividends

Holders of the Series C Preferred Stock are entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 10% per annum of the $25.00 per share liquidation preference, equivalent to $2.50 per annum per share. We are current in our payments of cash dividends to our currently issued and outstanding shares of Series C Preferred Stock.

With respect to monthly dividend periods, we anticipate setting the record date for each monthly dividend period on or about the fifteenth of every month with dividends for such monthly dividend period to be paid at the end of such month to such holders of record. Holders of Series C Preferred Stock will only be entitled to dividend payments for each monthly dividend period pursuant to which they are the holder of record as of the applicable record date. Accordingly, any shares of Series C Preferred Stock initially issued after the record date for a monthly dividend period (which is expected to be on or about the fifteenth of each monthly dividend period) will not be entitled to dividends for such monthly dividend period. Dividends will generally be payable monthly in arrears on the last day of each calendar month; provided, that if such day falls on a national holiday or a weekend, such dividends will be due and payable on the next business day following such weekend or national holiday. Dividends payable on the shares of Series C Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the 10th day preceding the applicable payment date, or such other date we establish no less than ten days and no more than 30 days preceding the payment date.

We will not declare or pay or set aside for payment any dividend on the shares of Series C Preferred Stock if the terms of any of our agreements or senior shares, including agreements relating to our indebtedness and the certificate of designation relating to our Series A Preferred Stock and Series B Preferred Stock, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law. The terms of our Series A Preferred Stock and Series B Preferred Stock prohibit the payment of cash dividends on our equity securities ranking junior to the Series A Preferred Stock and Series B Preferred Stock, which will include the Series C Preferred Stock, unless all accrued dividends on the Series A Preferred Stock and Series B Preferred Stock have been paid in full in cash or in kind, but the terms of our Series B Preferred Stock do not require us to declare a dividend on such shares. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. See the risk factor entitled “We could be prevented from paying dividends on the Series C Preferred Stock” on page 12 of this prospectus for additional information.

Notwithstanding the foregoing, however, dividends on the shares of Series C Preferred Stock will accrue regardless of whether: (i) the terms of our senior shares or our agreements, including our existing or future indebtedness, at any time prohibit the current payment of dividends; (ii) we have earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. Except as otherwise provided, accrued but unpaid distributions on the shares of Series C Preferred Stock will not bear interest, and holders of the shares of Series C Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our dividends on the shares of Series C Preferred Stock will be credited to the previously accrued dividends on the shares of Series C Preferred Stock. We will credit any dividends paid on the shares of Series C Preferred Stock first to the earliest accrued and unpaid dividend due. As described more fully above, the payment of dividends with respect to the Series C Preferred Stock is subordinate to any dividends to which holders of our Series A Preferred Stock and Series B Preferred Stock are entitled.

We may not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other junior shares, or redeem, purchase or otherwise acquire shares of common stock or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Series C Preferred Stock for all past dividend periods.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Series C Preferred Stock and all parity shares, the amount which we have declared will be allocated pro rata to the shares of Series C Preferred Stock and to each parity share so that the amount declared for each share of Series C Preferred Stock and for each parity share is proportionate to the accrued and unpaid distributions on those shares.

Failure to Make Dividend Payments

If we have committed a dividend default by failing to pay the accrued cash dividends on the outstanding Series C Preferred Stock in full for any monthly dividend period within a quarterly period for a total of four consecutive or non-consecutive quarterly periods, then until we have paid all accrued dividends on the shares of our Series C Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full: (i) the annual dividend rate on the Series C Preferred Stock will be increased to 12% per annum, which we refer to as the Penalty Rate, commencing on the first day after the dividend payment date on which such dividend default occurs; (ii) if we do not pay dividends in cash, dividends on the Series C Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then listed or quoted on the New York Stock Exchange, the NYSE MKT or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange (each a “national exchange”), in the form of our fully-tradable registered common stock (based on the weighted average daily trading price for the ten business day period ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then listed on a national exchange, in the form of additional shares of Series C Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of our Series C Preferred Stock will have the voting rights described below, until we have paid all dividends on the shares of our Series C Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. See “Voting Rights” below. Once we have paid all accumulated and unpaid dividends in full and have paid cash dividends at the Penalty Rate in full for each month for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay any monthly dividend for any future quarter.

We are required by the terms of the certificate of designation governing the Series C Preferred Stock to reserve a sufficient number of shares of our common stock or Series C Preferred Stock for the payment of dividends in additional shares of our common stock or Series C Preferred Stock.

Failure to Maintain National Market Listing of Series C Preferred Stock

If we fail to maintain the listing of the Series C Preferred Stock on a national exchange for at least 180 consecutive days, then: (i) the annual dividend rate on the Series C Preferred Stock will be increased to the Penalty Rate commencing on the 181st day, in a period of 181 consecutive days, that the Series C Preferred Stock is not listed on a national exchange, and (ii) holders of Series C Preferred Stock will have the voting rights described below. See “Voting Rights” below. When the Series C Preferred Stock is once again listed on a national exchange, the dividend rate will be restored to the Stated Rate and the foregoing provisions will not be applicable, unless the Series C Preferred Stock is again no longer listed on a national exchange.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of Series C Preferred Stock shall be entitled to receive out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series C Preferred Stock and the corresponding amounts payable on all senior shares and parity shares, then after payment of the liquidating distribution on all outstanding senior shares, the holders of the Series C Preferred Stock and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

The certificate of designation for the Series C Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series C Preferred Stock.

Redemption

General

We may not redeem the Series C Preferred Stock prior to June 30, 2015, except following a “Change of Ownership or Control” as described below in this prospectus. On or after June 30, 2015, we, at our option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding Series C Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

Unless full cumulative dividends on all Series C Preferred Stock and all parity shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series C Preferred Stock or parity shares shall be redeemed unless all outstanding Series C Preferred Stock and parity shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series C Preferred Stock or parity shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Stock and parity shares. Furthermore, unless full cumulative dividends on all outstanding Series C Preferred Stock and parity shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any Series C Preferred Stock or parity shares (except by conversion into or exchange for our junior shares and parity shares).

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series C Preferred Stock, such shares shall no longer be deemed to be outstanding, and all of your rights as a holder of shares of Series C Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series C Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date, (ii) the number of shares of Series C Preferred Stock to be redeemed, (iii) the redemption price of $25.00 per share of Series C Preferred

Stock, plus any accrued and unpaid dividends through the date of redemption, (iv) the place or places where any certificates issued for Series C Preferred Stock other than through the DTC book entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series C Preferred Stock will cease to accrue on such redemption date, and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series C Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series C Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series C Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series C Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series C Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for Series C Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series C Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series C Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series C Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his Series C Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series C Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of preferred stock.

If we redeem any shares of Series C Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Special Redemption upon Change of Ownership or Control

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock in the manner required by the certificate of designations before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

A “Change of Ownership or Control” shall be deemed to have occurred on the date: (i) that a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the voting stock of our company; (ii) that we sell, transfer or otherwise dispose of all or substantially all of our assets; or (iii) of the consummation of a merger or share exchange of our company with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of the outstanding voting stock of the corporation issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.

Voting Rights

Except as indicated below, the holders of Series C Preferred Stock have no voting rights.

If and whenever either (i) cash dividends on any outstanding Series C Preferred Stock have not been paid in full for any monthly dividend period for any four consecutive or non-consecutive quarterly periods, whether or not earned or declared, or (ii) the Series C Preferred Stock is not listed on a national exchange for a period of at least 180 consecutive days after it becomes eligible for listing, the number of directors then constituting our board of directors will increase by two, and the holders of Series C Preferred Stock, voting together as a class with the holders of any other parity shares upon which like voting rights have been conferred (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of stockholders, or special meeting held in place thereof, or a special meeting of the holders of Series C Preferred Stock and such voting preferred shares called at the request of any holder of record of the Series C Preferred Stock or by a holder of such voting preferred shares and at each subsequent annual meeting of stockholders until all such dividends and all dividends for the current quarterly period on the Series C Preferred Stock and such other voting preferred shares have been paid or declared and paid or set aside for payment for two consecutive quarterly periods, or until the Series C Preferred Stock is again subject to a national market listing, as applicable. The term of office of all directors so elected will terminate with the termination of such voting rights.

The approval of two-thirds of the outstanding Series C Preferred Stock and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to: (i) amend our certificate of incorporation if such amendment materially and adversely affects the rights, preferences or voting power of the holders of the Series C Preferred Stock or the voting preferred shares; (ii) enter into a statutory share exchange that affects the Series C Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each share of Series C Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of the Series C Preferred Stock (except for changes that do not materially and adversely affect the holders of the Series C Preferred Stock); or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series C Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. The creation of a class of parity shares or an increase of the authorized number of Series C Preferred Stock shall require the approval of the majority of the outstanding Series C Preferred Stock. However, we may create additional classes of shares ranking junior to the Series C Preferred Stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of junior shares and issue additional shares of Series C Preferred Stock, series of parity shares and junior shares without the consent of any holder of Series C Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Series C Preferred Stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds shall have been deposited in trust to effect such redemption.

Except as provided above, the holders of Series C Preferred Stock are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our certificate of incorporation.

Conversion Rights

The shares of Series C Preferred Stock are not convertible into or exchangeable for any of our other property or securities except under certain circumstances upon a change of ownership or control transaction.

Upon the occurrence of a change of ownership or control, which we refer to as the Change of Control Date, each holder of shares of our Series C Preferred Stock will have the right, unless prior to the Change of Control Date we have provided notice of our election to redeem the shares of Series C Preferred Stock , as described above under the section entitled “Special Redemption upon Change of Ownership or Control,” to convert some or all of the shares of Series C Preferred Stock held by such holder on the Change of Control Date into a number of shares of our common stock, which we refer to as the Change of Control Conversion Right. The number of shares of common stock obtained upon such conversion would be equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) the $25.00 per share liquidation preference plus (y) the amount of any accumulated and unpaid dividends to, but not including, the change of control date (unless the change of control date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated and unpaid dividends will be included in such sum) by (B) the consideration per share of common stock paid in the change of ownership or control, and (ii) 27.9329, or the Share Cap.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a dividend payable in shares of our common stock, subdivisions or combinations, which we refer to as Stock Splits, with respect to shares of our common stock as follows: the adjusted Share Cap as the result of a Stock Split shall be the number of shares of common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Stock Split by (ii) a fraction, the numerator of which is the number of shares of common stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Stock Split.

In the case of a change of ownership or control pursuant to which shares of common stock shall be converted into cash, securities or other property or assets (including any combination thereof), which we refer to as Alternative Form Consideration, a holder of shares of Series C Preferred Stock shall receive upon conversion of such shares of Series C Preferred Stock the kind and amount of

Alternative Form Consideration which such holder of shares of Series C Preferred Stock would have owned or been entitled to receive upon the change of ownership or control had such holder of Series C Preferred Stock held a number of shares of our common stock equal to the consideration immediately prior to the effective time of the Change of Ownership or Control.

In the event that holders of shares of our common stock have the opportunity to elect the form of consideration to be received in the change of ownership or control, the consideration that the holders of shares of Series C Preferred Stock shall receive shall be in the form and proportion of the aggregate consideration elected by the holders of the shares of our common stock who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of shares of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the change of ownership or control.

No fractional shares of our common stock shall be issued upon the conversion of the Series C Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the price of shares of our common stock.

Within 15 days following the occurrence of a change of ownership or control, a notice of occurrence of the change of ownership or control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series C Preferred Stock at their addresses as they appear on our share transfer records and notice shall be provided to our transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series C Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the change of ownership or control; (ii) the date of the change of ownership or control; (iii) the last date on which the holders of shares of Series C Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the price per share of our common stock; (v) the Change of Control Conversion Date, which shall be a business day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, we have provided or will provide notice of our election to redeem all or any portion of the Series C Preferred Stock, the holder will not be able to convert shares of Series C Preferred Stock and such Series C Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Form Conversion Consideration entitled to be received per share of Series C Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of shares of Series C Preferred Stock must follow to exercise the Change of Control Conversion Right.

In order to exercise the Change of Control Conversion Right, a holder of shares of Series C Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates evidencing the shares of Series C Preferred Stock, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series C Preferred Stock to be converted; and (iii) that the shares of Series C Preferred Stock are to be converted pursuant to the applicable terms of the Series C Preferred Stock. Notwithstanding the foregoing, if the Series C Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company, or the DTC.

Holders of shares of Series C Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series C Preferred Stock; (ii) if certificated shares of Series C Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series C Preferred Stock; and (iii) the number of shares of Series C Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the Series C Preferred Stock is held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

Shares of Series C Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable conversion consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem such shares of Series C Preferred Stock. If we elect to redeem such Series C Preferred Stock that would otherwise be converted into the applicable conversion consideration on a Change of Control Conversion Date, such Series C Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid distributions thereon to, but not including, the redemption date.

In any event, we shall deliver the applicable conversion consideration no later than the third business day following the Change of Control Conversion Date.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series C Preferred Stock are outstanding, we will: (i) transmit by mail to all holders of Series C Preferred Stock, as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series C Preferred Stock. We will mail the reports to the holders of Series C Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Book-Entry Procedures

The Depository Trust Company & Clearing Corporation, which we refer to as DTC, will act as securities depositary for the Series C Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series C Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series C Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series C Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series C Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series C Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as “Direct Participants”, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NYSE Amex, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series C Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series C Preferred Stock on DTC’s records. You, as the actual owner of the Series C Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series C Preferred Stock is credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series C Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series C Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series C Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series C Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series C Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series C Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series C Preferred Stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series C Preferred Stock will be made directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series C Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series C Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series C Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series C Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series C Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named in this prospectus of up to (i) 181,786 shares of our Series C Preferred Stock, any shares of our common stock issuable upon the conversion of the Series C Preferred Stock as further described herein, (ii) 282,778 shares of common stock underlying common stock purchase warrants held by the selling stockholders, and (iii) 150,835 outstanding shares of common stock. All of the shares of Series C Preferred Stock offered hereby and the common stock purchase warrants and outstanding shares of common stock referred to above were originally issued to the selling shareholders in connection with a private placement exempt from the registration requirements of the Securities Act on September 19, 2013, as further described herein. As discussed further under “Prospectus Summary—Recent Developments—2013 Private Placement of Series C Preferred Stock and Warrants to Purchase Common Stock,” in connection with the private placement, we entered into a Registration Rights Agreement, dated September 19, 2013, by and among us and the selling stockholders, whereby we agreed, among other things, to file the registration statement of which this prospectus forms a part. In connection with the private placement, we further agreed to include the shares of common stock being offered by MLV & Co. LLC on the registration statement to which this prospectus forms a part. The selling shareholder may sell all, some or none of the shares covered by this prospectus. See “Plan of Distribution” beginning on page 74 of this prospectus.

The following table sets forth information about the number of shares of Series C Preferred Stock and common stock that may be offered from time to time by the selling stockholders under this prospectus. The selling stockholders identified below may currently hold or acquire at any time shares of Series C Preferred Stock or common stock in addition to those registered hereby. In addition, the selling shareholder identified below may sell, transfer or otherwise dispose of some or all of its shares of Series C Preferred Stock or common stock in transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of common stock that will be held by the selling shareholder upon completion or termination of this offering.

Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.

MLV & Co. LLC served as an underwriter in connection with our initial public offering of 425,000 shares of our Series C Preferred Stock that was conducted on a “best efforts” basis, served as a selling agent in connection with an at-the-market offering of up to $12,200,000 of our common stock and our Series C Preferred Stock, and served as placement agent with respect to the private placement of our Series C Preferred Stock and common stock purchase warrants that closed on September 19, 2013. To our knowledge, the selling stockholders do not otherwise have, or within the past three years, have not otherwise had, any position, office or other material relationship with us or any of our predecessors or affiliates.

We have prepared the table and the related notes based on information supplied to us by the selling stockholders on or prior to December 12, 2013. We have not sought to verify such information.

The selling stockholders are not a broker-dealers registered under Section 15 of the Exchange Act or affiliates of broker-dealers registered under Section 15 of the Exchange Act.

The following table sets forth information relating to the selling stockholders beneficial ownership of the shares:

Name of Selling Shareholder	Shares of Series C Preferred Stock Beneficially Owned Before this Offering	Shares of Common Stock Beneficially Owned Before this Offering	Shares of Series C Preferred Stock Offered in this Offering	Shares of Common Stock Offered in this Offering	Shares of Series C Preferred Stock Beneficially Owned After this Offering	Shares of Common Stock Beneficially Owned After this Offering	Percentage of Series C Preferred Stock Beneficially Owned After this Offering(1)	Percentage of Common Stock Beneficially Owned After this Offering(1)
Context Partners Fund, LP(2)	20,000	31,111	20,000	31,111	0	0	*	*
New Salem Investment Capital, LLC(3)	30,000	46,667	30,000	46,667	0	0	*	*
Forward Select Income Fund(4)	45,000	70,000	45,000	70,000	0	0	*	*
Forward Select Income Opportunity Fund(4)	20,000	31,111	20,000	31,111	0	0	*	*
Wells Fargo Advantage Global Dividend Opportunity Fund(5)	61,786	96,112	61,786	96,112	0	0	*	*
Focus Managed Accounts Fund Ltd.(6)	5,000	7,778	5,000	7,778	0	0	*	*
MLV & Co. LLC	0	150,835	0	150,835	0	0	*	*

*	Less than 1%.
(1)	The calculation is based upon 33,792,606 shares of common stock outstanding as of December 12, 2013.
(2)	The general partner of Context Partners Fund, LP is Context Capital Management LLC, and Michael S. Rosen and William D. Fertig are the managing members of Context Capital Management LLC.
(3)	The managing member of New Salem Investment Capital, LLC is New Salem Investment Management, LLC, of which James B. Curran, Sr. is the manager.
(4)	Joel S. Beam exercises control of the shares held of record by Forward Select Income Fund and Forward Select Income Opportunity Fund.
(5)	Timothy O’Brien exercises control of the shares held of record by Wells Fargo Advantage Global Dividend Opportunity Fund.
(6)	The investment advisor of Focus Managed Accounts Fund Ltd. is Context Capital Management LLC, and Michael S. Rosen and William D. Fertig are the managing members of Context Capital Management LLC.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of Series C Preferred Stock or common stock or interests in shares of Series C Preferred Stock or common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Series C Preferred Stock or common stock or interests in shares of Series C Preferred Stock or common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Series C Preferred Stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Series C Preferred Stock or common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of Series C Preferred Stock or common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Series C Preferred Stock or common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Series C Preferred Stock or common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Series C Preferred Stock or common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Series C Preferred Stock or common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Series C Preferred Stock or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Series C Preferred Stock or common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Series C Preferred Stock and the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Series C Preferred Stock and the common stock may not be sold unless registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus and certain tax matters have been passed upon for us by Fulbright & Jaworski LLP (a member of Norton Rose Fulbright), Dallas, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The audited consolidated financial statements appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the Series C Preferred Stock and common stock offered by the selling stockholders under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our Series C Preferred Stock and common stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. Any statement contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement is not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

In addition, we file annual, quarterly and special reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am and 3:00 pm. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s Public Reference Room.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Any information we file with the SEC is available on the SEC’s web site. We also maintain a web site at www.greenhunterresources.com, which provides additional information about us and through which you can also access our SEC filings free of charge. The information set forth on our web site is not part of this prospectus. In addition, you may read our SEC filings at the offices of the NYSE MKT, which is located at 20 Broad Street, New York, New York 10005.

GREENHUNTER RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,081,204	$1,765,642
Accounts receivable, net of allowance of $380,280 and $154,240, respectively	5,880,251	4,226,244
Related party accounts receivable, no allowance considered necessary	983,795	2,146,839
Inventory	82,300	—
Prepaid expenses and other current assets	914,338	318,807

Total current assets	8,941,888	8,457,532
FIXED ASSETS:
Land and improvements	1,549,059	1,596,232
Buildings	2,617,506	2,584,201
Water facilities, equipment, and other fixed assets	36,800,950	26,625,281
Biomass project, net of impairment of $15,873,013	2,000,000	2,000,000
Accumulated depreciation	(7,037,761)	(2,398,394)
Construction in progress – water projects	2,782,837	11,002,911

Net fixed assets	38,712,591	41,410,231
OTHER ASSETS:
Goodwill	—	2,976,527
Other non-current assets	10,936	10,936

Total assets	$47,665,415	$52,855,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of notes payable	$4,526,252	$4,053,749
Accounts payable and accrued liabilities	9,382,143	11,169,896
Accounts payable to a related party	293,978	1,738,387
Accounts payable related to biomass project	2,477,828	2,477,828
Deferred revenue – related party	—	65,925
Asset retirement obligation—current	100,100	100,100

Total current liabilities	16,780,301	19,605,885
NON-CURRENT LIABILITIES:
Notes payable, less current portion	8,811,231	9,317,003
Asset retirement obligation	906,865	822,286

Total liabilities	26,498,397	29,745,174
COMMITMENTS AND CONTINGENCIES (Notes 2 and 9)
STOCKHOLDERS’ EQUITY:
Series C preferred stock, $.001 par value, $25 stated value, 2,000,000 authorized shares, 2,000,000 and 1,561,144 issued and outstanding and liquidation preference of $50,000,000 and $39,028,600, at September 30, 2013 and December 31, 2012, respectively	40,516,323	32,825,967
Common stock, $.001 par value, 90,000,000 shares authorized, 33,792,606 and 33,120,483 issued and outstanding, respectively	33,792	33,120
Additional paid-in capital	118,679,099	116,832,776
Accumulated deficit	(138,062,181)	(126,355,883)
Treasury stock, at cost, 1 share	(15)	(15)
Unearned common stock in KSOP, at cost, -0- and 15,200 shares respectively	—	(225,913)

Total stockholders’ equity	21,167,018	23,110,052

Total liabilities and stockholders’ equity	$47,665,415	$52,855,226

See accompanying notes to the condensed consolidated financial statements

GREENHUNTER RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
REVENUES:
Water disposal revenue	$2,956,318	$2,396,745	$8,810,304	$4,747,771
Transportation revenue	5,647,387	2,087,993	14,082,506	5,408,380
MAG Tank revenue	1,650,000	—	1,650,000	—
Storage rental revenue and other	409,649	386,045	3,625,358	1,159,910

Total revenues	10,663,354	4,870,783	28,168,168	11,316,061

COST OF SERVICES PROVIDED:
Cost of goods and services provided	8,368,081	2,463,448	23,717,616	6,151,684
Depreciation and accretion expense	969,242	635,423	3,083,690	1,100,188
Loss on impairment of assets less insurance proceeds	(662,473)	—	1,249,444	—
Impairment of asset value, biomass project	—	12,873,013	—	12,873,013
Goodwill impairment	—	—	2,799,044	—
Stock based compensation	355,040	529,602	1,255,224	1,754,147
Selling, general and administrative	1,979,482	1,223,870	5,703,547	3,168,062

Total costs and expenses	11,009,372	17,725,356	37,808,565	25,047,094

OPERATING LOSS	(346,018)	(12,854,573)	(9,640,397)	(13,731,033)
OTHER INCOME (EXPENSE):
Interest and other income	131,291	—	133,471	—
Interest, amortization and other expense	(220,790)	(343,460)	(695,018)	(821,305)
Gain on sale of assets	64,741	—	1,839,608	—
Unrealized gain on convertible securities	—	23,857	—	23,857

Total other income (expense)	(24,758)	(319,603)	1,278,061	(797,448)

Net loss before taxes	(370,776)	(13,174,176)	(8,362,336)	(14,528,481)
Income tax expense	—	—	(6,676)	—

Net loss	(370,776)	(13,174,176)	(8,369,012)	(14,528,481)
Preferred stock dividends	(1,174,256)	(631,699)	(3,337,286)	(1,130,844)
Deemed dividend on Series A Preferred Stock conversion	—	923,565	—	923,565
Deemed dividend on Series B Preferred Stock conversion	—	(2,573,025)	—	(2,573,025)

Net loss to common stockholders	$(1,545,032)	$(15,455,335)	$(11,706,298)	$(17,308,785)

Weighted average shares outstanding, basic and diluted	33,574,173	29,561,614	33,493,046	28,243,394

Net loss per share, basic & diluted	$(0.05)	$(0.52)	$(0.35)	$(0.61)

See accompanying notes to the condensed consolidated financial statements

GREENHUNTER RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 1, 2013 TO SEPTEMBER 30, 2013

	Series C Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Unearned Shares in KSOP	Total Stockholders’ Equity
BALANCE, JANUARY 1, 2013	$32,825,967	$33,120	$116,832,776	$(126,355,883)	$(15)	$(225,913)	$23,110,052
Issued shares of Series C preferred stock and common stock for cash	7,690,356	222	339,796	—	—	—	8,030,374
Issued shares of common stock upon exercise of equity incentives	—	105	100,062	—	—	—	100,167
Issued warrants in connection with preferred stock offering	—	—	124,422	—	—	—	124,422
Dividends on Series C preferred stock	—	—	—	(3,337,286)	—	—	(3,337,286)
Share based payments	—	127	1,255,097	—	—	—	1,255,224
Shares issued to pay commissions on stock sales	—	150	174,819	—	—	—	174,969
Allocation of unearned shares in KSOP	—	—	(225,913)	—	—	225,913	—
Issued shares for KSOP	—	68	78,040	—	—	—	78,108
Net loss	—	—	—	(8,369,012)	—	—	(8,369,012)

BALANCE, SEPTEMBER 30, 2013	$40,516,323	$33,792	$118,679,099	$(138,062,181)	$(15)	$—	$21,167,018

See accompanying notes to the condensed consolidated financial statements

GREENHUNTER RESOURCES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	For the Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,369,012)	$(14,528,481)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and accretion expense	3,083,690	1,100,188
Impairment of biomass project	—	12,873,013
Impairment of asset value less insurance proceeds	1,249,444	—
Goodwill impairment	2,799,044	—
Gain on asset sale	(1,839,608)	—
Non-cash stock-based compensation	1,255,224	1,754,147
Amortization of deferred financing costs	—	250,259
Unrealized gain from change in fair value of convertible securities	—	(23,857)
Changes in operating assets and liabilities:
Accounts receivable	(1,817,754)	362,577
Related party accounts receivable	1,163,044	(61,520)
Inventory	(82,300)	—
Prepaid expenses and other current assets	(595,531)	(226,333)
Accounts payable and accrued liabilities	(2,952,190)	824,711

Net cash (used in) provided by operating activities	(6,105,949)	2,324,704

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(5,424,074)	(8,473,982)
Cash paid in acquisitions, net of cash received of $0 and $1.3 million during the nine month period ended September 30, 2013 and 2012, respectively	—	(3,549,310)
Proceeds from sale of assets	5,388,657	—

Net cash provided by (used in) investing activities	(35,417)	(12,023,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the issuance of equity securities	8,329,765	7,868,269
Proceeds from exercise of equity incentives	100,167	30,000
Proceeds from notes payable	3,325,979	6,842,018
Payment of notes payable	(2,961,697)	(3,010,980)
Preferred stock dividend paid	(3,337,286)	(608,360)
Payment of deferred financing costs	—	(8,019)

Net cash provided by financing activities	5,456,928	11,112,928

CHANGE IN CASH	(684,438)	1,414,340
CASH, beginning of period	1,765,642	84,823

CASH, end of period	$1,081,204	$1,499,163

Cash paid for interest	$659,000	$550,481

NON-CASH TRANSACTIONS:
Issued shares of Series C Preferred Stock upon redemption of Series B Debentures	$—	$5,663,075

Transfer accumulated preferred dividends to stated value	$—	$690,945

Issued shares of common stock for acquisitions	$—	$4,284,280

Issued shares of Series C Preferred Stock for acquisitions	$—	$3,100,000

Issued shares of common stock upon conversion of Series B Preferred Stock	$—	$9,802,000

Issued shares of Series C Preferred Stock upon exchange of Series A Preferred Stock	$—	$7,701,435

Issued treasury shares for payment of share based compensation	$—	$208,968

Issued shares of common stock as commission for sale of purchased stock	$174,969	$—

Issued warrants in connection with sale of preferred stock	$124,422	$—

KSOP shares	$78,108	$—

See accompanying notes to the condensed consolidated financial statements

GREENHUNTER RESOURCES, INC.

AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

In this quarterly report on Form 10-Q, the words “GreenHunter Resources”, “company”, “we”, “our” and “us” refer to GreenHunter Resources, Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The condensed consolidated balance sheet of GreenHunter Resources, Inc. and subsidiaries as of September 30, 2013, the condensed consolidated statements of operations for the three and nine months ended September 30, 2013 and 2012, the condensed consolidated statement of changes in stockholders’ equity for the nine months ended September 30, 2013, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2013 and 2012, are unaudited. The December 31, 2012 condensed consolidated balance sheet information is derived from audited financial statements. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position at September 30, 2013, and the results of operations for the three and nine months ended September 30, 2013 and 2012, changes in stockholders’ equity for the nine months ended September 30, 2013, and cash flows for the nine month periods ended September 30, 2013 and 2012.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. You should read these condensed consolidated financial statements in conjunction with the financial statements and notes thereto included in our December 31, 2012 Form 10-K. The results of operations for the three and nine month periods ended September 30, 2013 are not necessarily indicative of the operating results that will occur for the full year.

The accompanying condensed consolidated financial statements include the accounts of the company and our subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain items have been reclassified to conform with the current presentation.

Nature of Operations

Our business plan is to acquire businesses, develop projects, and operate assets involved in the clean water and fluids management business as it relates to the oil and gas industry in the unconventional oil and natural gas resource plays.

The accompanying consolidated financial statements include the accounts of GreenHunter Resources, Inc. and our wholly-owned subsidiaries, Hunter Disposal, LLC (“Hunter Disposal”), GreenHunter Water, LLC (“GreenHunter Water”), Hunter Hauling, LLC (“Hunter Hauling”), Eagle Ford Water Hunter Joint Venture (“Eagle Ford Water”), Little Muskingum Drilling, LLC (“Virco”), Virco Realty, Inc, (“Virco”), White Top Oilfield Construction, LLC (“White Top”), Black Water Services, LLC (“Black Water”), GreenHunter Mesquite Lake, LLC (“Mesquite Lake”) and GreenHunter Wind Energy, LLC (“Wind”). All significant intercompany transactions and balances have been eliminated.

Income or Loss Per Share

Basic income or loss per common share is net income or loss applicable to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is calculated in the same manner, but also considers the impact to net income or loss and common shares outstanding for the potential dilution from stock options, warrants, convertible debentures, preferred stock, and convertible promissory notes.

Shares of common stock underlying the following items were not included in dilutive weighted average shares outstanding for the nine month periods ended September 30, 2013 and 2012, as their effects would have been anti-dilutive.

	September 30,
	2013	2012
Stock options	12,823,146	10,850,916
Warrants	3,290,278	3,070,000
Convertible debentures	83,513	101,673
Convertible promissory notes	770,000	880,000

Total	16,966,937	14,902,589

Our Series C preferred stock is only convertible to common stock at the shareholders election upon a “change in control” of the Company. The potential dilutive effect of Series C preferred stock based on the closing price as of September 30, 2013 would be 44,247,788 common shares.

Impairment of Asset Value

Rhodes Disposal Facility

In April 2013, lightning struck property and equipment located at the Company’s Rhodes salt water disposal well site located in Canadian County, Oklahoma, resulting in an impairment of $1.9 million, which was calculated using estimates to arrive at the fair value of the property and equipment subsequent to the loss. During the third quarter of 2013, the Company received insurance proceeds of $663,569 due to this loss which was recorded as a reduction of the impairment reducing the impairment to $1.2 million.

Fixed Assets

On June 10, 2013, the Company’s wholly-owned subsidiary, GreenHunter Water, LLC closed on the sale of a saltwater disposal well and associated equipment located in South Texas, pursuant to an Asset Purchase Agreement with Sable Environmental SWD 4, LLC, for which the Company received $5.2 million, resulting in a gain on sale of assets of $2.3 million. On June 30, 2013, the Company wrote off certain assets acquired as part of the White Top and Black Water acquisition that were repossessed as partial consideration for loans the Company had assumed as part of the White Top and Black Water acquisition, and subsequently defaulted on. Also on June 30, 2013, the Company wrote off certain assets that were not in the possession of the Company, and has taken legal action in an attempt to reacquire the assets. These items resulted in a loss on sale of assets of approximately $397 thousand. See Note 9 – Commitments and Contingencies, for additional information. The total net gain of $1.8 million is presented on the income statement as gain on sale of assets.

The following is a schedule of our fixed assets as of September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Land and improvements	$1,549,059	$1,596,232
Buildings	2,617,506	2,584,201
Water facilities equipment and other fixed assets
Water disposal and handling facilities	25,332,614	15,981,366
Water disposal and handling facilities not yet in service	2,782,837	11,002,911
Transportation equipment	8,445,943	8,246,376
Movable storage equipment	2,116,811	1,663,646
Furniture, fixtures & other	905,582	733,893

Total plant, equipment and other	43,750,352	41,808,625

Biomass project, net of impairment (in 2012)	2,000,000	2,000,000

Total fixed assets	45,750,352	43,808,625
Less: Accumulated depreciation	(7,037,761)	(2,398,394)

Net fixed assets	$38,712,591	$41,410,231

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. The Company made an acquisition as of December 31, 2012 that resulted in the recognition of goodwill. The carrying value of goodwill at March 31, 2013 was fully impaired due to the elimination of operating segments of White Top and Black Water. Goodwill is not amortized. Instead, authoritative guidance requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments are required to estimate the fair value of a reporting unit including estimating future cash flows, determining appropriate discount rates and other assumptions. The Company typically performs this impairment analysis annually during the fourth quarter of each fiscal year. The Company adopted Accounting Standards Update (ASU) No. 2011- 08, Intangibles-Goodwill and Other (Topic 350) which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the more quantitative two-step impairment test.

On May 17, 2013, the Company discontinued certain portions of operations of White Top and Black Water, resulting in increased uncertainties regarding the timing and nature of a recovery of capital expenditures. Taking these factors into account, the Company reassessed its financial outlook of, and consequently reevaluated the recoverability of goodwill associated with these acquisitions. The Company performed the two-step impairment test and concluded that the fair value of goodwill was substantially lower than the carrying value of goodwill associated with the acquisition. Accordingly, during the first quarter of fiscal 2013, the Company recorded an impairment charge of $2.8 million.

Inventory

In April 2013, the Company began sales of its first MAG Tank™, which has been used as a fresh or brine water holding impoundment at a multi-well Utica Shale drill pad located in southeastern Ohio. GreenHunter’s next generation modular above ground MAG Tank design was engineered to accommodate heavy fluids in addition to fresh water. The proprietary and patent-pending design uses standardized steel modular trapezoidal MAG Panels™ that are capable of supporting fluid weight independent of other panels together with a reusable impermeable liner.

Inventory is stated at the lower of cost or market. We impair the carrying value of our inventory for discontinued, obsolete, excess and damaged inventory. This impairment is equal to the difference between the cost of inventory and its estimated market value based upon assumptions of future demand, targeted inventory turn rates, management strategy and market conditions. If actual market conditions are less favorable than those projected by management or management strategy changes, additional inventory impairments may be required and, in the event of a major change in strategy or downturn in market conditions, such impairments could be significant.

Fair Value of Financial Instruments

At September 30, 2013 and December 31, 2012, the carrying value of cash and cash equivalents, receivables, and accounts payable approximate their respective fair values due to the short-term nature of these instruments. Based on borrowing rates, which management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and other market factors, the carrying value of the Company’s debt obligations approximate their fair value.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available at the date of the financial statements. Therefore, actual results could differ materially from those estimates. Significant estimates include the allocation of purchase price to assets and liabilities acquired, allowance for doubtful accounts receivable, asset retirement obligations, fair value of stock-based compensation, contingent liabilities and the assessment of assets for impairment.

NOTE 2. CURRENT PLAN OF OPERATIONS AND ABILITY TO OPERATE AS A GOING CONCERN

As of September 30, 2013, we had a working capital deficit of $7.8 million which includes $2.5 million related to earlier construction activities at our Mesquite Lake Biomass Plant that are non-recourse to the parent company, GreenHunter Resources, Inc.

We have continued to experience losses from ongoing operations but at a much reduced level. This raises substantial doubt about our ability to continue as a going concern. We received a number of capital advances in 2011 and 2012 from our Chairman in exchange for promissory notes, all of which have been repaid through September 30, 2013. We have a letter of guarantee from the Chairman of the Company for up to $2.0 million of credit support if needed to fund future operations which expires on December 31, 2013. On December 12, 2013, we borrowed $1.5 million pursuant to this letter (unsecured) at 13% per annum (simple interest). It must be repaid on March 1, 2014 (subject to a 30 day extension at the Company’s option). Additionally, we believe that it is probable that we will not be in compliance with certain existing covenants contained in our secured debt agreements as of December 31, 2013. Should we not be in compliance with these covenants at year end, we will likely need to obtain the necessary waivers from the specific lender(s) prior to year end. Senior management has already initiated these discussions.

On September 19, 2013, the Company sold in a private placement 181,786 units consisting of an aggregate of 181,786 shares of Series C preferred stock and 282,778 common stock warrants. The net cash proceeds received upon issuance of these securities were approximately $3.2 million. The Company issued 150,835 shares of common stock as compensation for services rendered in connection with the transaction to the placement agent.

The Company’s wholly-owned subsidiary, GreenHunter Water, LLC is also in negotiations with various parties regarding the potential sale of up to three separate salt water disposal wells and associated equipment located in South Texas.

We have begun to generate significant revenues from our water management activities. Execution of our business plan for the next twelve months requires the ability to generate cash to satisfy planned operating requirements. We expect the revenue generated from our water management activities, which includes the combination of White Top and Black Water acquisitions, the Hunter Disposal acquisition, the Blue Water acquisition, the Virco acquisition, our South Texas Water Joint Venture and other capital projects in Appalachia, South Texas and other regions, letter of guarantee, credit support and proceeds expected from an unsecured credit facility (Note 10), being sufficient to meet all of our anticipated operating obligations for the next twelve months. Planned capital expenditures are largely dependent on the Company’s ability to secure additional capital. As a result, we are in the process of seeking additional capital through a number of different alternatives, and particularly with respect to procuring working capital sufficient for the further development of our water management projects so that we can begin to generate positive cash flow to sustain operations. We continue to pursue numerous opportunities in the water resource and fluids management business as it specifically relates to the oil and gas industry in the unconventional resource plays.

There can be no assurance that we will be successful in generating sufficient cash flows to fund our planned development activities related to our water resource and fluids management business, or that the operations of our water resource and fluids management business will generate sufficient cash flows to fund our ongoing operations subsequent to its development. If we are unsuccessful in raising sufficient capital to fund the development of our water resource and fluids management business, or if our water resource and fluids management business fails to generate sufficient cash flows to fund our ongoing operating cash flow needs subsequent to its development, we will be required to seek alternative financing, sell our assets, or any combination thereof. Further, considering our financial condition, we may be forced to accept financing or sell assets at terms less favorable than would otherwise be available.

The Company’s operating and investing cash flow plans are dependent on closing the credit facility. In the event we are unsuccessful in closing the facility, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business.

NOTE 3. ACQUISITIONS AND DIVESTITURES

Hunter Disposal

On February 17, 2012, the Company, through its wholly owned subsidiary, GreenHunter Water, closed on the acquisition of 100% of the equity ownership interest of Hunter Disposal, LLC, a wholly-owned subsidiary of Magnum Hunter Resources Corporation. The terms and conditions of the equity purchase agreement between the parties were approved by an independent special committee of the Board of Directors for each company. The total consideration for this acquisition was approximately $9.9 million. The consideration paid consisted of approximately $2.2 million in cash, $3.3 million in common stock, $2.2 million in Series C Preferred Stock and a $2.2 million convertible promissory note due to the seller. In connection with the sale, Triad Hunter, LLC, a wholly owned subsidiary of Magnum Hunter Resources Corporation, entered into agreements with Hunter Disposal and GreenHunter Water for wastewater hauling and disposal capacity in the states of Kentucky, Ohio and West Virginia and a five-year frac tank rental agreement with GreenHunter Water.

Helena Disposal Well

On June 10, 2013, the Company’s wholly owned subsidiary, GreenHunter Water, LLC closed on the sale of a saltwater disposal well and associated equipment located in South Texas, pursuant to an Asset Purchase Agreement with Sable Environmental SWD 4, LLC, for which the Company received $5.2 million, resulting in a gain of $2.3 million.

Wheeling Barge Facility

On March 13, 2013, the Company acquired a 10.8 acre barging terminal facility located in Wheeling, West Virginia, for $750,000 through a new 10.5 year variable-rate loan facility with a bank that also included an additional $350,000 of borrowing capacity, for construction and refurbishment purposes. The $350 thousand borrowing capacity was fully utilized at September 30, 2013. The variable interest rate is based on the prime rate of the 10 largest U.S. banks.

Virco

On November 2, 2012, we acquired two water disposal wells, land, buildings and equipment from two entities, Little Muskingum Drilling, LLC, and Virco Realty, Inc., (collectively “Virco”) for $300,000 in cash and 91,425 shares of our Series C Preferred Stock having a fair value of $1,970,209 on the acquisition date. The shares of Series C Preferred Stock were issued to a small group of former shareholders of Virco.

The following table summarizes the purchase price and the final valuation of the net assets acquired at the date of acquisition:

Fair value of consideration transferred:
Cash paid	$300,000
91,425 shares of Series C Preferred Stock (stated value of $25 per share) at the $21.55 per share closing price on November 2, 2012	1,970,209

Total	$2,270,209

Amounts recognized for assets acquired and liabilities assumed:
Cash	$41,599
Accounts receivable	223,247
Accounts payable	(4,960)
Disposal wells	778,953
Trucks and equipment	131,580
Land and buildings	1,400,000
Asset retirement obligation	(300,210)

Total	$2,270,209

White Top and Black Water

On December 31, 2012, we completed an acquisition of two oilfield water service and construction companies that provide services to oil and natural gas producers in the Eagle Ford Shale. The two entities, White Top Oilfield Construction, LLC (“White Top”) and Black Water Services, LLC (“Black Water”), with common management, had been providing services since 2008 to operators active in the Eagle Ford Shale play of South Texas. Combined assets included vacuum water trucks, dump trucks, drilling rig wash trailers and heavy equipment. Located in Louise, Wharton County, Texas, White Top and Black Water previously serviced E&P operators predominantly concentrated in the Texas counties of Gonzales, Karnes and DeWitt.

Pursuant to the terms of the acquisition agreements, the companies were acquired for an aggregate $1,200,000 cash, 41,000 shares of the Company’s Series C preferred stock and 589,657 shares of the Company’s common stock. The shares of Series C preferred stock and common stock were issued to a small group of former shareholders of White Top and Black Water. The shares of Series C preferred stock are not convertible into or exchangeable for any of the Company’s other property or securities except that the shares of Series C preferred stock are convertible into shares of the Company’s common stock under certain circumstances in connection with a change of ownership or control transaction. $450,050 of the cash price was paid on December 31, 2012 and the balance of the cash price, $750,000, was paid in January 2013. As of the date of this report, none of these shares of common stock or preferred stock issued to the former shareholders of White Top and Black Water have been sold. The Company has placed a stop order with the Company’s transfer agent preventing any transfer of shares. The Company has initiated litigation in Dallas County against these individuals which include the former shareholders of White Top and Black Water to fully recover the equity consideration issued to them under the terms of the acquisition agreements.

The acquisition of White Top and Black Water was accounted for using the acquisition method of accounting, which requires the net assets acquired to be recorded at their fair values. All valuations of assets and liabilities assumed are preliminary and subject to further review and adjustment. The following table summarizes the preliminary purchase price and the preliminary estimate of the fair values of the net assets acquired at the date of acquisition, as updated through June 30, 2013:

Fair value of consideration transferred:
Cash paid at closing December 31, 2012	$450,050
Cash paid in January 2013	750,000
589,657 shares of common stock issued at $1.62 per share	955,244
41,000 shares of Series C preferred stock, stated value of $25 per share, issued at $19.20 per share	787,200

Total	$2,942,494

Amounts recognized for assets acquired and liabilities assumed:
Working capital	$809,750
Land	70,760
Field equipment	2,333,181
Goodwill	2,799,044
Debt assumed	(3,070,241)

Total	$2,942,494

Working capital acquired (assumed):
Cash	$3,785
Accounts receivable	2,460,792
Accounts payable & accrued expenses	(1,654,827)

Total working capital acquired	$809,750

On March 31, 2013, we recorded a change in estimate of the liabilities assumed during the White Top and Black Water acquisitions. As a result of our analysis, we decreased our estimate of debt assumed by approximately $208 thousand.

On May 17, 2013, the Company discontinued certain portions of the operations of White Top and Black Water, resulting in increased uncertainties regarding the timing and nature of a recovery of capital expenditures. Taking these factors into account, the Company reassessed its financial outlook of, and consequently reevaluated the recoverability of goodwill associated with these acquisitions. The Company performed the two-step impairment test and concluded that the fair value of goodwill was substantially lower than the carrying value of goodwill associated with the acquisition. Accordingly, during the first quarter of fiscal 2013, the Company recorded an impairment charge of $2.8 million.

On June 30, 2013, the Company wrote-off certain assets acquired as part of the White Top and Black Water acquisition that were repossessed as partial consideration for loans the Company assumed as part of the White Top and Black Water acquisition, and which were defaulted on by White Top and Black Water. Also on June 30, 2013, the Company wrote-off certain assets that were not in the possession of the Company, and has taken legal course to reacquire the assets. These items resulted in a total loss on sale of assets of approximately $397 thousand at September 30, 2013. See Note 9 – Commitments and Contingencies, for additional information.

The following unaudited summary, prepared on a pro forma basis, presents the results of operations for the three and nine months ended September 30, 2012, as if the acquisitions of Hunter Disposal, White Top, Black Water and Virco, along with transactions necessary to finance the acquisitions, had occurred January 1, 2012. The unaudited pro forma information includes the effects of adjustments for interest expense, dividends and depreciation expense. The unaudited pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

	For the Three Months Ended September 30, 2012	For the Nine Months Ended September 30, 2012
Total operating revenue	$8,480,783	$24,584,024
Total operating costs and expenses	21,247,312	37,764,943

Operating loss	(12,766,529)	(13,180,919)
Interest expense and other	(327,682)	(849,668)

Net loss before taxes	(13,094,211)	(14,030,587)
Income tax expense	—	—

Net loss	(13,094,211)	(14,030,587)

Dividends on preferred stock	(2,363,925)	(3,057,323)

Net loss attributable to common stock holders	$(15,458,136)	$(17,087,910)

Net loss per share, basic & diluted	$(0.51)	$(0.59)

NOTE 4. NOTES PAYABLE

Notes Payable at September 30, 2013 and December 31, 2012, consisted of the following:

	September 30, 2013	December 31, 2012
Notes payable for insurance premiums due in monthly installments through April, 2014, weighted average 6.73% fixed rate	$443,556	$127,090
9% Series B Senior Secured Redeemable Debentures due on various dates ranging from September 30, 2013 to February 28, 2014	90,000	90,000
Note payable collateralized by building due in monthly installments with a balloon payment at November 30, 2017, 5.7% variable rate	1,368,958	1,415,582
Notes payable collateralized by equipment due in monthly installments through December 9, 2014 to August 25, 2018, various rates described below	5,075,101	5,140,056
Note payable collateralized by real estate due in monthly installments through December 28, 2032, 4.25% variable rate	1,093,092	1,120,000
10% convertible promissory note to a related party due in quarterly installments commencing May 17, 2013 due February 17, 2017, 10% fixed rate	1,925,000	2,200,000
Promissory notes assumed in acquisition secured by accounts receivable, inventory and equipment due on demand on, maturing January 25, 2013 and February 10, 2013, 7% fixed rate, which are now in default, accruing at 18%	910,215	942,774
Note payable collateralized by building due in monthly installments maturing January 13, 2022, 15.49% fixed rate	—	30,217
Note payable collateralized by real estate due in monthly installments maturing September 1, 2026, 6% variable rate	43,525	45,419
Note payable assumed in acquisition collateralized by equipment due in monthly installments maturing January 20, 2013 to November 2, 2017, rates ranging from 4.99% to 12.93%	270,674	501,723
Note payable assumed in acquisition collateralized by equipment due in monthly capital lease installments maturing September 14, 2014 to January 11, 2017, rates ranging from 11.23% to 12.08%	1,017,412	1,528,198
Note payable assumed in acquisition due to a factoring company as part of an accounts receivable factoring arrangement, effective interest rate of 20.4%	—	229,693
Note payable collateralized by property and equipment due in monthly installments maturing September 13, 2023, 3.25%, variable rate	1,099,950	—

	13,337,483	13,370,752

Less: current portion	(4,526,252)	(4,053,749)

Total Long-Term Debt	$8,811,231	$9,317,003

The following table presents the approximate annual contractual maturities of debt based on the calendar year as of September 30, 2013:

Remaining in 2013	$2,048,964
2014	3,233,784
2015	2,139,349
2016	1,984,111
2017	2,148,144
Thereafter	1,783,131

$13,337,483

Debt Covenants

The terms of the Company’s obligations collateralized by certain equipment and real estate, require the Company to comply, on an annual basis, with specific financial covenants, including a debt service coverage ratio. The Company is required to maintain a ratio of debt service coverage equal to or in excess of 1.30 to 1.00, and is calculated as the ratio of consolidated EBITDA to required principal and interest payments on all indebtedness, as defined in the credit agreement. The Company has determined that it is probable that it will not be in compliance with this covenant at December 31, 2013. The Company is seeking to obtain waivers from the lender should it not be in compliance with the above ratio on that date. Senior management has already initiated these discussions with the financial institution that has this requirement.

Notes Payable

On March 13, 2013, we entered into a note payable with a bank in the amount of $750 thousand, collateralized by property and equipment, which included an additional $350 thousand of borrowing capacity, for construction and refurbishment purposes. The note has a variable interest rate based on the prime rate of the 10 largest U.S. banks, monthly interest and principal payments of $11 thousand, and matures on September 13, 2023. The $350 thousand borrowing capacity was fully utilized at September 30, 2013.

On July 25, 2013 we entered into a notes payable with a bank in the amount of $1.065 million for the purchase of water hauling trucks. The note has a variable interest rate of 1 month LIBOR plus 4%, currently 4.25% with interest in principle payments of $19 thousand and matures on August 25, 2018.

9% Series B Senior Secured Redeemable Debentures

The Company had not paid interest on the Series B debentures for the period March 2011 through September 2013. Therefore, we were technically in default on our Series B Debentures at September 30, 2013, and December 31, 2012. Upon an event of default, the debentures become due and payable upon demand, so we have classified the debentures as a current liability as of September 30, 2013, and December 31, 2012. These debentures are secured by GreenHunter Resources’ interest in GreenHunter Mesquite Lake, LLC, and are otherwise non-recourse to the parent company, GreenHunter Resources. As of September 30, 2013, there is a principal balance of $90 thousand outstanding under the Series B debentures.

Note Payable to Related Party

During the nine months ended September 30, 2013, the Company did not borrow under a letter of guarantee from the Company’s Chairman. As of September 30, 2013, there is $2.0 million available under this facility. Should the Company borrow any available amounts, they will carry an interest rate of 14% per annum which is convertible to common stock at the Chairman’s option. This letter of guarantee has been extended through December 31, 2013.

Convertible Promissory Note Payable to Related Party

On February 17, 2012, the Company entered into a 10% convertible promissory note for $2.2 million payable to Triad Hunter as partial consideration in the Hunter Disposal acquisition. Terms of payment under the note are interest only due quarterly from May 17, 2012 to February 17, 2013. Thereafter, beginning May 17, 2013 and continuing quarterly until February 17, 2017, the payments due include principal payments of $137,500 per quarter. Interest expense related to this note was $165 thousand for the nine months ended September 30, 2013. The balance owed on the note was $1.9 million at September 30, 2013. The promissory note matures on February 17, 2017 and is convertible at any time by the holder into shares of common stock of the Company at a conversion price of $2.50 per share. See Note 3–Acquisitions and Divestitures, for additional information.

Black Water and White Top Notes Payable

Certain notes were assumed by the Company as part of the White Top and Black Water acquisition. See Note 3–Acquisitions and Divestitures, for additional information.

NOTE 5. STOCKHOLDERS’ EQUITY

The following table reflects changes in shares of our outstanding preferred stock, common stock, treasury stock and warrants during the periods reflected in our financial statements:

	Preferred Stock	Common Stock	Treasury Stock	KSOP	Warrants
December 31, 2012	1,561,144	33,120,483	1	15,200	3,020,000
Issued shares of Series C preferred stock in public offering	265,436	—	—	—	—
Issued shares of common stock upon exercise of warrants	—	12,500	—	—	(12,500)
Issued shares of common stock upon exercise of stock options	—	100,000	—	—	—
Issued shares of common stock in public offering	—	221,946	—	—	—
Issued shares of common stock for Share based payments	—	150,835	—	—	—
Issued shares of common stock for Stock Compensation	—	118,922	—	—	—
Issued shares of Series C Preferred stock in private placement	181,786	—	—	—	282,778
Issued shares to KSOP	—	67,920	—	—	—
Adjustment of Series C Shares	(8,366)	—	—	—	—
Allocation of unearned shares in KSOP	—	—	—	(15,200)	—

September 30, 2013	2,000,000	33,792,606	1	—	3,290,278

Preferred Stock

The Company currently reflects 2,008,366 shares of 10% Series C Cumulative Preferred Stock on its books. The Company has authorized 2,000,000 shares of its 10% Series C Cumulative Preferred Stock in its certificate of designations for such preferred stock. The balance of 8,366 shares refers to shares that the Company has not yet issued because of i) claims the Company has against such holders for breaches of various agreements which the Company is currently pursuing legal action to recover and ii) outstanding conversion applications from Series B Debentures to Series C Preferred Stock at the time of the report.

The Company has authorized a total of 10,000,000 shares for five classes of Preferred Stock, which includes an authorization limit of 2,000,000 shares of our Series C Preferred Stock. Series A Preferred Stock has been fully converted to Series C Preferred Stock, Series B Preferred Stock has been fully converted to common stock, Series D and Series E Preferred Stock have not been issued as of September 30, 2013. The Series C Preferred Stock has been fully issued as of September 30, 2013 at the stated value of $25.00 per share. The Company has obtained common shareholder approval to increase the authorization limit on the Series C Preferred Stock to 8,000,000 shares. However, the approval of a majority of the shareholders of the Series C Preferred Stock is also required before the limit can be increased, which the Company has not yet obtained. The Series C Preferred Stock pays a dividend at 10% per annum. If it is ever redeemed, a deemed dividend of the variance between the stated value and the carrying value will be recognized upon redemption.

During the nine months ended September 30, 2013, the Company issued the remaining common stock and Series C preferred stock under its current registration statement. The net cash proceeds received upon issuance of these securities were approximately $8.0 million for the issuance of 221,946 shares of common stock and 447,222 shares of Series C preferred stock through our At-The-Market (“ATM”) facility.

On September 19, 2013, the Company sold in a private placement, 181,786 units consisting of an aggregate of 181,786 shares of Series C preferred stock and 282,778 common stock warrants. The net cash proceeds received upon issuance of these securities were approximately $3.2 million. The Company issued 150,835 shares of common stock as compensation for services rendered in connection with the transaction to the placement agent. As part of the agreement with the purchasers of the securities, the Company agreed to register the shares within 90 days of September 19, 2013. The Company plans to take appropriate action to have the shares registered within the allotted time 90 day time period.

Common Stock and Common Stock Warrants

On September 19, 2013, the Company sold in a private placement, 181,786 units consisting of an aggregate of 181,786 shares of Series C preferred stock and 282,778 common stock warrants. These warrants were issued at an exercise price of $2.25 with five year terms. The warrants were valued at $124 thousand using the Black-Scholes option pricing model.

The Company issued 150,835 shares of common stock as compensation for services rendered in connection with a transaction to a placement agent. As part of the agreement with the placement agent, the Company agreed to register the shares within 90 days of September 19, 2013. The Company plans to take appropriate action to have the shares registered within the allotted time 90 day time period.

During the nine months ended September 30, 2013, the Company issued 12,500 shares of common stock upon exercise of 12,500 of our $1.50 warrants.

During the nine months ended September 30, 2013, none of our common stock warrants have expired.

NOTE 6. SHARE-BASED COMPENSATION

The Company issued 150,835 shares of common stock as compensation for services rendered in connection with a transaction to a placement agent. As part of the agreement with the placement agent, the Company agreed to register the shares within 90 days of September 19, 2013. The Company plans to take appropriate action to have the shares registered within the allotted time 90 day time period.

On June 14, 2013, the Company made a discretionary match to its employees with the Company’s KSOP plan. An additional 67,920 shares of stock were issued to the KSOP plan due to this match.

On June 14, 2013, the Board of Directors approved the granting of 1,290,000 options of the Company’s common stock to employees under the 2013 Long-Term Incentive Plan. The options have a ten year life and an exercisable price of $1.15 per share and vest in an equal amount over a three year period beginning one year from the date of grant.

On February 1, 2013, the Board of Directors approved the Company’s 2013 Long-Term Incentive Compensation Plan. This Plan provides for equity incentives to be granted to employees, officers or directors of the Company as well as key advisors or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares on the date of grant, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. A maximum of 7,000,000 shares of Common Stock were authorized for issuance under the Incentive Plan. This Plan received stockholder approval at a Special Meeting of Stockholders which occurred on May 8, 2013. As of September 30, 2013, there are 5,582,745 remaining shares of Common Stock authorized for issuance under the 2013 Long-Term Incentive Plan.

On February 1, 2013, the Board of Directors approved the granting of 978,050 options of the Company’s common stock to employees under the 2010 Long-Term Incentive Compensation Plan. The options have a ten year life and an exercise price of $1.74 per share and vest in an equal amount over a three year period beginning one year from the date of grant.

On January 8, 2013, Ms. Julie Silcock was appointed to the Board of Directors of the Company, replacing Mr. Ronald D. Ormand, who resigned on that date. As compensation for joining the Board of Directors, Ms. Silcock was granted 100,000 options of the Company’s common stock. The options are exercisable through January 8, 2023 at an exercise price of $1.53 per share, and vest in three equal tranches annually beginning January 8, 2014. The options were granted under the Company’s 2010 Long-Term Incentive Compensation Plan.

In September 2010, the Company adopted its 2010 Long-Term Incentive Compensation Plan (the “Incentive Plan”), which provides for equity incentives to be granted to employees, officers or directors of the Company, as well as key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares on the date of grant, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. As of September 30, 2013, there are no remaining shares of Common Stock authorized for issuance under the Incentive Plan.

We recorded share-based compensation expense of $1.3 million and $1.8 million during the nine months ended September 30, 2013 and 2012, respectively.

Common Stock Options

As of September 30, 2013, there was $2.0 million of total unrecognized compensation cost related to unvested shares associated with stock options which will be recognized over a weighted-average period of 2.27 years. We recognize compensation expense for our stock options on a straight-line basis over their vesting term. We are required to issue new shares of common stock upon the exercise of the stock options by such holder(s).

We estimated the fair value of each stock based grant using the Black-Scholes option pricing method for service and performance based options, and the Lattice Model for market based awards. The weighted average values for options issued for the nine months ended September 30, 2013 are as follows:

Number of options issued	2,368,050
Weighted average stock price	$1.41
Weighted average exercise price	$1.41
Weighted average expected life of options(a)	6.00
Weighted average expected volatility (b)	66.89%
Weighted average risk-free interest rate	1.24%
Expected annual dividend per share	—
Weighted average fair value of each option	$0.85

(a)	Based on our expectation of when the options will be exercised. The options have a life of ten years.
(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar energy businesses. This also approximates the Company’s recent historical volatility.

The following is a summary of stock option activity during the nine months ended September 30, 2013.

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value* ($000’s)
Outstanding—Beginning of Period	10,827,165	$4.71	$—
Granted	2,368,050	$1.41	—
Exercised	(100,000)	$0.97	—
Cancelled	(272,069)	$1.54	—

Outstanding—End of Period	12,823,146	$4.20	$—

Exercisable—End of Period	8,606,560	$5.57	$—

*	The Aggregate Intrinsic Value was calculated using the September 30, 2013 closing stock price of $1.13.

The following is a summary of stock options outstanding at September 30, 2013:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Exercisable Options
0.90	1,999,999	7.77	1,356,665
1.15	1,255,000	9.96	—
1.41	200,000	6.45	100,000
1.53	100,000	9.53	—
1.65	1,898,165	8.63	665,564
1.74	845,650	9.60	—
1.79	50,000	8.64	10,000
1.96	1,723,666	6.16	1,723,666
5.00	3,247,000	3.88	3,247,000
7.50	33,333	4.26	33,333
10.00	243,333	4.41	243,333
10.12	1,666	5.28	1,666
12.00	6,500	4.49	6,500
13.66	3,000	5.01	3,000
17.76	40,000	4.62	40,000
18.00	16,667	4.70	16,667
18.91	1,099,167	4.63	1,099,166
19.75	13,333	4.80	13,333
20.64	25,000	4.94	25,000
22.75	21,667	4.87	21,667

	12,823,146		8,606,560

NOTE 7. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2013, we earned storage rental revenue for providing water storage tanks and equipment for lease to Shale Hunter, LLC, Eagle Ford Hunter, LLC and Triad Hunter, LLC, all wholly owned subsidiaries of Magnum Hunter Resources Corporation, an entity for which Gary C. Evans, our Chairman is an officer and significant shareholder. We also provided water disposal and transport services for Shale Hunter and Triad Hunter during the nine months ended September 30, 2013. Revenue from Eagle Ford Hunter, prior to its sale to an unaffiliated entity in April of 2013, was -0- and $978 thousand for the three and nine months ended September 30, 2013. Revenue from the currently affiliated companies totaled $805 thousand and $1.2 million for the three and nine months ended September 30, 2013. Revenue for the three related parties was $663 thousand and $1.9 million for the three and nine months ended September 30, 2012. Accounts receivable related to that revenue totaled $933 thousand as of September 30, 2013.

We obtained accounting services from Magnum Hunter Resources Corporation for a fee of $25 thousand and $75 thousand for the three and nine months ended September 30, 2012, and none for the same period in 2013. We also paid for air travel services from a company owned by Mr. Evans of $87 thousand and $141 thousand for the three and nine months ended September 30, 2013.

NOTE 8. SEGMENT DATA

We currently have two reportable segments: Water Management, and Biomass. Each of our segments is a strategic business that offers different products and services. They are managed separately because each business unit requires different technology, marketing strategies and personnel. Our Biomass segment is still in development stages with no significant operations.

Our Water Management segment is currently in operation and has a number of projects under development.

In previous years, we reported a Wind Energy segment. We no longer have this segment since we sold our last wind project and received final payment in 2012. We recorded a gain from sale of discontinued operations of $2.9 million in 2012.

On May 14, 2007, we acquired an inactive 18.5 megawatt (“MW”) (nameplate capacity) biomass plant located in Southern California. The plant is owned by our wholly-owned subsidiary, GreenHunter Mesquite Lake, Inc. (“Mesquite Lake”), which was formed for the purpose of operating and owning assets which convert waste material to electricity. We began refurbishing this bio-mass plant during July 2008, but ceased work during the fourth quarter of 2008 when we were informed that certain required permits at the facility were not in place. On August 19, 2009, we entered into a power purchase agreement with a major public utility based in Southern California. During 2012, the Company determined that it had insufficient resources available to it to sufficiently develop the Mesquite Lake Biomass Project so that power could be delivered under the power purchase agreement it had secured as the predominant revenue stream for the project before it expired on March 31, 2013. As a result, management believed the carrying value of this asset was greater than the value that might be realized by the development or sale of the asset. The Company believes the fair value of the asset without a viable power purchase agreement should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million. The Company recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012. We recorded no impairments during the nine months ended September 30, 2013 related to the Mesquite Lake Biomass Project.

Our Biomass segment is designed to produce energy from organic matter available at or near the plant sites.

The accounting policies for our segments are the same as those described in our Form 10-K for the year ended December 31, 2012. There are no intersegment revenues or expenses.

Segment data for the three and nine month periods ended September 30, 2013 and 2012 are as follows:

	For the Three Months Ended September 30, 2013
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$—	$10,663,354	$—	$10,663,354
Cost of services provided	—	8,368,081	—	8,368,081
Depreciation and accretion expense	27,790	941,452	—	969,242
Impairment of asset value	—	(662,473)	—	(662,473)
Goodwill impairment	—	—	—	—
Selling, general and administrative	957,082	1,377,440	—	2,334,522

Operating (loss)	(984,872)	638,854	—	(346,018)
Other income and (expense)	(1,501)	(74,510)	51,253	(24,758)
Income tax expense	—	—	—	—

Net (loss) income	$(986,373)	$564,344	$51,253	$(370,776)

Total Assets	$3,825,787	$41,839,628	$2,000,000	$47,665,415

Additions to long-lived assets	$—	$838,550	$—	$838,550

	For the Three Months Ended September 30, 2012
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$—	$4,870,783	$—	$4,870,783
Cost of services provided	29	2,463,419	—	2,463,448
Depreciation and accretion expense	39,146	596,277	—	635,423
Impairment of asset value	—	—	12,873,013	12,873,013
Selling, general and administrative	1,189,053	553,433	10,986	1,753,472

Operating (loss) gain	(1,228,228)	1,257,654	(12,883,999)	(12,854,573)
Other income and (expense)	(253,709)	(65,894)	—	(319,603)

Net (loss) income	$(1,481,937)	$1,191,760	$(12,883,999)	$(13,174,176)

Total Assets	$4,230,812	$27,528,124	$5,000,000	$36,758,936

Additions to long-lived assets	$—	$5,184,681	$—	$5,184,681

	For the Nine Months Ended September 30, 2013
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$—	$28,168,168	$—	$28,168,168
Cost of services provided	—	23,717,616	—	23,717,616
Depreciation and accretion expense	96,771	2,986,919	—	3,083,690
Impairment of asset value	—	1,249,444	—	1,249,444
Goodwill impairment	—	2,799,044	—	2,799,044
Selling, general and administrative	3,138,033	3,812,167	8,571	6,958,771

Operating (loss)	(3,234,804)	(6,397,022)	(8,571)	(9,640,397)
Other income and (expense)	(97,895)	1,324,703	51,253	1,278,061
Income tax expense	—	(6,676)	—	(6,676)

Net (loss)	$(3,332,699)	$(5,078,995)	$(42,682)	$(8,369,012)

Total Assets	$3,825,787	$41,839,628	$2,000,000	$47,665,415

Additions to long-lived assets	$—	$5,424,074	$—	$5,424,074

	For the Nine Months Ended September 30, 2012
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$5	$11,316,056	$—	$11,316,061
Cost of services provided	29	6,151,655	—	6,151,684
Depreciation and accretion expense	113,895	986,293	—	1,100,188
Impairment of asset value	—	—	12,873,013	12,873,013
Selling, general and administrative	3,937,346	937,436	47,427	4,922,209

Operating (loss) income	(4,051,265)	3,240,672	(12,920,440)	(13,731,033)
Other income and (expense)	(649,558)	(147,890)	—	(797,448)

Net (loss) income	$(4,700,823)	$3,092,782	$(12,920,440)	$(14,528,481)

Total Assets	$4,230,812	$27,528,124	$5,000,000	$36,758,936

Additions to long-lived assets	$—	$8,473,982	$—	$8,473,982

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases

On March 29, 2012, GreenHunter Water entered into a five year commercial lease agreement for an existing truck and barge transloading and water storage facility located in Washington County, Ohio. The facility is located on approximately 10 acres of land and contains 70,000 barrels (BBL) of functional bulk liquids storage tank capacity, a barge transloading station, a covered loading station with multiple truck servicing bays and office space. The lease commitment is for five years with monthly payments of $8 thousand for the first year, $10 thousand for the second year and $12 thousand for years three through five of the lease. Additionally, we are required to pay an additional fee of $0.04 per barrel for all wastewater delivered to and stored on the leased premises.

The Company rents equipment and certain office equipment under operating leases. Lease expense under operating leases and rental contracts amounted to $1.4 million and $295 thousand for the nine months ended September 30, 2013 and 2012, respectively.

Lawsuits

ABB, Inc., Plaintiff v. GreenHunter Resources, Inc., Defendant, In the Superior Court of California, County of Imperial, Case No. ECU07002. ABB, Inc. was a subcontractor to Crown Engineering and Construction (“Crown Engineering”) for the work done at our Mesquite Lake plant in Imperial County, California. GreenHunter Resources, Inc. had a construction contract directly with Crown Engineering only. On or about January 18, 2010, GreenHunter entered into a settlement agreement with Crown Engineering settling any disputes between the parties regarding the work done at our Mesquite Lake plant. Green Hunter performed all of its obligations under the settlement agreement. ABB is attempting to enforce payment of its claim of, approximately $328 thousand plus prejudgment interest and attorney’s fees by asserting it is a third party beneficiary under our settlement agreement with Crown Engineering. Management is actively defending this claim and we believe we will ultimately prevail on the merits.

Glen Pasak, Clint Howard and Manuel Rodriquez, Plaintiffs v. GreenHunter Water, LLC and GreenHunter Energy, Inc., Defendants, in the 23rd District Court of Wharton County, Texas, Case No.: 46,749 filed May 16, 2013. This lawsuit has not yet been served on Defendants. Upon information and belief, the lawsuit alleges as follows: On December 31, 2012, Plaintiffs sold their interest in Black Water and White Top to Defendants. As part of the transaction, Defendants agreed to be responsible for all debts and liabilities of Black Water and White Top. Plaintiffs agreed to allow Defendants to collect all accounts receivable to Black Water and White Top as part of the transaction in an amount totaling $2.5 million, having relied on representations made by Defendants. Among the debts and liabilities assumed by Defendants was a $1 million line of credit to First National Bank of Eagle Lake, which debt was personally guaranteed by Plaintiffs. The assumption of this liability was material to the sales transaction and Plaintiffs relied on multiple representations by Defendants that the debt would be assumed completely by Defendants. However, despite these assurances, Defendants have failed to pay or re-finance the debt to First National Bank of Eagle Lake. Further, Defendants have failed to use any of the accounts receivable collected from Black Water and White Top to retire this debt. Defendants have filed a motion to transfer venue to move the case to Dallas County, Texas. GreenHunter Resources and GreenHunter Water believe this case has no merit and the Defendants will ultimately prevail on all matters arising under this lawsuit.

GreenHunter Energy, Inc., White Top and Black Water, Plaintiffs v. Glen T. Pasak and Clint C. Howard, Defendants, in the 101st District Court of Dallas County, Texas, Case No.: DC-13-06478 filed June 12, 2013. Plaintiffs sought injunctive relief against the Defendants to force Defendants to turn over certain assets of the Plaintiffs in Defendant’s possession to Plaintiff. Defendants have delivered the original property requested to Plaintiffs. Plaintiffs however have learned that the Defendants have additional property of the Plaintiffs in their possession. Plaintiff has amended its petition to include injunctive relief for the additional property that the Defendants have in their possession. The parties have entered into an agreed upon temporary injunction regarding the property in question. Plaintiffs have amended their petition to include causes of action against the Defendants for breach of the equity purchase agreements and fraud. The Plaintiffs believe that they will ultimately prevail on the merits.

First National Bank of Eagle Lake, Plaintiff v. White Top Oilfield Construction, LLC, Black Water Services, LLC and GreenHunter Resources, Inc., Defendants, et al., in the 329th District Court of Wharton County, Texas, Case No.: 46,894 filed July 24, 2013. Plaintiff is demanding payment for two promissory notes in favor of the bank by White Top and two promissory notes in favor of the bank by Black Water aggregating in the amount of $1,000,000. While GreenHunter Resources has been named a party to this lawsuit, GreenHunter Resources is not a guarantor or is otherwise liable for the obligations referenced in this lawsuit. The Defendants have answered this lawsuit. Defendants have filed a plea in abatement and a motion to transfer venue in the 329th District Court of Wharton County, Texas to have the case moved to Dallas County, Texas. The motion is to either stop the case from continuing until the defendant’s case against the prior owners of White Top and Black Water have been heard or to have the cases consolidated in Dallas County.

PetroChem, Inc. v. GreenHunter Energy, Inc., et al. in the Superior Court for the State of California, County of Imperial, Case No. ECU-05216. PetroChem, Inc. was a subcontractor to Crown Engineering for the work done at our Mesquite Lake plant in Imperial County, California. We had a construction contract directly with Crown Engineering only. On or about January 18, 2010, we entered into a settlement agreement with Crown Engineering settling any disputes between the parties regarding the work done at our Mesquite Lake plant. We performed all of our obligations under the settlement agreement. PetroChem is attempting to enforce payment of its claim, approximately $207,000 plus prejudgment interest and attorney’s fees, by asserting it is a third party beneficiary under our settlement agreement with Crown Engineering. PetroChem’s claim was stayed by the bankruptcy court but PetroChem is attempting to move forward with their claim now by asserting they are third party beneficiary to our Crown Engineering settlement agreement. Discovery is ongoing. As this claim is similar to the ABB claim above, management believes this case has little or no merit and the Company will ultimately prevail.

Bibb Engineers v. GreenHunter Mesquite Lake, LLC and GreenHunter Resources, Inc. US District Court, Western District of Missouri, Case No. 413-CV1091DW filed November 7, 2013. Plaintiffs performed engineering services on the Mesquite Lake plant. GreenHunter Resources, Inc. executed a guaranty in favor of Bibb Engineers for the services in the amount of approximately $487,000. We have made a $50,000 payment on this amount in 2011. The plaintiff is suing for the balance. We have filed an answer in this lawsuit.

SP Cooling Technologies, Inc . v. GreenHunter Resources, Inc., et al. (Superior Court for the State of California, County of Imperial, Case No. ECU -5082.). In 2008, the Company suspended performance of a contract with Crown Engineering which called for the refurbishment of our Mesquite Lake plant in Imperial County, California. In 2009, one of Crown Engineering’s subcontractors, SP Cooling Technologies, Inc. (“SPX”) sued the Company, Crown Engineering and others seeking recovery of $215,292 for work, labor and services SPX contends it delivered to the project. The case was stayed due to the Chapter 7 bankruptcy filing of Crown Engineering. The automatic stay has now been lifted to allow the case to proceed as to parties other than Crown Engineering. SPX’s claim is for $215,000 plus prejudgment interest and attorneys’ fees. Discovery is ongoing, and the Company intends to vigorously contest the claims.

We are involved in various legal and regulatory proceedings arising in the normal course of business. While we cannot predict the outcome of these proceedings with certainty, we do not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to our consolidated financial condition or results of operations.

NOTE 10. SUBSEQUENT EVENTS

The subsequent events disclosure herein have been updated through December 12, 2013.

During October, 2013, the Company issued 250,000 and 20,000 stock options to employees with exercise prices of $1.33 and $1.37 respectively.

On October 30, 2013, the Company executed a non-binding Letter of Intent to enter into a Second Lien Credit Facility in the amount of $35 million for a term of four and one-half years with an institution. The proceeds are intended for use to provide growth capital for the Company. The Company and the Lender(s) legal counsel are working on definitive legal documents and anticipate closing on the credit facility in early 2014. The Company’s operating and investing cash flow plans are dependent on closing the credit facility. In the event we are unsuccessful in closing the facility, we will be required to seek other sources of financing. Those sources of financing may be on less favorable terms, and will likely delay our plans for building our business.

On November 14, 2013, the Company closed a private placement of approximately $1.5 million aggregate principal amount of our Unsecured Term Notes due one year from the date of issuance together with 129,777 common stock purchase warrants. Each warrant entitles the holder to purchase one share of our common stock at a price of $2.25 per share. These warrants have an expiration date of five years from the date of issuance. Fifteen separate individuals or entities purchased the notes including two members of our senior management, including our chairman, Gary C. Evans. We will use the net proceeds from this offering for the sole purpose of building MAG Tank™ panel inventory, our state of the art above-ground modular storage tank.

On December 12, 2013, Gary C. Evans, our chairman, loaned the Company $1.5 million and the Company issued to Mr. Evans an unsecured promissory note in the amount of $1,500,000 principal (simple interest of 13% per annum) together with a warrant to purchase up to 107,142 shares of the Company’s common stock at $0.01 per share. The warrant expires five years from the date of its issuance. Mr. Evans made the loan under a letter agreement whereby he has agreed to fund, if necessary, the Company’s liquidity needs through December 31, 2013 up to a maximum of $2 million (which amount includes the $1.5 million received on December 12, 2013). The Company will pay principal and all accrued interest on the promissory note on or before March 1, 2014, unless extended at our option for thirty days. In addition, the Company may prepay the promissory note in whole or in part at any time.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

GreenHunter Energy, Inc.

We have audited the accompanying consolidated balance sheets of GreenHunter Energy, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GreenHunter Energy, Inc. and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP

Dallas, Texas

April 5, 2013

GREENHUNTER ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,765,642	$84,823
Accounts receivable, net of allowance of $154,240 and $0, respectively	4,226,244	63,049
Related party accounts receivable	2,146,839	204,762
Prepaid expenses and other current assets	318,807	218,357

Total current assets	8,457,532	570,991
FIXED ASSETS:
Land and improvements	1,596,232	717,658
Buildings	2,584,201	1,674,827
Water facilities, equipment, and other fixed assets	26,625,281	1,602,603
Biomass project, net of impairment of $15,873,013 and $0, respectively	2,000,000	17,468,132
Accumulated depreciation	(2,398,394)	(570,552)
Construction in progress – water projects	11,002,911	—

Net fixed assets	41,410,231	20,892,668
OTHER ASSETS:
Deferred financing costs, net of amortization of $0 and $253,705, respectively	—	254,285
Goodwill	2,976,527	—
Other non-current assets	10,936	1,448,136

Total assets	$52,855,226	$23,166,080

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of notes payable	$4,053,749	$6,435,759
Accounts payable and accrued liabilities	11,169,896	3,259,279
Accounts payable to a related party	1,738,387	—
Accounts payable related to biomass project	2,477,828	4,319,349
Dividends payable	—	168,461
Deferred revenue – related party	65,925	65,925
Asset retirement obligation—current	100,100	—
Convertible securities	—	23,857

Total current liabilities	19,605,885	14,272,630
NON-CURRENT LIABILITIES:
Notes payable, less current portion	9,317,003	2,076,119
Asset retirement obligation	822,286	—

Total liabilities	29,745,174	16,348,749
COMMITMENTS AND CONTINGENCIES (Notes 1 and 12)
STOCKHOLDERS’ EQUITY:
Series A 8% convertible preferred stock, $.001 par value, $0 and $1,327 stated value, 0 and 5,978 issued and outstanding for both periods, and liquidation preference of $0 and $8,102,516, at December 31, 2012 and 2011, respectively	—	7,934,055
Series B convertible preferred stock, $.001 par value, $1,000 stated value, 0 and 9,802 issued and outstanding and liquidation preference of $0 and $9,802,000 at December 31, 2012 and 2011, respectively	—	9,802,000
Series C preferred stock, $.001 par value, $25 stated value, 2,000,000 authorized shares, 1,561,144 and 0 issued and outstanding and liquidation preference of $39,028,600 and $0, at December 31, 2012 and 2011, respectively	32,825,967	—
Common stock, $.001 par value, 90,000,000 shares authorized, 33,120,483 and 26,177,989 issued and outstanding, respectively	33,120	26,178
Additional paid-in capital	116,832,776	94,677,525
Accumulated deficit	(126,355,883)	(105,187,531)
Treasury stock, at cost, 1 and 13,985 shares, respectively	(15)	(208,983)
Unearned common stock in KSOP, at cost, 15,200 shares	(225,913)	(225,913)

Total stockholders’ equity	23,110,052	6,817,331

Total liabilities and stockholders’ equity	$52,855,226	$23,166,080

See accompanying notes to consolidated financial statements

GREENHUNTER ENERGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2012	2011
REVENUES:
Water disposal revenue	$8,810,173	$—
Transportation revenue	6,722,055	—
Storage rental revenue and other	1,537,865	1,105,340

Total revenues	17,070,093	1,105,340

COST OF SERVICES PROVIDED:
Cost of services provided	9,501,438	1,065,154
Project costs	—	3,316
Depreciation and accretion expense	1,870,809	189,656
Loss on impairment of biomass project	15,873,013	—
Stock based compensation	4,367,604	818,269
Selling, general and administrative	5,657,322	3,339,827

Total costs and expenses	37,270,186	5,416,222

OPERATING LOSS	(20,200,093)	(4,310,882)
OTHER INCOME (EXPENSE):
Interest and other income	15,317	461,213
Interest, amortization and other expense	(973,262)	(781,791)
Gain on sale of assets	3,000	—
Gain on settlements of payables	403,011	—
Gain on debt extinguishment	204,501	—
Unrealized gain (loss) on convertible securities	23,857	(185,944)

Total other expense	(323,576)	(506,522)

Net loss before taxes	(20,523,669)	(4,817,404)
Income tax expense	(5,000)	—

Loss from continuing operations	(20,528,669)	(4,817,404)
Gain on disposal of discontinued operations	2,936,500	—

Net Loss	(17,592,169)	(4,817,404)
Preferred stock dividends	(1,926,723)	(679,106)
Gain on Series A Preferred Stock conversion	923,565	—
Deemed dividend on Series B Preferred Stock conversion	(2,573,025)	—

Net loss to common stockholders	$(21,168,352)	$(5,496,510)

Weighted average shares outstanding, basic and diluted	29,082,343	24,669,783

Net loss per share from continuing operations, basic & diluted	$(0.83)	$(0.22)

Net earnings per share from discontinued operations, basic & diluted	$.10	$—

Net loss per share, basic & diluted	$(0.73)	$(0.22)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 1, 2011 TO DECEMBER 31, 2012

	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Unearned Shares in KSOP	Total Stockholders’ Equity
BALANCE, JANUARY 1, 2011	$8,232,234	$10,575,000	$—	$22,577	$88,968,451	$(99,691,021)	$(336,285)	$(225,913)	$7,545,043

Transfer accumulated preferred dividends to stated value	682,700	—	—	—	—	—	—	—	682,700
Share based payments	—	—	—	3	818,269	—	—	—	818,272
Issued shares of common stock and warrants for cash	—	—	—	1,045	1,037,055	—	—	—	1,038,100
Issued shares of common stock for 40IK matching contribution	—	—	—	229	455,878	—	—	—	456,107
Dividends on preferred stock	—	—	—	—	—	(679,106)	—	—	(679,106)
Issued shares of common stock and warrants upon conversion of shares of Series A Preferred Stock	(980,879)	—	—	772	1,607,870	—	—	—	627,763
Issued shares of common stock and warrants upon conversion of shares of Series B Preferred Stock	—	(773,000)	—	773	1,308,173	—	—	—	535,946
Issued shares of common stock and warrants upon conversion of $500,000 in principal of the promissory note payable with a related party	—	—	—	500	499,500	—	—	—	500,000
Issued treasury shares for payment of services	—	—	—	—	(117,392)	—	127,302	—	9,910
Issued shares of common stock for payment of executive salary	—	—	—	147	99,853	—	—	—	100,000
Issued shares of common stock per asset purchase agreement	—	—	—	132	(132)	—	—	—	—
Net loss	—	—	—	—	—	(4,8 17,404)	—	—	(4,817,404)

BALANCE, DECEMBER 31, 2011	7,934,055	9,802,000	—	26,178	94,677,525	(105,187,531)	(208,983)	(225,913)	6,817,331
Transfer accumulated preferred dividends to stated	690,945	—	—	—	—	—	—	—	690,945
Convert Series A Preferred to Series C Preferred and gain on conversion	(8,625,000)	—	7,701,435	—	—	923,565	—	—	—
Share based payments	—	—	—	1,328	4,157,308	—	208,968	—	4,367,604
Issued shares of Series C Preferred Stock and common stock in Hunter Disposal acquisition	—	—	2,200,000	1,847	3,303,786	—	—	—	5,505,633
Issued shares of common stock upon exercise of warrants	—	—	—	70	104,930	—	—	—	105,000
Dividends on preferred stock	—	—	—	—	—	(1,926,723)	—	—	(1,926,723)
Issued shares of Series C Preferred Stock in Virco acquisition	—	—	1,970,209	—	—	—	—	—	1,970,209
Issued shares of Series C Preferred Stock and common stock in Blue Water acquisition	—	—	500,000	248	512,855	—	—	—	1,013,103
Issued shares of Series C Preferred Stock and common stock for joint venture agreement	—	—	400,000	242	465,302	—	—	—	865,544
Issued shares of Series C Preferred Stock and common stock in White Top Black Water acquisition	—	—	787,200	590	954,655	—	—	—	1,742,445
Issued shares of Series C Preferred Stock and common stock for cash	—	—	13,657,774	167	283,840	—	—	—	13,941,781
Issued shares of Series C Preferred Stock upon redemption of Series B Debentures	—	—	5,609,349	—	—	—	—	—	5,609,349
Convert Series B Preferred Stock to common stock	—	(9,802,000)	—	2,450	12,372,575	(2,573,025)	—	—	—
Net loss	—	—	—	—	—	(17,592,169)	—	—	(17,592,169)

BALANCE, DECEMBER 31, 2012	$—	$—	$32,825,967	$33,120	$116,832,776	$(126,355,883)	$(15)	$(225,913)	$23,110,052

See accompanying notes to consolidated financial statements

GREENHUNTER ENERGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,592,169)	$(4,817,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,870,809	189,656
Impairment of biomass project	15,873,013	—
Non-cash stock-based compensation	4,367,604	818,269
Amortization of deferred financing costs	262,304	91,666
Gain on sale of assets	(2,939,500)	(454,677)
Unrealized (gain) loss from change in fair value of convertible securities	(23,857)	185,944
Gain on settlements of payables	(403,011)	—
Gain on extinguishment of debt	(204,501)	—
Changes in operating assets and liabilities:
Accounts receivable	(732,722)	(114,059)
Related party accounts receivable	269,439	(204,762)
Prepaid expenses and other current assets	(139,689)	61,371
Accounts payable and accrued liabilities	(2,100,180)	2,674,985

Net cash used in operating activities	(1,492,460)	(1,569,011)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(12,209,304)	(1,096,004)
Cash paid in acquisitions, net of cash received of $1.3 million	(4,712,094)	—
Proceeds from sale of assets	2,939,500	1,698,969
Change in other assets	—	(2,000)

Net cash (used in) provided by investing activities	(13,981,898)	600,965

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of equity securities	14,998,516	1,038,100
Commissions and fees paid on stock issuances	(1,056,735)	—
Proceeds from exercise of warrants	105,000	—
Proceeds from notes payable	7,999,536	1,637,905
Payment of notes payable	(3,478,882)	(1,723,654)
Preferred stock dividend paid	(1,404,239)	—
Payment of deferred financing costs	(8,019)	(80,953)

Net cash provided by financing activities	17,155,177	871,398

CHANGE IN CASH	1,680,819	(96,648)
CASH, beginning of period	84,823	181,471

CASH, end of period	$1,765,642	$84,823

Cash paid for interest	$657,858	$271,651

NON-CASH TRANSACTIONS:
Issued shares of Series C Preferred Stock upon redemption of Series B Debentures	$5,609,349	$—

Transfer accumulated preferred dividends to stated value	$690,945	$682,700

Issued shares of common stock for acquisitions	$5,239,524	$—

Issued shares of Series C Preferred Stock for acquisitions	$5,857,409	$—

Issued shares of common stock upon conversion of Series B Preferred Stock	$9,802,000	$—

Issued shares of Series C Preferred Stock upon exchange of Series A Preferred Stock	$7,701,435	$—

Issued shares of common stock for 401K matching contribution	$—	$456,107

Shares of common stock and warrants issued upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock	$—	$1,753,879

Shares of common stock and warrants issued upon conversion of principal on promissory note with a related party	$—	$500,000

Deemed dividend on conversion of Series B Preferred Stock to common stock	$2,573,025	$—

Accrued capital expenditures	$6,583,851	$19,040

Capital additions from acquisitions	$18,886,787	$—

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, NATURE OF OPERATIONS, AND LIQUIDITY

GreenHunter Energy, Inc. (“GreenHunter”) was incorporated in the State of Delaware on June 7, 2005 under the name BTHC IV, Inc. We were formed for the purpose of reincorporating BTHC IV, LLC, a Texas limited liability company, in the State of Delaware. BTHC IV, LLC was reincorporated in Delaware by means of a merger into our company on April 11, 2006.

On December 6, 2006, GreenHunter Wind Energy LLC (“Wind Energy”), completed a “reverse acquisition” with GreenHunter. In exchange for all of the membership interest of Wind Energy, we issued 14,560,000 shares of Common Stock to the sole shareholder of Wind Energy, or 97.1% of all of the issued and outstanding stock of the company. Simultaneous with the closing of the transaction with Wind Energy, we changed our name to GreenHunter Energy, Inc. and increased the number of authorized shares of common stock to 100,000,000, consisting of 90,000,000 shares of common stock, having a par value of $.001 per share and 10,000,000 shares of preferred stock, having a par value of $.001 per share.

Nature of Operations

Our business plan is to acquire businesses, develop projects, and operate assets involved in the clean water business as it relates to the oil and gas industry in the unconventional oil and natural gas resource plays. We had previously structured our business to become a leading provider of clean energy products offering industrial, business, and residential customers the opportunity to purchase and utilize clean energy generated from renewable sources. We have refocused our efforts beginning in 2011 on clean water management systems and services. Management has identified a significant unmet need and market opportunity in the area of clean water management as it relates to unconventional oil and natural gas resource plays in the energy industry.

On May 14, 2007, we acquired an inactive 18.5 megawatt (“MW”) (nameplate capacity) biomass plant located in Southern California. The plant is owned by our wholly-owned subsidiary, GreenHunter Mesquite Lake, Inc. (“Mesquite Lake”), which was formed for the purpose of operating and owning assets which convert waste material to electricity. We began refurbishing this bio-mass plant during July 2008 but ceased work during the fourth quarter of 2008 when we were informed that certain required permits at the facility were not in place. On August 19, 2009 we entered into a power purchase agreement with a major public utility based in Southern California. During 2012, the Company determined that it had insufficient time resources and a different business plan altogether which prevented the Company from continuing the development of the Mesquite Lake Biomass Project. As a result, management believes the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. The Company believes the fair value of the asset without a viable power purchase agreement which expired on March 31, 2013 should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million. The Company recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012. We recorded no impairments during 2011.

Our Wind Energy segment remained in the development stage prior to the sale of the rights we held to potential wind energy farm locations in California to operate and gather data produced from wind measurement equipment located on these sites. The sale of these rights for $2.9 million was finalized during 2012 and is reflected as discontinued operations. See Note 5 – Discontinued Operations.

Current Plan of Operations and Ability to Operate as a Going Concern

As of December 31, 2012, we had a working capital deficit of $11.1 million which includes $2.5 million related to earlier construction activities at our Mesquite Lake Biomass Plant.

We have continued to experience losses from ongoing operations. This raises doubt about our ability to continue as a going concern. We received a number of capital advances in 2011 and 2012 from our Chairman in exchange for promissory notes, all of which have been repaid through December 31, 2012. On August 15, 2011, the letter of guarantee from the Chairman of the Company was increased for up to $2.0 million of credit support if needed to fund future operations, all of which is available as of December 31, 2012. The letter of guarantee has been extended to December 31, 2013.

We have begun to generate revenue from our water management activities. Execution of our business plan for the next twelve months requires the ability to generate cash to satisfy planned operating requirements. We expect the revenue generated from our water management activities, which includes the White Top and Black Water acquisitions, the Hunter Disposal acquisition, the Blue Water acquisition, the Virco acquisition, our South Texas Water Joint Venture and other capital projects in Appalachia, South Texas and other regions, letter of guarantee, credit support and proceeds from sales of our 10% Series C Preferred Stock, we anticipate having sufficient cash reserves to meet all of our anticipated operating obligations for the next twelve months. Subsequent to December 31, 2012, the Company issued the remaining common stock and our non-convertible 10% Series C Cumulative Preferred Stock (“10% Series C Preferred Stock”) (liquidation preference of $25.00 per share) available under its current At-The-Market registration statement at a public offering price of $21.00 per share. The net cash proceeds received upon issuance of these securities was $5.2 million for the issuance of 221,946 shares of common stock and 265,436 shares of Series C Preferred Stock. Planned capital expenditures are wholly dependent on the Company’s ability to secure additional capital. As a result, we are in the process of seeking additional capital through a number of different alternatives, and particularly with respect to procuring working capital sufficient for the development of our water management projects so that we can begin to generate positive cash flow to sustain operations. We continue to pursue numerous opportunities in the water resource management business as it specifically relates to the oil and gas industry.

There can be no assurance that we will be successful in generating sufficient cash flows to fund our planned development activities related to our water management business, or that the operations of our water management business will generate sufficient cash flows to fund our ongoing operations subsequent to its development. If we are unsuccessful in raising sufficient capital to fund the development of our water management business, or if our water management business fails to generate sufficient cash flows to fund our ongoing operating cash flow needs subsequent to its development, we will be required to seek alternative financing, sell our assets, or any combination thereof. Further, considering our financial condition, we may be forced to accept financing or sell assets at terms less favorable than would otherwise be available.

NOTE 2. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of GreenHunter Energy, Inc. and our wholly-owned subsidiaries, Hunter Disposal, LLC, GreenHunter Water, LLC, GreenHunter Mesquite Lake, LLC (“Mesquite Lake”), Hunter Hauling, LLC (“Hunter Hauling”), Eagle Ford Water Hunter Joint Venture (“Eagle Ford Water”), GreenHunter Wind Energy, LLC (“Wind”), Little Muskingum Drilling, LLC (“Virco”), Virco Realty, Inc, (“Virco”), White Top Oilfield Construction, LLC (“White Top”) and Black Water Services, LLC (“Black Water”). All significant intercompany transactions and balances have been eliminated. All significant intercompany transactions and balances have been eliminated.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available at the date of the financial statements. Therefore, actual results could differ materially from those estimates. Significant estimates include the allocation of purchase price to assets and liabilities acquired, allowance for doubtful accounts receivable, asset retirement obligations, fair value of stock-based compensation, contingent liabilities and the assessment of assets for impairment.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include securities with maturities of 90 days or less at the date of purchase. At times, we have cash deposits in excess of federally insured limits.

Accounts Receivable

Accounts receivable consists of water disposal, transportation, storage and other revenue from rental of our water storage tanks. We review accounts receivable periodically and reduce the carrying amount with a valuation allowance that reflects our best estimate of the amount that may not be collectible. The allowance deemed necessary was $154 thousand and $0 thousand as of December 31, 2012 and 2011, respectively. Bad debt expense was $144 thousand and $0 for the year ended December 31, 2012 and 2011, respectively.

Fixed Assets

Fixed assets are stated at cost. The following is a schedule of our fixed assets as of December 31,:

	2012	2011
Land and improvements	$1,596,232	$717,658
Buildings	2,584,201	1,674,827
Water facilities equipment and other fixed assets
Water disposal and handling facilities	15,981,366	100,466
Water disposal and handling facilities not yet in service	11,002,911	—
Transportation equipment	8,246,376	1,018,237
Movable storage equipment	1,663,646	—
Furniture, fixtures & other	733,893	483,900

Total plant, equipment and other	37,628,192	1,602,603

Biomass project, net of impairment (in 2012)	2,000,000	17,468,132

Total fixed assets	43,808,625	21,463,220
Less: Accumulated depreciation	(2,398,394)	(570,552)

Net fixed assets	$41,410,231	$20,892,668

Depreciation is computed using the straight-line method based on the following useful lives:

Transportation equipment	5 years
Furniture, fixtures & other	5 to 7 years
Water disposal, handling and storage equipment	7 to 20 years
Land improvements	15 years
Buildings	30 years
Water disposal and handling facilities	Estimated injectable barrels over the life of the well

Depreciation expense of $1.9 million and $190 thousand was recorded for the years ending December 31, 2012 and 2011, respectively. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.

Water disposal and handling facilities not yet in service totaling $11.0 million were assets not being depreciated at December 31, 2012, as they were not in use. They will be placed in use and subject to depreciation once construction is completed. Items in Water disposal and handling facilities not yet in service are not subject to depreciation while they are under construction.

We acquired transportation equipment under capital leases with the Black Water and White Top acquisitions on December 31, 2012 totaling $1,203,350, which are included in transportation equipment above.

Deferred Financing Costs

Costs incurred in connection with issuing debt are capitalized and amortized as an adjustment to interest expense over the term of the debt instrument using the interest method. Deferred financing costs are related to the Series B debentures, which are in default and are classified as current liabilities. During 2012, we have exchanged for Series C Preferred Stock all but $90 thousand of these obligations, and the related deferred financing costs were written off at that time.

Other Non-Current Assets

Other non-current assets at December 31, 2012 and 2011 included the following (in thousands):

	2012	2011
Power Purchase Agreement	$—	$1,396
Deposits and other non-current assets	11	52

Total	$11	$1,448

The power purchase agreement oil deposits of $50,000 were related to the Biomass facility and were written off and included in the impairment expense recorded in 2012, along with a related accrued liability of $1,096,000, for a net impairment of $350,000 included in our impairment expense of $15.9 million.

Impairments

We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of long-term assets or whether the remaining balance of long-term assets should be evaluated for possible impairment. We compare our estimate of the related undiscounted cash flows over the remaining useful lives of the applicable assets to the assets’ carrying values in measuring their recoverability. When the future cash flows are not sufficient to recover an asset’s carrying value, an impairment charge is recorded for the difference between the asset’s fair value and its carrying value. During 2012, the Company determined that it had insufficient time and resources to sufficiently develop the Mesquite Lake Biomass Project so that power could be delivered into the power purchase agreement it had secured as the revenue stream for the project before it expired on March 31, 2013. As a result, management believes the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. The Company believes the fair value of the asset without a viable power purchase agreement should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million, a level three measurement in the fair value valuation hierarchy. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million, including $50 thousand of other current assets are $350 thousand of other non-current assets (net of related accrued liabilities). The Company recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012. We recorded no impairments during 2011.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. The Company has recently made an acquisition that has resulted in the recognition of goodwill. The carrying value of goodwill at December 31, 2012 was $3.0 million. Goodwill is not amortized. Instead, goodwill is required to be tested for impairment annually and between annual tests if events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The goodwill impairment test involves a two-step process; however, if after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In the event a determination is made that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the first step of the two-step process must be performed. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test must be performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. The Company made the first step of the goodwill impairment test as of December 31, 2012 and concluded that the fair value of the reporting unit exceeded its carrying amount and that goodwill of the reporting unit did not need to be impaired at December 31, 2012. likely than not that any of the reporting unit’s fair values were in excess of their carrying values at that time.

Asset Retirement Obligations

The Company accounts for asset retirement obligations based on the guidance of ASC 410 which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. ASC 410 requires that the fair value of a liability for an asset’s retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. During 2012, we recorded an estimate of the asset retirement obligation on our disposal wells acquired and drilled based on estimated costs to plug and abandon these wells and an analysis of the capacity of the water disposal wells to accept fluid and the effect on useful lives and well plugging cost estimates, a level three measurement in the fair value valuation hierarchy. The following table summarizes the Company’s asset retirement obligation transactions during the year ended December 31, 2012. We had no retirement obligation for the year ended December 31, 2011.

December 31, 2012
Asset retirement obligation at beginning of period	$—
Assumed in Hunter Disposal acquisition	27,355
Assumed in Blue Water acquisition	220,410
Assumed in Virco acquisition	300,210
Liabilities incurred on new wells	133,479
Liabilities settled	—
Accretion expense	43,085
Revision in estimated liabilities	197,847

Asset retirement obligations at end of period	922,386
Less: current portion	(100,100)

Non-current portion of asset retirement obligation	$822,286

Repairs and Maintenance

We charge the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.

Revenue Recognition

The Company recognizes revenues in accordance with Accounting Standards Codification 605 (ASC 605 “Revenue Recognition”) and Staff Accounting Bulletin No 104, and accordingly all of the following criteria must be met for revenues to be recognized: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed and determinable and collectability is reasonably assured. The majority of the Company’s revenue results from contracts with direct customers and revenues are generated upon performance of contracted services. The Company derives the majority of its revenue from water resource management as it relates to the oil and gas industry, including transportation and disposal of fresh and salt water by Company-owned trucks to customer sites for use in drilling and hydraulic fracturing activities and from customer sites to remove and dispose of backflow and produced water originating from oil and gas wells. Revenues are also generated through fees charged for use of the Company’s disposal wells and from the rental of tanks and other equipment. Transportation and disposal rates are generally based on a fixed fee per barrel of disposal water or, in certain circumstances, transportation is based on an hourly rate. Rates for other services are based on negotiated rates with the Company’s customers and revenue is recognized when the services have been performed. Excise and other taxes collected from customers and remitted to governmental authorities are not included in revenue.

Concentration of Customer Risk

Three of the Company’s customers comprised 61% of the Company’s consolidated revenues for the year ended December 31, 2012 and 60% of the Company’s consolidated accounts receivable at December 31, 2012 consisted of accounts receivable due from three customers. In 2011, the majority of our customer base consisted of related parties and affiliates.

Stock-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of the ASC standards which require companies to estimate the fair value of share-based payment awards made to employees and directors, including stock options, restricted stock and employee stock purchases related to employee stock purchase plans, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. We estimate the fair value of each share-based award using the Black-Scholes option pricing model for service and performance based awards and the lattice model for market-based awards. Certain of our grants have performance-based vesting terms. We amortize the fair value of these awards over their estimated vesting terms which are based on both the probability and estimated timing of the achievement of these performance goals. See Note 11 for additional information on our stock-based compensation.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We measure and record income tax contingency accruals in accordance with ASC 740, Income Taxes.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than fifty percent likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as income tax expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are anticipated to be due within one year of the balance sheet date are presented as current liabilities in our consolidated balance sheets.

Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

•	Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets

•	Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable

•	Level 3 — Significant inputs to the valuation model are unobservable

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 and the input categories associated with those assets and liabilities.

Fair value measurements on a recurring basis December 31, 2012
	Level 1	Level 2	Level 3
Convertible securities	$—	$—	$—

Total liabilities at fair value	$—	$—	$—

Fair value measurements on a recurring basis December 31, 2011
	Level 1	Level 2	Level 3
Convertible securities	$—	$—	$23,857

Total liabilities at fair value	$—	$—	$23,857

The significant assumptions used in calculating the fair values of the convertible securities in 2011 were a present value factor of 99.84%, a probability of occurrence of a dilutive event of 0.1%, and a volatility of 80.0%

The following schedule shows the changes in fair value measurements during the year ended December 31, 2012:

Fair market value as of December 31, 2011	$(23,857)
Unrealized loss from change in fair market value	—
Fair market value of derivatives settled upon conversion of Preferred Stock to common shares	23,857

Fair market value as of December 31, 2012	$—

The carrying value of cash and cash equivalents, receivables, and accounts payable approximate their respective fair values due to the short-term nature of these instruments. Based on borrowing rates which management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and other market factors, the carrying value of the Company’s debt obligations approximate their fair value.

Income or Loss Per Common Share

Basic income or loss per common share is net income or loss applicable to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is calculated in the same manner, but also considers the impact to net income or loss and common shares outstanding for the potential dilution from stock options, warrants, convertible debentures, preferred stock, and convertible promissory notes.

Shares of our common stock underlying the following securities were not included in dilutive weighted average shares outstanding for the years ended December 31, 2012 and 2011, as their effects would have been anti-dilutive.

	December 31,
	2012	2011
Stock options	10,827,165	8,826,500
Warrants	3,020,000	3,549,047
Convertible debentures	53,275	6,486,917
Convertible promissory notes	880,000	1,022,148
Preferred Stock (Series A and B)	—	2,893,744

Total	14,780,440	22,778,356

Our Series C Preferred Stock is only convertible to common stock at the shareholders election upon a change in control of the Company. The potential dilutive effect of Series C Preferred Stock based on the closing price as of December 31, 2012 would be 24,091,728 common shares.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). The amendments in this update provide an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. The amendment does not change the requirement to perform the second step of the interim goodwill impairment test to measure the amount of an impairment loss, if any, if the carrying amount of a reporting unit exceeds its fair value. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments in this update were effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which for us was the annual period starting January 1, 2012. The adoption of this amendment did not have a material effect on the Company’s financial statements.

NOTE 5. DISCONTINUED OPERATIONS

On October 11, 2012, we received a cash payment of $2.9 million as consideration for the sale of the assets of GreenHunter Wind Energy, LLC, consisting of our Ocotillo wind project. The divestiture of our interests in this project resulted in a gain of $2.9 million, and is reflected as income from discontinued operations.

The following table provides summarized income statement information related to GreenHunter Wind Energy’s discontinued operations for the year ended December 31, 2012:

	2012	2011
Gain on disposal of discontinued operations	$2,936,500	$—

Income from discontinued operations, net of taxes	$2,936,500	$—

NOTE 6. ACQUISITIONS AND DIVESTITURES

White Top and Black Water

On December 31, 2012, we completed an acquisition of two oilfield water service and construction companies that provide services to oil and natural gas producers in the Eagle Ford Shale. The two entities, White Top Oilfield Construction, LLC (“White Top”) and Black Water Services, LLC (“Black Water”), with common management, have been providing services since 2008 to operators active in the Eagle Ford Shale play of South Texas. Combined assets include vacuum water trucks, dump trucks, drilling rig wash trailers and heavy equipment. Located in Louise, Wharton County, Texas. White Top and Black Water service E&P operators predominantly concentrated in the Texas Counties of Gonzales, Karnes and DeWitt.

Pursuant to the terms of the acquisition agreements, the companies were acquired for an aggregate $1,200,000 cash, 41,000 shares of the Company’s 10% Series C Preferred Stock and 589,657 shares of the Company’s common stock. The shares of Series C Preferred Stock and common stock are to be issued to a small group of former shareholders of White Top and Black Water. The shares of Series C Preferred Stock are generally not convertible into or exchangeable for any of the Company’s other property or securities except that the shares of Series C Preferred Stock are convertible into shares of the Company’s common stock under certain circumstances in connection with a change of ownership or control transaction. $450,050 of the cash price was paid on December 31, 2012 and the balance of the cash price, $750,000, was paid in January 2013. There are certain post closing adjustments which may effectively lower the purchase price and are still being evaluated.

The acquisition of White Top and Black Water was accounted for using the acquisition method of accounting, which requires the net assets acquired to be recorded at their fair values. All valuations of assets, including assessment of identifiable intangibles, and liabilities assumed are preliminary and subject to further review and adjustment. The following table summarizes the preliminary purchase price and the preliminary estimate of the fair values of the net assets acquired at the date of acquisition as determined as of December 31, 2012:

Fair value of consideration transferred:
Cash paid at closing December 31, 2012	$450,050
Cash paid in January 2013	750,000
589,657 shares of common stock issued at $1.62 per share	955,244
41,000 shares of 10% Series C Preferred Stock, stated value of $25 per share, issued at $20.00 per share	787,200

Total	$2,942,494

Amounts recognized for assets acquired and liabilities assumed:
Working capital	$809,752
Land	70,760
Field equipment	2,363,480
Goodwill	2,976,526
Debt assumed	(3,278,024)

Total	$2,942,494

Working capital acquired (assumed):
Cash	$3,787
Accounts receivable	2,460,792
Accounts payable & accrued expenses	(1,654,827)

Total working capital acquired	$809,752

The goodwill recognized is attributable to White Top and Black Water’s assembled workforce and the premium associated with the opportunity to further diversify the Company’s operations and service offerings.

Virco

On November 2, 2012, we acquired two water disposal wells, land, buildings and equipment from two entities, Little Muskingum Drilling, LLC, and Virco Realty, Inc., (collectively “Virco”) for $300,000 in cash and 91,425 shares of our Series C Preferred Stock having a fair value of $1,970,209 on the acquisition date. The shares of Series C Preferred Stock were issued to a small group of former shareholders of Virco.

The following table summarizes the purchase price and the preliminary estimate of the fair values of the net assets acquired at the date of acquisition as determined as of December 31, 2012:

Fair value of consideration transferred:
Cash paid	$300,000
91,425 shares of Series C Preferred Stock (stated value of $25 per share) at the $21.55 per share closing price on November 2, 2012	1,970,209

Total	$2,270,209

Amounts recognized for assets acquired and liabilities assumed:
Cash	$41,599
Accounts receivable	223,247
Accounts payable	(4,960)
Disposal wells	778,953
Trucks and equipment	131,580
Land and buildings	1,400,000
Asset retirement obligation	(300,210)

Total	$2,270,209

Hunter Disposal

On February 17, 2012, the Company, through its wholly owned subsidiary, GreenHunter Water, closed on the acquisition of 100% of the equity ownership interest of Hunter Disposal, LLC, a wholly-owned subsidiary of Magnum Hunter Resources Corporation. The terms and conditions of the equity purchase agreement between the parties were approved by an independent special committee of the Board of Directors for each company. The total consideration for this acquisition was approximately $9.9 million. The consideration paid consisted of $2.2 million in cash, 1,846,722 shares of the Company’s restricted common stock with a fair market value of $3.3 million, 22,000 shares of our Series C Preferred Stock with a stated value of $100 per share or $2.2 million, and a $2.2 million convertible promissory note due to the seller. On April 25, 2012, we changed the stated liquidation value of our Series C Preferred Stock from $100 per share to $25 per share. As a result, the 22,000 shares of our Series C Preferred Stock issued in connection with the acquisition of Hunter Disposal were converted to 88,000 shares of Series C Preferred Stock. In connection with the sale, Triad Hunter, LLC, a wholly owned subsidiary of Magnum Hunter Resources Corporation, entered into agreements with Hunter Disposal and GreenHunter Water for wastewater hauling and disposal capacity in the states of Kentucky, Ohio and West Virginia and a five-year tank rental agreement with GreenHunter Water.

The acquisition of Hunter Disposal was accounted for using the acquisition method of accounting, which requires the net assets acquired to be recorded at their fair values. The following table summarizes the purchase price and the estimated fair values of the net assets acquired at the date of acquisition:

Fair value of consideration transferred:
Cash paid	$2,200,000
1,846,722 shares of common stock issued on February 17, 2012 at $1.79 per share	3,305,632
88,000 shares of Series C Preferred Stock at stated value of $25 per share	2,200,000
10% Convertible Promissory note	2,200,000

Total	$9,905,632

Amounts recognized for assets acquired and liabilities assumed:
Working capital	$1,175,197
Disposal wells	6,263,078
Land and improvements	13,776
Field equipment (excluding disposal wells)	2,466,500
Office and admin assets	3,500
Deposits	10,936
Asset retirement obligation	(27,355)

Total	$9,905,632

Working capital acquired (assumed):
Cash	$1,290,775
Accounts receivable	2,945,003
Prepaid expense	13,641
Accounts payable & accrued expenses	(3,074,222)

Total working capital acquired	$1,175,197

On September 30, 2012, we recorded a change in estimate of the asset retirement obligation on the Hunter Disposal wells as a result of an analysis of the capacity of the water disposal wells to accept fluid and the effect on useful lives and well plugging cost estimates. As a result of our analysis, we increased our estimate of asset retirement cost from $27,355 to $225,202 with a resulting increase in carrying value of the asset.

Blue Water

On April 27, 2012, we entered into an Option Agreement and a Pledge Agreement with Midwest Continent Holding, LLC (“Midwest”) to acquire 100% of Midwest’s membership interest in Blue Water Energy Solutions, LLC (“Blue Water”) on or before June 30, 2012 for $2.5 million. Blue Water owns three existing salt water disposal wells and related facilities located in Oklahoma, near the emerging Mississippian Lime Shale Play. Midwest previously owned 100% of the membership interest of Blue Water until April 30, 2012. The price we paid for the option was $750,000, consisting of a cash payment of $250,000 and $500,000 of our 10% Series C Preferred Stock. Midwest has pledged its membership interest in Blue Water as security for the Option Agreement. On June 29, 2012, we paid $515,000 in cash and issued 247,876 shares of our common stock valued at $513 thousand under the option agreement and extended our purchase option until July 31, 2012. On July 31, 2012, we exercised our option to acquire Blue Water for a final cash payment of $675 thousand. In addition, we spent approximately $458 thousand to improve the properties during the option period. The Option Agreement contained other covenants during the option period, including naming us as the sole Manager of Blue Water Energy Solutions, LLC during the option term.

The acquisition of Blue Water was accounted for using the acquisition method of accounting, which requires the net assets acquired to be recorded at their fair values. The following table summarizes the purchase price and the preliminary estimate of the fair values of the net assets acquired at the date of acquisition as determined as of September 30, 2012:

Fair value of consideration transferred:
Cash paid	$1,440,085
247,876 shares of common stock issued on June 29, 2012 at $2.07 per share	513,103
20,000 shares of Series C Preferred Stock at stated value of $25 per share	500,000
Improvements made during option period	458,170

Total	$2,911,358

Amounts recognized for assets acquired and liabilities assumed:
Disposal wells and equipment	3,131,768
Asset retirement obligation	(220,410)

Total	$2,911,358

On May 18, 2012, we entered into a definitive joint venture agreement to develop seven salt water disposal wells in Gonzalez, Karnes, DeWitt, Frio and La Salle Counties in South Texas. These new wells are and will be strategically located in the heart of the Eagle Ford Shale Play. On May 21, 2012, we closed on the rights to two of the wells and on June 8, 2012, we closed on the rights to two more of the wells. The total acquisition cost of the rights to the four wells was $2.1 million, consisting of $1.2 million in cash, 16,000 shares of our Series C Preferred Stock, and 242,471 shares of our common stock. On June 30, 2012, we also agreed to pay $150,000 for drilling permits on the final three wells, which can be offset against our $1.5 million cost (on the same basis as the first four wells) to acquire rights to the remaining three joint venture wells should we decide to close on that part of the agreement. The $150,000 was refunded to us in September 2012 because of difficulty in securing the necessary permits from the Railroad Commission of Texas. The development of the final three wells has been suspended at this time. We have completed development of the initial four wells in the venture, the first of which became operational in January 2013.

The following unaudited summary, prepared on a pro forma basis, presents the results of operations for the years ended December 31, 2012 and 2011, as if the acquisition of Hunter Disposal, along with transactions necessary to finance the acquisition, had occurred on January 1, 2011. White Top, Black Water and Virco were not included as we are still in the process of gathering information needed to make a meaningful presentation. Blue Water was not included as there are no historical operations. The pro forma information includes the effects of adjustments for interest expense, dividends and depreciation expense. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

	For the Year Ended December 31,
	2012	2011
Total operating revenue	$19,429,180	$14,017,398
Total operating costs and expenses	39,429,264	15,877,389

Operating loss	(20,000,084)	(1,859,991)
Interest expense and other	(351,565)	(827,603)

Net loss before taxes	(20,351,649)	(2,687,594)
Income tax expense	(5,000)	—

Loss from continuing operations	(20,356,649)	(2,687,594)
Gain from discontinued operations, net of taxes	2,936,500	—

Net loss	(17,420,149)	(2,687,594)

Dividends on preferred stock	(3,604,905)	(899,106)

Net loss attributable to common stock holders	$(21,025,054)	$(3,586,700)

Net loss per share, basic & diluted	$(0.72)	$(0.14)

NOTE 7. NOTES PAYABLE

Notes Payable at December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Notes payable for insurance premiums due in monthly installments through July, 2013, weighted average 6.73% fixed rate	$127,090	$77,072
9% Series B Senior Secured Redeemable Debentures due on various dates ranging from September 30, 2013 to February 28, 2014, net of discount of $0 and $19,923 at December 31, 2012 and 2011, respectively	90,000	5,281,884
Note payable to related party due December 31, 2012, 14%	—	889,269
Note payable collateralized by building due in monthly installments with a balloon payment at November 30, 2017, 5.7% variable rate	1,415,582	1,447,888
Notes payable collateralized by equipment due in monthly installments through December 9, 2014 to August 17, 2017, various rates described below	5,140,056	815,765
Note payable collateralized by real estate due in monthly installments through December 28, 2032, 4.25% variable rate	1,120,000	—
10% convertible promissory note to a related party due in quarterly installments commencing May 17, 2013 due February 17, 2017, 10% fixed rate	2,200,000	—
Promissory notes assumed in acquisition secured by accounts receivable, inventory and equipment due on demand on, maturing January 25, 2013 and February 10, 2013, 7% fixed rate, which are now in default	942,774	—
Note payable assumed in acquisition collateralized by building due in monthly installments maturing January 13, 2022, 15.49% fixed rate	30,217	—
Note payable assumed in acquisition collateralized by real estate due in monthly installments maturing September 1, 2026, 6% variable rate	45,419	—
Note payable assumed in acquisition collateralized by equipment due in monthly installments maturing January 20, 2013 to November 2, 2017, rates ranging from 4.99% to 12.93%	501,723	—
Note payable assumed in acquisition collateralized by equipment due in monthly capital lease installments maturing September 14, 2014 to January 11, 2017, rates ranging from 11.23% to 12.08%	1,528,198	—
Note payable assumed in acquisition due to a factoring company as part of an accounts receivable factoring arrangement, effective interest rate of 20.4%	229,693	—

	13,370,752	8,511,878

Less: current portion	(4,053,749)	(6,435,759)

Total Long-Term Debt	$9,317,003	$2,076,119

The following table presents the approximate annual maturities of debt and capital lease obligations as of December 31, 2012:

2013	$4,053,749
2014	2,840,542
2015	1,939,009
2016	1,781,803
2017	1,781,657
Thereafter	973,992

$13,370,752

Debt Covenants

The terms of the Company’s obligations collateralized by equipment and real estate, require the Company to comply, on a quarterly basis, with certain financial covenants, including a debt service coverage ratio. The Company is required to maintain a ratio of Debt Service Coverage equal to or in excess of 1.30 to 1.00, and is calculated as the ratio of consolidated EBITDA to required principal and interest payments on all indebtedness, as defined in the credit agreement. The Company was in compliance with applicable debt covenants as of December 31, 2012.

Notes Payable

On January 23, 2012, we entered into a note payable with a bank for the purchase of a water hauling truck in the amount of $179 thousand, bearing a fixed interest rate of 7.99% with principal and interest payable monthly over the term of the loan. The note payable has a final maturity date of January 24, 2015.

On February 17, 2012, we entered into a note payable with a bank in the amount of $2.2 million, bearing a fixed interest rate of 5.5% with principal and interest payable monthly over the term of the loan, to finance a portion of the consideration paid in our acquisition of Hunter Disposal. The note is collateralized by the equipment acquired, and has a final maturity date of February 17, 2015. See Note 6–Acquisitions and Divestitures, for additional information.

On May 17, 2012, we entered into a note payable with a bank for the purchase of ten water hauling trucks and trailers in the amount of $1.7 million, bearing interest at a rate of one-month LIBOR plus 4%, currently 4.25%, with principal and interest payable monthly over the term of the loan. The note payable has a final maturity date of August 17, 2017.

On August 28, 2012, we entered into a note payable with a bank for the purchase of four trucks in the amount of $650 thousand, bearing interest at a rate of one-month LIBOR plus 4%, currently 4.25%, with principal and interest payable monthly over the term of the loan. The note payable has a final maturity date of September 28, 2017.

On August 29, 2012, we entered into a note payable with a bank for the purchase of four trailers in the amount of $143 thousand, bearing interest at a rate of 15.19%, with principal and interest payable monthly over the term of the loan. The note payable has a final maturity date of September 1, 2015.

On August 29, 2012, we entered into a note payable with a bank for the purchase of four trucks in the amount of $332 thousand, bearing an interest rate of 9.92%, with principal and interest payable monthly over the term of the loan. The note payable has a final maturity date of October 1, 2016.

On May 15, July 13, July 17, and September 27, 2012, we entered into various premium finance agreements to finance certain insurance premiums. The combined amount financed under these agreements was $301 thousand. The agreements bear a weighted average interest rate of 6.73% and are due in monthly installments extending through July 2013.

On December 28, 2012, we entered into a note payable with a bank in the amount of $1.12 million, collateralized by real estate obtained through the Virco acquisition. The note has a LIBOR based interest rate, currently 4.25%, monthly payments of $7 thousand, and matures during December 2032.

The Company has a note payable for the building that serves as the location of the Company’s corporate headquarters. The note has an interest rate of 5.7%, monthly payments of $11 thousand, and matures during November 2017.

9% Series B Senior Secured Redeemable Debentures

The Company had not paid interest on the Series B debentures for the period March 2011 through December 2012. Therefore, we were technically in default on our Series B Debentures at December 31, 2012. Upon an event of default, the debentures become due and payable upon demand, so we have classified the debentures as a current liability as of December 31, 2012. These debentures are secured by GreenHunter Energy’s interest in GreenHunter Mesquite Lake, LLC, and are otherwise non-recourse to GreenHunter Energy.

On October 21, 2011, we offered the holders of the 9% Series B Redeemable Debentures the opportunity to convert the principal and accrued but unpaid interest on the debentures to shares of our Series C Preferred Stock. The offer was extended until August 31, 2012. During the year ended December 31, 2012, holders of $5,211,808 principal amount of our Series B Debentures elected to convert their principal and accrued interest. The principal balance of the debentures that remained outstanding at December 31, 2012, was $90 thousand.

Note Payable to Related Party

During the year ended December 31, 2012, the Company borrowed an additional $1.3 million under a promissory note due to the Company’s Chairman and Chief Executive Officer, and the company repaid $300 thousand of the borrowings on that note during the second quarter of 2012, and the remaining balance of the note was repaid in full during the third quarter of 2012. Interest expense related to this note was $191 thousand for the year ended December 31, 2012. As of December 31, 2012, there is $2.0 million available under this facility. Should the Company borrow any available amounts, they will carry an interest rate of 14% per annum which is convertible to common stock.

Convertible Promissory Note Payable to Related Party

On February 17, 2012, the Company entered into a 10% convertible promissory note for $2.2 million payable to Triad Hunter as partial consideration in the Hunter Disposal acquisition. Terms of payment under the note are interest only due quarterly from May 17, 2012 to February 17, 2013. Thereafter, beginning May 17, 2013 and continuing quarterly until February 17, 2017, the payments due will include accrued interest and principal payments of $137,500 per quarter. Interest expense related to this note was $165 thousand for the year ended December 31, 2012. The promissory note matures on February 17, 2017 and is convertible at any time by the holder into shares of common stock of the Company at a conversion price of $2.50 per share. See Note 6–Acquisitions and Divestitures, for additional information.

Black Water and White Top Notes Payable

Certain notes were assumed by the Company as part of the White Top and Black Water acquisition. See Note 6–Acquisitions and Divestitures, for additional information.

NOTE 8. INCOME TAXES

The total provision for income taxes consists of the following:

	2012	2011
	(in thousands)
Current Taxes:
Federal	$—	$—
State	5	—
Deferred
Federal	—	—
State	—	—

	$5	$—

At December 31, 2012, we had available for U.S. federal income tax reporting purposes, a net operating loss (NOL) carry-forward for regular tax purposes of approximately $61 million which expires in varying amounts during the tax years 2027 through 2032. No provision for federal income tax benefit is reflected on the statement of operations for the year ended December 31, 2012 because we are uncertain as to our ability to utilize our NOL in the future.

The NOL above includes $2.6 million of deductions for excess stock-based compensation. Excess stock-based compensation deductions represent stock-based compensation that have generated tax deductions that have not yet resulted in a cash tax benefit because the Company has NOL carry-forwards. The Company plans to recognize the federal NOL tax assets associated with excess stock-based compensation tax deductions only when all other components of the federal NOL tax assets have been fully utilized. If and when the excess stock-based compensation related NOL tax assets are realized, the benefit will be credited directly to equity.

The following is a reconciliation of the reported amount of income tax expense (benefit) for the years ended December 31, 2012 and 2011, to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income:

	2012	2011
	(in thousands)
Statutory tax expense (benefit)	$(6,980)	$(1,638)
State income tax	5	—
Change in valuation allowance	6,895	1,409
Effect of permanent differences and other
Interest expense disallowed for tax	61	166
Effect of other permanent differences	24	63

Total Tax Expense	$5	$—

The components of our deferred income taxes were as follows for the years ended December 31, 2012 and 2011:

	2012	2011
	(in thousands)
Deferred tax assets:
Net operating loss carryover	$19,787	$18,855
Capital loss carryover	77	77
Charitable contributions carryover	3	4
Share based compensation	6,501	5,795
Property and equipment	4,149	508
Deferred book liabilities	574	—

Total net deferred tax assets	31,091	25,239
Less valuation allowances	(31,091)	(25,239)

Net deferred tax assets	$—	$—

In June 2006, the FASB issued ASC 740 Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. We adopted ASC 740 on January 1, 2007. Under ASC 740, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Upon the adoption of ASC 740, we had no liabilities for unrecognized tax benefits, and, as such, the adoption had no impact on our financial statements, and we have recorded no additional interest or penalties. The adoption of ASC 740 did not impact our effective tax rates.

Our policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2012 and 2011, we did not recognize any interest or penalties in our consolidated condensed statement of operations, nor did we have any interest or penalties accrued in our consolidated condensed balance sheet at December 31, 2012 and 2011 relating to unrecognized tax benefits.

The tax years 2009-2012 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions to which we are subject. The tax years 2008-2012 remain open for the Texas Margin tax.

The goodwill recorded which is attributable to the acquisition of White Top and Black Water will be amortized over 15 years for tax purposes.

NOTE 9. STOCKHOLDERS’ EQUITY

The following table reflects changes in our outstanding preferred stock, common stock, treasury stock and warrants during the periods reflected in our financial statements:

	Preferred Stock	Common Stock	Treasury Stock	KSOP	Warrants
January 1, 2011	17,325	22,576,504	22,412	15,200	5,443,911
Issue common stock and warrants for cash	—	1,045,000	—	—	1,045,000
Issue common stock and warrants upon conversion of $500,000 in principal on promissory notes	—	500,000	—	—	500,000
Issue common stock and warrants upon conversion of 1,545 shares of preferred stock	(1,545)	1,545,000	—	—	1,545,000
Common shares granted to non-employee Board Members	—	28,090	—	—	—

	Preferred Stock	Common Stock	Treasury Stock	KSOP	Warrants
Common shares granted as 401k matching contribution	—	229,410	—	—	—
Unissued unvested restricted shares	—	(25,000)	—	—	—
Issue common stock for payment of executive salary	—	147,059	—	—	—
Issue common stock for asset purchase	—	131,926	—	—	—
Issue common shares out of treasury for payment of services	—	—	(8,427)	—	—
Warrants expired during the period	—	—	—	—	(4,984,864)

December 31, 2011	15,780	26,177,989	13,985	15,200	3,549,047
Issued shares of Series C Preferred Stock in Hunter Disposal acquisition	88,000	—	—	—	—
Issued shares of Series C Preferred Stock in Blue Water acquisition	20,000	—	—	—	—
Issued shares of Series C Preferred Stock in joint venture agreement	16,000	—	—	—	—
Issued shares of Series C Preferred Stock in Virco acquisition	91,425	—	—	—	—
Issued shares of Series C Preferred Stock in White Top and Black Water acquisition	41,000	—	—	—	—
Issued shares of Series C Preferred Stock upon redemption of Series B Debentures	232,536	—	—	—	—
Issued shares of Series C Preferred Stock in public offering	727,183	—	—	—	—
Issued shares of Series C Preferred Stock in exchange for Series A Preferred Stock	345,000	—	—	—	—
Received shares of Series A Preferred Stock in exchange for Series C Preferred Stock	(5,978)	—	—	—	—

Issued shares of common stock in exchange for Series B Preferred Stock	(9,802)	2,450,500	—	—	—
Issued shares of common stock in Hunter Disposal acquisition	—	1,846,722	—	—	—
Issued shares for Share based payments	—	1,328,059	(13,984)	—	—
Issued shares of common stock upon exercise of warrants	—	70,000	—	—	(70,000)
Issued shares of common stock upon acquisitions	—	1,080,004	—	—	—
Issued shares of common stock in ATM public offering	—	167,209	—	—	—
Warrants expired during the period	—	—	—	—	(459,047)

December 31, 2012	1,561,144	33,120,483	1	15,200	3,020,000

Preferred Stock

The Company has authorized a total of 10,000,000 shares for five classes of Preferred Stock, which includes an authorization limit of 2,000,000 shares of our Series C Preferred Stock. Series A Preferred Stock has been fully converted to Series C Preferred Stock, Series B Preferred Stock has been fully converted to common stock, Series D and Series E Preferred Stock have not been issued as of December 31, 2012. The Series C Preferred Stock is redeemable solely at the Company’s option after June 30, 2015 at the stated value of $25.00 per share. The Series C Preferred Stock pays a dividend at 10% per annum. If it is ever redeemed, a deemed dividend of the variance between the stated value and the carrying value will be recognized upon redemption.

We were not able to pay dividends in cash on our Series A Preferred Stock for the quarters ending December 31, 2008 through September 30, 2012. In accordance with the terms of this preferred stock, accrued dividends of $2.3 million were added to the stated value of the preferred stock through June 30, 2012. On August 27, 2012, we exchanged 345,000 shares of our Series C Preferred Stock with a fair value of $7,701,435, based on the closing trading price of $22.32 per share on August 27, 2012 and a liquidation preference of $8,625,000, based on stated liquidation price of $25.00 per share for all of the outstanding Series A Preferred Stock, plus accrued dividends through August 27, 2012. The stated value, including accrued dividends, of the 5,978 shares of Series A Preferred Stock received in exchange was $8,625,000. We recorded a deemed dividend of $(923,565) as a result of this transaction. Also on August 27, 2012, we exchanged 2,450,500 shares of our common stock for all of the outstanding Series B Preferred Stock. The stated value of the 9,802 shares of Series B Preferred Stock received in exchange was $9,802,000. The exchange rate used to calculate the number of common shares issued was $4.00 per share. The Series B Preferred Stock was convertible into shares of our common stock at $7.50 per share by its terms of the original issuance. As a result of the exchange, we recognized a deemed dividend payment of $2,573,025.

During 2012, we further reduced the stated value of our non-convertible 10% Series C Preferred Stock (liquidation preference of $25.00 per share) to reflect discounts and expenses associated with acquisitions of White Top, Black Water and Virco as well as our public offering executed in December of 2012. The reduction of the stated value, if ever redeemed solely at the Company’s option after June 30, 2015, or due to a change of control, will be treated as a dividend upon exchange of our Series C Preferred Stock.

On February 17, 2012, we issued 22,000 shares of our 10% Series C Preferred Stock as partial consideration in our acquisition of Hunter Disposal. On April 25, 2012, we changed the stated liquidation value of our 10% Series C Preferred Stock from $100 per share to $25 per share. As a result, the 22,000 shares of our 10% Series C Preferred Stock issued in connection with the acquisition of Hunter Disposal were converted to 88,000 shares of 10% Series C Preferred Stock. See Note 6–Acquisitions and Divestitures, for additional information. The Series C Cumulative Preferred Stock earns 10% dividends paid monthly and is not convertible into common shares of the company except for under certain circumstances in the event of a change of control.

On April 27, 2012, the Company issued 20,000 shares of our 10% Series C Preferred Stock as partial consideration in the closing of the Blue Water Acquisition. See Note 6–Acquisitions and Divestitures, for additional information.

On June 29, 2012, the Company issued 16,000 shares of our 10% Series C Preferred Stock as partial consideration in the closing of four permitted disposal well sites for the Eagle Ford Water Hunter Joint Venture.

On July 31, 2012, the Company closed a public offering of 425,000 shares of its non-convertible 10% Series C Preferred Stock (liquidation preference of $25.00 per share) at a public offering price of $21.00 per share. The net proceeds to the Company from the offering were approximately $7.9 million, net of underwriter discounts, commissions and estimated offering expenses.

On November 27, 2012, the Company issued 91,425 shares of our 10% Series C Preferred Stock as partial consideration in the closing of the Virco Acquisition. See Note 6–Acquisitions and Divestitures, for additional information.

On December 31, 2012, the Company issued 41,000 shares of our 10% Series C Preferred Stock as partial consideration in the closing of the White Top and Black Water Acquisition. See Note 6–Acquisitions and Divestitures, for additional information.

On December 11, 2012, the Company closed a public offering of 300,000 shares of its non-convertible 10% Series C Preferred Stock (liquidation preference of $25.00 per share) at a public offering price of $21.00 per share. The net proceeds to the Company from the offering were approximately $5.9 million, net of underwriter discounts, commissions and estimated offering expenses. We sold an additional 2,183 shares through our At-The-Market (“ATM”) facility for net proceeds of $42,941 in December 2012.

During the year ended December 31, 2012, the Company issued 232,536 shares of our 10% Series C Preferred Stock upon conversion of $5.2 million in principal along with accrued interest of $602 thousand on our Series B Debentures.

Common Stock and Common Stock Warrants

We have 90,000,000 authorized shares of common stock. We cannot pay any dividends on our common stock until all Series A cumulative preferred dividends have been satisfied. All Series A cumulative preferred dividends were paid in the exchange of Series C Preferred Stock on August 27, 2012.

On February 17, 2012, the Company issued 1,846,722 shares of common stock with a fair market value of $3.3 million based on stock price of $1.79, as partial consideration in the acquisition of Hunter Disposal. See Note 6–Acquisitions and Divestitures, for additional information.

On June 27, 2012, the Company issued 247,876 shares of our common stock valued at $512 thousand (based on a closing price of $2.11 per share as of June 27, 2012) as partial consideration for entry into the joint venture agreement with Blue Water Energy Solutions, LLC.

On June 29, 2012, the Company issued 242,471 shares of our common stock valued at $506 thousand, (based on a closing price of $2.04 per share as of June 29, 2012) as partial consideration for the acquisition of four permitted disposal well sites for the Eagle Ford Water Hunter Joint Venture.

On December 20, 2012, the Company amended a public offering to include issuance of common stock, par value $0.001 per share, as well as 10% Series C Preferred Stock (liquidation preference of $25.00 per share) at a public offering price of $21.00 per share. The shares are to be sold from time to time at market.

On December 31, 2012, the Company issued 589,657 of our common stock valued at $955,244 (based on a closing price of $1.62 per share as of December 31, 2012) as partial consideration for the acquisition of White Top and Black Water.

During the year ended December 31, 2012, the Company issued 1,111,111 shares of common stock to Gary C. Evans for payment of a Board of Director and Stockholder approval fee for providing a line of credit to the Company for up to $2 million. The shares were valued at $2.0 million based on the closing price of $1.81 per share on November 26, 2012, the date the transaction was approved by stockholders. The Company also issued 111,848 of our common stock valued at $202 thousand based on the closing price of $1.81 per share, to executive officers of the Company for deferred and bonus pay approved by the stockholders at our annual meeting on November 26, 2012.

During the year ended December 30, 2012, the Company issued 70,000 shares of common stock upon exercise of 70,000 of our $1.50 warrants.

Treasury Stock

During the year ended December 31, 2012, the Company issued 13,984 shares of the Company’s common stock out of treasury, with a cost of $211 thousand, for payment of shares owed for fully vested share grants under our share based compensation plan.

Common Stock Warrants

The following is a summary of warrant activity for the two years ended December 31, 2012 and 2011.

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—Beginning of Year	3,549,047	$1.94	5,443,911	$24.87
Granted	—	—	3,090,000	$2.00
Exercised	(70,000)	$1.50	—	—
Cancelled	(459,047)	$1.50	(4,984,864)	$1.50
Outstanding—End of Year	3,020,000	$2.01	3,549,047	$1.94

Exercisable—End of Year	3,020,000	$2.01	3,549,047	$1.94

On January 28, 2011, the Company entered into a private placement of common equity securities with accredited investors. The equity securities sold consisted of units comprised of two shares of common stock and two common stock warrants, one with an exercise price of $1.50 and another with an exercise price of $2.50 per share for $2.00 per unit. The sale of these units resulted in new proceeds of $1.0 million to the Company. The warrants are exercisable immediately and expire on January 31, 2014.

The Company’s private placement entered into on January 28, 2011, triggered the antidilutive provision on 5,443,911 common stock warrants outstanding at that time, which adjusted the exercise price for the warrants to $1.50, of which 4,984,864 expired during 2011.

On June 21, 2011, the Company issued 1,545,000 shares of common stock, 772,500 warrants with an exercise price of $1.50, and 772,500 warrants with an exercise price of $2.50 upon the conversion of shares of preferred stock with a stated value of $1.8 million. The fair value of the antidilutive provision on the converted preferred shares on June 21, 2011, of $1.2 million was reclassed to additional paid in capital upon the conversion of the preferred shares.

On June 21, 2011, the Company issued 500,000 shares of common stock, 250,000 common stock warrants with an exercise price of $1.50, and 250,000 common stock warrants with an exercise price of $2.50 upon the conversion of $500 thousand in principal of our promissory notes with a related party.

During the year ended December 31, 2012, 459,047 of our $1.50 common stock warrants have expired.

Employee Benefit Plans

The Company sponsors a defined contribution 401KSOP plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under this plan, the Company match a percentage of the participant’s contributions up to a specified amount. Contributions to the plans were $164,628 for the year ended December 31, 2012.

NOTE 10. CONVERTIBLE SECURITIES

Effective January 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (EITF) 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which was primarily codified into FASB ASC 815, Derivatives and Hedging (“ASC 815”). The Company had current derivative liabilities resulting from the antidilutive features on its common stock warrants, Series A Convertible Preferred Stock, and Series B Convertible Preferred Stock. The estimated fair value of the convertible securities liability is revalued at each balance sheet date, with changes in value recorded as other income or expense in the consolidated statements of operations.

As of December 31, 2012 and 2011, the fair value of the unrealized loss associated with the antidilution provisions on convertible securities was estimated to be $0 and $24 thousand, respectively, using a form of the income approach. As of December 31, 2012, there are no convertible warrants, and all Series A and Series B Preferred Stock have been converted to common stock. The Company recorded a $24 thousand non-cash gain, and a $186 thousand non-cash charge related to the change in fair value of unrealized gain or loss on convertible securities for the years ended December 31, 2012 and 2011, respectively.

NOTE 11. STOCK-BASED COMPENSATION

In September 2010, the Company adopted its 2010 Long-Term Incentive Compensation Plan (the “Incentive Plan”), which provides for equity incentives to be granted to employees, officers or directors of the Company, as well as key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares on the date of grant, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. A maximum of 5,000,000 shares of Common Stock were authorized for issuance under the Incentive Plan.

We recorded share-based compensation expense of $4.4 million and $818 thousand during the years ended December 31, 2012 and 2011, respectively.

Common Stock Options

During the year ended December 31, 2012, the Company granted 2,025,750 common stock options to members of management and employees of the Company at an average exercise price of $1.65 with an average estimated fair value of $0.98 per share. The options have a life of ten years and vest in equal amounts over a three year period beginning one year from the date of grant.

We recorded share based compensation of approximately $2.0 million and $804 thousand for the year ended December 31, 2012 and 2011 related to vesting of employee common stock options, respectively.

As of December 31, 2012, there was $1.4 million of total unrecognized compensation cost related to unvested shares associated with stock options which will be recognized over a weighted-average period of 1.22 years. We recognize compensation expense for our stock options on a straight-line basis over their vesting term. We are required to issue new shares of common stock upon the exercise of the stock options by such holder(s).

We estimated the fair value of each stock based grant using the Black-Scholes option pricing method for service and performance based options, and the Lattice Model for market based awards. The weighted average values for options issued for the year ended December 31, 2012 are as follows:

	2012	2011
Number of options issued	$2,025,750	$2,050,000
Weighted average stock price	$1.65	$0.90
Weighted average exercise price	$1.65	$0.90
Weighted average expected life of options(a)	5.00	5.00
Weighted average expected volatility (b)	72.51%	79.82%
Weighted average risk-free interest rate	0.81%	2.32%
Expected annual dividend per share	—	—
Weighted average fair value of each option	$0.98	$0.58

(a)	Based on our expectation of when the options will be exercised. The options have a life of ten years.
(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar energy businesses. This also approximates the Company’s five year historical volatility.

The following is a summary of stock option activity during the years ended December 31, 2012 and 2011.

	2012			2011
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value* ($000’s)	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value* ($000’s)
Outstanding—Beginning of Year	8,826,500	$5.41	$—	7,076,500	$5.95	$—
Granted	2,025,750	1.65	—	2,050,000	0.90	—
Exercised	—	—	—	—	—	—
Cancelled	(25,085)	1.45	—	(300,000)	1.41	—
Outstanding—End of Year	10,827,165	4.71	$1,571	8,826,500	5.41	—

Exercisable—End of Year	7,359,330	$6.30	$576	6,067,328	$7.35	$—

*	The Aggregate Intrinsic Value was calculated using the December 31, 2012 and 2011 closing stock price of $1.62 and $0.87.

The following is a summary of stock options outstanding at December 31, 2012:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Exercisable Options
$0.90	2,033,333	8.27	679,999
$0.97	100,000	6.43	100,000
$1.41	200,000	6.95	100,000
$1.65	1,969,500	9.13	5,000
$1.79	50,000	9.14	—
$1.96	1,723,666	6.65	1,723,666
$5.00	3,247,000	4.38	3,247,000
$7.50	33,333	4.76	33,333
$10.00	243,333	4.90	243,333

$10.12	1,666	5.78	1,666
$12.00	6,500	4.98	6,500
$13.66	3,000	5.50	3,000
$17.76	40,000	5.12	40,000
$18.00	16,667	5.19	16,667
$18.91	1,099,167	5.12	1,099,166
$19.75	13,333	5.30	13,333
$20.64	25,000	5.43	25,000
$22.75	21,667	5.36	21,667

	10,827,165		7,359,330

Share Awards

During the year ended December 31, 2012, we granted 47,582 shares of common stock to the nonemployee members of the Board of Directors in lieu of receiving cash for their fees. These common shares vested immediately and were valued at weighted average price of $2.24 per share based on the quoted market value of the stock on the date of the grant. We recognized $106 thousand of expense in our selling, general, and administrative expenses for the year ended December 31, 2012, related to these shares. These shares were not issued as of December 31, 2012, but are included in weighted average basic shares outstanding as of December 31, 2012.

On February 13, 2012, we granted 3,500 restricted shares to employees. These common shares vested immediately and were valued at a weighted average of $1.65 per share, based on the quoted market value of the stock on the date of the grant. We recognized $6 thousand of expense in our selling, general, and administrative expenses for the year ended December 31, 2012, related to these shares. These shares were issued out of treasury.

During April 2011, the compensation committee approved the grant of shares of the Company’s common stock valued at $1.0 million, which is equivalent to 1,111,111 shares of common stock based on the closing price per share of $0.90 on April 5, 2011, to the Company’s Chairman, pending shareholder approval. On July 10, 2012, our Chairman converted $50 thousand of accrued and unpaid payroll into 27,322 shares of our common stock.

On November 26, 2012, upon approval of our stockholders, certain executive officers of the Company were granted a total of 84,526 shares of our common stock in lieu of cash compensation owed these executives. The stockholders also approved the 1,111,111 and 27,322 share grants to Mr. Evans on this date. These grants were valued at $1.81 per share, which was the closing price of our common stock on that date. The total value of these grants recorded in stock compensation expense for the year ended December 31, 2012 was approximately $2.2 million. These shares were not issued as of December 31, 2012 but are included in weighted average basic shares outstanding as of December 31, 2012.

During the year ended December 31, 2012, we recorded approximately $3 thousand of expense for shares previously granted to Mr. Jonathan Hoopes, our President and Chief Operating Officer, related to a restricted stock grant. The portion of the restricted stock grant that fully vested in 2012 was 25,000 shares. These were not issued as of December 31, 2012, but are included in weighted average basic shares outstanding at December 31, 2012.

During the year ended December 31, 2011, we granted 28,090 shares of common stock to the nonemployee members of the Board of Directors as payment for their fees for the first quarter of 2011 in lieu of receiving cash for their fees. These common shares vest immediately and were valued at weighted average of $0.89 per share, based on the quoted market value of the stock on the date of the grant. We recognized $391 thousand of expense in our selling, general, and administrative expenses as of December 31, 2011, related to these shares. These shares were not issued as of December 31, 2011 but are included in weighted average basic shares outstanding as of December 31, 2011. At December 31, 2011, there were 198,690 shares owed to the nonemployee members of the Board of Directors that were not issued but are included in weighted average basic shares outstanding as of December 31, 2011.

The following is a summary of unvested share awards for the year ended December 31, 2012:

	2012		2011
	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested—Beginning of Year	25,000	$1.87	75,000	$1.87
Granted	74,230	2.02	28,090	0.89
Cancelled	—	—	(25,000)	1.87
Exercised	—	—	—	—
Vested	(99,230)	1.98	(53,090)	1.35

Unvested—End of Period	—	$—	25,000	$1.87

NOTE 12. COMMITMENTS AND CONTINGENCIES

On March 29, 2012, GreenHunter Water entered into a five year commercial lease agreement for an existing truck and barge transloading and water storage facility located in Washington County, Ohio. The facility is located on approximately 10 acres of land and contains 70,000 barrels (BBL) of functional bulk liquids storage tank capacity, a barge transloading station, a covered loading station with multiple truck servicing bays and office space. The lease commitment is for five years with monthly payments of $8 thousand for the first year, $10 thousand for the second year and $12 thousand for years three through five of the lease. Additionally, we are required to pay an additional fee of $0.04 per barrel for all wastewater delivered to and stored on the leased premises.

Leases

The Company rents property, equipment and certain office equipment under operating leases. Lease expense under operating leases and rental contracts amounted to $538 thousand and $5 thousand for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments, by year and in the aggregate, for non-cancelable operating leases with initial or remaining terms of one year or more are as follows at:

2013	$857,156
2014	617,288
2015	217,607
2016	177,000
2017	63,000
Thereafter	119,917

$2,051,968

ABB, Inc., Plaintiff v. GreenHunter Energy, Inc., Defendant, In the Superior Court of California, County of Imperial, Case No. ECU07002. ABB, Inc. was a subcontractor to Crown Engineering for the work done at our Mesquite Lake plant in Imperial County, California. GreenHunter Energy, Inc. had a construction contract directly with Crown Engineering only. On or about January 18, 2010, GreenHunter entered into a settlement agreement with Crown Engineering settling any disputes between the parties regarding the work done at our Mesquite Lake plant. Green Hunter performed all of its obligations under the settlement agreement. ABB is attempting to enforce payment of its claim, approximately $327,555 by asserting it is a third party beneficiary under our settlement agreement with Crown Engineering. Management is actively defending this claim and we believe we will ultimately prevail on the merits.

Heckmann Water Resources, Plaintiff v. Hunter Disposal LLC and GreenHunter Energy, Inc., Defendants, In the Court of Common Pleas, Washington County, Ohio, Case No.120T233, filed July 16, 2012. Heckmann Water Resources alleges a breach of contract against Hunter Disposal for failure to pay for certain transportation services on behalf of Hunter Disposal. Heckmann alleges GreenHunter made representations to Heckmann that GreenHunter would make any payments on Hunter Disposal’s behalf. On February 20, 2013, Heckmann amended its complaint to state that as of the date of the amended complaint Hunter Disposal has failed to pay for services in the amount of $77,706. Hunter Disposal has recently made all payments to Heckmann and the parties are currently preparing a dismissal of the complaint.

NOTE 13. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, we earned storage rental revenue for providing water storage tanks and equipment for lease to Eagle Ford Hunter, LLC and Triad Hunter, LLC, both wholly owned subsidiaries of Magnum Hunter Resources Corporation, an entity for which Gary C. Evans, our Chairman, and Ronald D. Ormand, a former Board Member and former Chairman of our Audit Committee, are officers and significant shareholders, as well as Virco, LLC and White Top Oilfield Construction, LLC, entities acquired by the Company during the year ended December 31, 2012. We also provided water disposal and transport services for Triad Hunter and White Top during the year ended December 31, 2012. Revenue from the affiliated companies totaled $3.5 million for the year ended December 31, 2012 and $1.0 for the year ended December 31, 2011. Accounts receivable related to that revenue totaled $383 thousand and $203 thousand as of December 31, 2012 and 2011, respectively.

We utilized drilling services provided by Alpha Hunter Drilling, a wholly owned subsidiary of Magnum Hunter Resources Corporation, during the year ended December 31, 2012 to drill water disposal wells in South Texas. Total charges for services provided by Alpha Hunter were $1.7 million.

We obtained accounting services from Magnum Hunter Resources Corporation for a fee of $75 thousand for the year ended December 31, 2012, and $162 thousand for the year ended December 31, 2011. We also paid management and operating fees to Triad Hunter for administrative and operations support for our Appalachian region of $97 thousand for the year ended December 31, 2012. We also paid for air travel services from a company owned by Mr. Evans of $115 thousand for the year ended December 31, 2012. We paid $33 thousand to Magnum Hunter for other construction services in 2012 versus none in 2011.

On October 13, 2011, the Company sold an office building for $1.7 million to Magnum Hunter Resources Corporation. We purchased a pickup and equipment trailer from Mr. Evans for $40 thousand in 2012. We paid $1.1 million to White Top for construction services, $25 thousand to Virco for disposal services, and $2 thousand to Triad Hunter for other services in 2012 versus none in 2011.

The Company has an accounts receivable from Pilatus Hunter, a company owned by Mr. Evans, totaling $52 thousand at December 31, 2012 for pilot expenses.

The Company had promissory notes outstanding to the Chairman and Chief Executive Officer. The balance under these promissory notes was $0 at December 31, 2012, and $889 thousand at December 31, 2011. The notes were convertible into common stock at the holder’s option based on the closing price of the company’s common stock on the day prior to the election to convert. As of August 9, 2012, the balance on these promissory notes had been repaid. We paid Mr. Evans $187 thousand in interest on these notes in 2012. Total related party payables were $2.0 million at December 31, 2012.

On February 17, 2012, the Company, through its wholly owned subsidiary, GreenHunter Water, closed on the acquisition of 100% of the equity ownership interest of Hunter Disposal, LLC, a wholly-owned subsidiary of Magnum Hunter Resources Corporation. The terms and conditions of the equity purchase agreement between the parties were approved by an independent special committee of the Board of

Directors for each party. The total consideration for this acquisition was approximately $9.9 million. The consideration paid consisted of $2.2 million in cash, 1,846,722 shares of the Company’s restricted common stock with a fair value of $3.3 million, 22,000 shares of our 10% Series C Preferred Stock with a stated value of $100 per share, or $2.2 million, and a $2.2 million convertible promissory note due to the seller. On April 25, 2012, we changed the stated liquidation value of our 10% Series C Preferred Stock from $100 per share to $25 per share. As a result, the 22,000 shares of our 10% Series C Preferred Stock issued in connection with the acquisition of Hunter Disposal were converted to 88,000 shares of 10% Series C Preferred Stock. In connection with the sale, Triad Hunter, LLC, entered into agreements with Hunter Disposal, and GreenHunter Water, for wastewater hauling and disposal capacity in the states of Kentucky, Ohio and West Virginia and a five-year tank rental agreement with GreenHunter Water.

NOTE 14. SEGMENT DATA

We currently have two reportable segments: Water Management, and Biomass. Each of our segments is a strategic business that offers different products and services. They are managed separately because each business unit requires different technology, marketing strategies and personnel. Our Biomass segment is still in development stages with no significant operations.

Our Water Management segment is currently in operation and has a number of projects under development.

In previous years, we reported a Wind Energy segment. We no longer have this segment since we sold our last wind project and received final payment in 2012. We recorded a gain from sale of discontinued operations of $2.9 million in 2012.

On May 14, 2007, we acquired an inactive 18.5 megawatt (“MW”) (nameplate capacity) biomass plant located in Southern California. The plant is owned by our wholly-owned subsidiary, GreenHunter Mesquite Lake, Inc. (“Mesquite Lake”), which was formed for the purpose of operating and owning assets which convert waste material to electricity. We began refurbishing this bio-mass plant during July 2008 but ceased work during the fourth quarter of 2008 when we were informed that certain required permits at the facility were not in place. On August 19, 2009 we entered into a power purchase agreement with a major public utility based in Southern California. During 2012, the Company determined that it had insufficient time resources and a different business plan altogether which prevented the Company from continuing the development of the Mesquite Lake Biomass Project. As a result, management believes the carrying value of the asset is greater than the value that might be realized by the development or sale of the asset. The Company believes the fair value of the asset without a viable power purchase agreement which expired on March 31, 2013 should be its salvage value. We obtained an independent evaluation of the asset’s salvage value as of December 31, 2012, which was $2.0 million. The total carrying value of the project net assets prior to recording an impairment to its value was $17.9 million. The Company recorded an impairment of asset value of $12.9 million at September 30, 2012 and a further impairment of $3.0 million to reflect its salvage value at December 31, 2012.

Our Biomass segment was designed to produce energy from organic matter available at or near the plant sites.

The accounting policies for our segments are the same as those described in Note 3. There are no intersegment revenues or expenses.

Segment data for the two years ended December 31, 2012 and 2011 follows:

	For the Year Ended December 31, 2012
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$—	$17,070,093	$—	$17,070,093
Cost of services provided	—	9,501,438	—	9,501,438
Depreciation expense	151,689	1,719,120	—	1,870,809
Impairment of biomass project	—	—	15,873,013	15,873,013
Selling, general and administrative	8,176,815	1,796,582	51,529	10,024,926

Operating income (loss)	(8,328,504)	4,052,953	(15,924,542)	(20,200,093)

Other income and (expense)	(90,253)	(233,323)	—	(323,576)

Income tax expense	—	(5,000)	—	(5,000)

Income (loss) from continuing operations	$(8,418,757)	$3,814,630	$(15,924,542)	$(20,528,669)

Total Assets	$5,657,921	$45,197,305	$2,000,000	$52,855,226

Additions to long-lived assets	$82,412	$40,718,588	$—	$40,801,000

	For the Year Ended December 31, 2011
	Unallocated Corporate	Water Management	BioMass	TOTAL
Total Revenues	$—	$1,105,340	$—	$1,105,340
Total Operating Costs	3,316	1,065,154	—	1,068,470
Depreciation expense	189,656	—	—	189,656
Selling, general and administrative	3,770,031	91,079	296,986	4,158,096

Operating loss	(3,963,003)	(50,893)	(296,986)	(4,310,882)
Other income and (expense)	(500,845)	(5,677)	—	(506,522)

Loss from continuing operations	$(4,463,848)	$(56,570)	$(296,986)	$(4,817,404)

Total Assets	$2,778,377	$1,406,187	$18,981,516	$23,166,080

Additions to long-lived assets	$—	$1,061,823	$34,181	$1,096,004

NOTE 15. SUBSEQUENT EVENTS—UNAUDITED

On January 8, 2013, Ms. Julie Silcock was appointed to the Board of Directors of the Company, replacing Mr. Ronald D. Ormand, who resigned on that date. As compensation for joining the Board of Directors, Ms. Silcock was granted 100,000 options of the Company’s common stock. The options are exercisable through January 8, 2023 at an exercise price of $1.53 per share, and vest in three equal tranches annually beginning January 8, 2014. The options were granted under the Company’s 2010 Long-Term Incentive Compensation Plan.

On February 1, 2013, the Board of Directors approved the Company’s 2013 Long-Term Incentive Compensation Plan. This Plan provides for equity incentives to be granted to employees, officers or directors of the Company as well as key advisors or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares on the date of grant, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. A maximum of 7,000,000 shares of Common Stock were authorized for issuance under the Incentive Plan. This Plan requires stockholder approval before it becomes effective and has been included in Proxy material for a Special Meeting of Stockholders which has been called for May 8, 2013.

On February 1, 2013, the Board of Directors approved the granting of 985,000 options on the Company’s common stock to employees under the 2010 Long-Term Incentive Compensation Plan. The options have an exercise price of $1.74 per share and vest in an equal amount over a three year period beginning one year from the date of grant.

During January 2013, the Company paid the remaining cash portion of the acquisition price to acquire White Top and Black Water, which was $750,000.

Subsequent to December 31, 2012, the Company issued the remaining common stock and Series C Preferred Stock available under its current registration statement. The net cash proceeds received upon issuance of these securities was $5.2 million for the issuance of 221,946 shares of common stock and 265,436 shares of Series C Preferred Stock.

On March 13, 2013, the Company acquired a 10.8 acre barging terminal facility located in Wheeling, West Virginia, for $750,000 through a new 10.5 year variable-rate loan facility with a bank that also includes an additional $350,000 of borrowing capacity for construction and refurbishment purposes. The variable interest rate is based on the prime rate of the 10 largest U.S. banks.

In January 2013 and February 2013, the promissory notes assumed in the acquisition of White Top and Black Water, respectively, entered payment default. The agreements for both notes contain a Post Maturity Rate clause which increases the interest rate to 18% per annum upon entering default. The Company expects to retire these notes during 2013.

Prospectus

GREENHUNTER RESOURCES, INC.

181,786 Shares of Series C Preferred Stock

433,613 Shares of Common Stock

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses (other than discounts, commissions, and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals ) to be incurred in connection with the offering of the securities being registered hereby, all of which will be borne by the Company. All of the amounts shown are estimated except the SEC registration fees.

SEC registration fee	$525
Printing expenses	$5,000
Legal fees and expenses	$35,000
Accounting fees and expenses	$10,000
Total	$50,525

Item 14. Indemnification of Directors and Officers.

The following is a summary of the statutes, certificate of incorporation and bylaw provisions, contracts or other arrangements under which our directors and officers are insured or indemnified against liability in their capacities as such.

GreenHunter Resources, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, which we refer to as the DGCL, provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or complete action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court or Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Our certificate of incorporation, as amended, provides that we will indemnify our officers and directors to the extent permitted by Section 145.

Our certificate of incorporation, as amended, and bylaws, as amended, limit the liability of its directors and officers to the fullest extent permitted under the DGCL. Our certificate of incorporation, as amended, specifies that the directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as a director or officer. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the DGCL for us to indemnify such director or officer.

The foregoing discussion of our certificate of incorporation, as amended, our bylaws, as amended, and Delaware law is not intended to be exhaustive and is qualified in its entirety by reference to our certificate of incorporation, as amended, bylaws, as amended, and the applicable provisions of Delaware law.

The indemnification provisions contained in our certificate of incorporation, as amended, and bylaws, as amended, are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and officers insuring them against certain liabilities that may be asserted against them in their capacities as directors or officers or arising out of such status.

Jonathan D. Hoopes, our interim Chief Executive Officer, President and Chief Operating Officer, has certain rights to indemnification as set forth in his employment agreement.

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act of 1933, as amended (the “Securities Act”). Each of the transactions described below was conducted in reliance upon the exemption from the registration requirements of the Securities Act contained in Section 4(a)(2) of the Securities Act. Other than as disclosed below, there were no underwriters employed in connection with any of the transactions described below.

2011 Private Placements of Units

On June 21, 2011, we closed a private placement to accredited investors of 522,500 units at a price of $2.00 per unit, for aggregate gross proceeds of $1,045,000. Each unit consisted of two shares of our common stock and two common stock warrants that are immediately exercisable and expire on January 31, 2014, one with an exercise price of $1.50 and another with an exercise price of $2.50 per share. An additional 772,500 units were distributed to West Coast Opportunity Fund, LLC in exchange for the conversion of 772 shares of our 2007 Series A 8% Convertible Preferred Stock (the “Series A Preferred Stock”) and 773 shares of our 2008 Series B Convertible Preferred Stock (the “Series B Preferred Stock”). In addition, Gary C. Evans, our chairman, received 250,000 units in exchange for $500,000 due to him under a promissory note. In connection with this private placement we paid $6,900 to GVC Capital LLC, as placement agent.

Conversion of 9% Series B Senior Secured Redeemable Debentures

During 2012, holders of $5,211,808 principal amount (and accrued interest of $602,000) of our 9% Series B Senior Secured Redeemable Debentures elected to convert their principal and accrued interest into 232,536 shares of our Series C Preferred Stock.

2012 Acquisition of Hunter Disposal, LLC

On February 17, 2012, as part of the consideration for the purchase of the equity interests in Hunter Disposal, LLC from Triad Hunter, LLC, we issued 1,846,722 shares of our common stock equal in value to $3.3 million, 22,000 shares of our Series C Preferred Stock (equal in value to $2.2 million), and a $2.2 million (10%) convertible promissory note to Triad Hunter, LLC, which is convertible into common stock at a conversion price of $2.50 per share. In connection with the reduction of the liquidation preference for the Series C Preferred Stock from $100 per share to $25 per share, the 22,000 shares of our Series C Preferred Stock issued in connection with the acquisition of Hunter Disposal were converted to 88,000 shares of Series C Preferred Stock.

2012 Acquisition Option for Blue Water Energy Solutions, LLC

On April 27, 2012, we entered into an option agreement and a pledge agreement with Midwest Continent Holding, LLC (“Midwest”) to acquire 100% of Midwest’s membership interest in Blue Water Energy Solutions, LLC (“Blue Water”) on or before June 30, 2012 for $2.5 million. Blue Water owns three existing salt water disposal wells and related facilities located in Oklahoma, near the emerging Mississippian Lime area. The price we paid for the option was $750,000, consisting of a cash payment of $250,000 and 20,000 shares of our Series C Preferred Stock valued at $500,000. Midwest has pledged its membership interest in Blue Water as security for the option agreement. On June 29, 2012, we paid $515,000 in cash and issued 247,876 shares of our common stock valued at $513,000 under the option agreement and extended our purchase option until July 31, 2012.

Acquisition of Rights to Salt Water Disposal Wells

On May 18, 2012, we entered into a definitive joint venture agreement to develop seven salt water disposal wells in Gonzalez, Karnes, DeWitt, Frio and La Salle counties in South Texas. These new wells are and will be strategically located in the heart of the Eagle Ford Shale play. On May 21, 2012, we closed on the rights to two of the wells and on June 8, 2012, we closed on the rights to two more of the wells. The total acquisition cost of the rights to the four wells was $2.1 million, consisting of $1.2 million in cash, 16,000 shares of our Series C Preferred Stock, and 242,471 shares of our common stock.

Exchange of Series C Preferred Stock for Series A and Series B Preferred Stock

On August 27, 2012, we exchanged 345,000 shares of our Series C Preferred Stock for all of the outstanding Series A Preferred Stock (a total of 5,978 shares). On August 27, 2012, we exchanged 2,450,500 shares of our common stock for all of the outstanding Series B Preferred Stock (a total of 9,802 shares).

2012 Acquisition of Assets of Little Muskingum Drilling, LLC and Virco Realty, Inc.

On November 2, 2012, we acquired the outstanding capital stock of Little Muskingum Drilling, LLC, and Virco Realty, Inc. (collectively “Virco”), which own two water disposal wells, land, buildings and equipment, for $300,000 in cash and 91,425 shares of our Series C Preferred Stock having a fair value of $1,970,209 on the acquisition date. The shares of Series C Preferred Stock were issued to a small group of former equity holders of Virco.

Issuance of Common Stock to Gary C. Evans

On November 26, 2012, our shareholders approved a grant of 1,111,111 shares of common stock to Gary C. Evans, our chairman, as payment for providing a $2 million line of credit to the Company. The shares were valued at $2.0 million based on the closing price of $1.81 per share on November 26, 2012, the date the transaction was approved by our stockholders. Pursuant to the letter agreement governing the line of credit, Mr. Evans agrees to fund, if necessary, any of our additional liquidity needs through December 31, 2013 up to maximum amount of $2 million. The letter agreement will terminate prior to December 31, 2013 upon our obtaining equity or project financing, funds from a sale of assets, or profits from operations which will enable us to fund all of our operational needs through December 31, 2013. If we exercise our right to call upon Mr. Evans to fund our liquidity needs pursuant to the letter agreement, the form and ultimate terms of the funding will be upon mutually agreeable terms.

2012 Acquisition of White Top Oilfield Construction, LLC and Black Water Services, LLC

On December 31, 2012, we completed an acquisition by stock purchase of two oilfield water service and construction companies that provide services to oil and natural gas producers in the Eagle Ford Shale. The two entities, White Top Oilfield Construction, LLC (“White Top”) and Black Water Services, LLC (“Black Water”), with common management, have been providing services since 2008 to operators active in the Eagle Ford Shale play of South Texas. Combined assets include vacuum water trucks, dump trucks, drilling rig wash trailers and heavy equipment located in Louise, Wharton County, Texas. White Top and Black Water service exploration and production operators predominantly concentrated in the Texas counties of Gonzales, Karnes and DeWitt. The companies were acquired for an aggregate $1,200,000 in cash, 41,000 shares of our Series C Preferred Stock, and 589,657 shares of our common stock. The shares of Series C Preferred Stock and shares of common stock were issued to a small group of former equity holders of White Top and Black Water.

2013 Private Placement of Units

On September 19, 2013, we closed a private placement with accredited investors of an aggregate of 181,786 shares of Series C Preferred Stock and warrants to purchase an aggregate of 282,778 shares of common stock for aggregate gross proceeds of approximately $3.2 million. We retained MLV & Co. LLC as the placement agent for the private placement, and we paid MLV & Co. LLC a commission of 150,835 shares of our common stock (approximately 5.5% of the gross proceeds of the private placement). We intend to use the proceeds for general corporate purposes. In connection with the private placement, we entered into a registration rights agreement in which we agreed to, within 90 days of the closing of the private placement, file this registration statement with the SEC covering the resale of the Series C Preferred Shares and the shares of common stock underlying the common stock purchase warrants. We also agreed to use commercially reasonable efforts to have the this registration statement declared effective as soon as practicable.

2013 Private Placement of Unsecured Term Notes and Warrants to Purchase Common Stock

On November 14, 2013, the Company closed a private placement of $1.46 million aggregate principal amount of the Company’s 15.0% Unsecured Term Notes due one year from the date of issuance together with warrants to purchase 129,777 shares of our common stock. The warrants entitle the holders thereof to purchase shares of our common stock at a price of $2.25 per share. The warrants have an expiration date of five years from the date of issuance. Fifteen separate individuals or entities purchased the notes including two members of GreenHunter’s senior management, including its Chairman. Northland Securities, Inc. acting as placement agent for the offering and received $46,000 in finders’ fees.

Item 16. Exhibits and Financial Statement Schedules.

The Exhibits to this registration statement are listed in the Index to Exhibits on page II-6.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, changes in the volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Grapevine, in the State of Texas, on December 13, 2013.

GREENHUNTER RESOURCES, INC.

By:	/s/ Jonathan D. Hoopes
Name: Jonathan D. Hoopes Title: Interim Chief Executive Officer, President and Chief Operating Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Jonathan D. Hoopes and Morgan F. Johnston, severally, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorneys-in-fact and agents, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Jonathan D. Hoopes	Interim Chief Executive Officer, President,	December 13, 2013
Jonathan D. Hoopes	Chief Operating Officer and Director (Principal Executive Officer)

/s/ Ronald McClung	Senior Vice President and Chief Financial Officer	December 13, 2013
Ronald McClung	(Principal Financial and Accounting Officer)

/s/ Gary C. Evans	Chairman of the Board of Directors	December 13, 2013
Gary C. Evans

/s/ Roy E. Easley	Director	December 13, 2013
Roy E. Easley

/s/ Julie Silcock	Director	December 13, 2013
Julie Silcock

/s/ Ronald H. Walker	Director	December 13, 2013
Ronald H. Walker

INDEX TO EXHIBITS

2.1	Asset Purchase Agreement, dated as of June 10, 2013, among GreenHunter Water, LLC, Helena Hunter Water Disposal LLC and Sable Environmental SWD 4, LLC (incorporated by reference to the registrant’s Current Report on Form 8-K filed on June 14, 2013)

3.1	Certificate of Incorporation (incorporated by reference to the registrant’s Form 10 filed on August 21, 2007)

3.2	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to the registrant’s Form 10 filed on August 21, 2007)

3.3	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to the registrant’s Current Report on Form 8-K filed on May 24, 2013)

3.4	Bylaws (incorporated by reference to the registrant’s Form 10 filed on August 21, 2007)

3.5†	Amendment No. 1 to the Bylaws

4.1	Amended and Restated Certificate of Designations of 10% Series C Cumulative Preferred Stock (incorporated by reference to the registrant’s Current Report on Form 8-K filed on April 30, 2012)

4.2	Certificate of Correction to the Amended and Restated Certificate of Designations, Rights, Number of Shares and Preferences of the 10% Series C Cumulative Preferred Stock (incorporated by reference to the registrant’s Annual Report on Form 10-K filed on April 5, 2013)

5.1†	Opinion of Fulbright & Jaworski LLP, regarding legality of shares being offered.

8.1†	Opinion of Fulbright & Jaworski LLP, regarding tax matters.

10.1	Purchase and Sale Agreement, dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc. regarding acquisition of power purchase agreement (incorporated by reference to the registrant’s Form 10 filed on August 21, 2007)

10.2	Purchase and Sale Agreement, dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc. regarding acquisition of Mesquite Lake Resource Recovery Facility (incorporated by reference to the registrant’s Form 10 filed on August 21, 2007)

10.3	Form of Warrant Agreement by and between the Company and West Coast Opportunity Fund, LLC (Incorporated by reference to the Company’s Form 8-K, dated August 21, 2008)

10.4	Form of Warrant Agreement by and between GreenHunter Energy, Inc. and certain accredited investors (Incorporated by reference to the Company’s Form 10, dated October 19, 2007)

10.5	Form of Warrant Agreement by and between the Company and certain accredited investors (Incorporated by reference to the Company’s Form 10, dated October 19, 2007)

10.6	Equity Purchase Agreement between Triad Hunter LLC and GreenHunter Energy, Inc. dated February 17, 2012 (Incorporated by reference to the registrant’s Current Report on Form 8-K filed on February 21, 2012)

10.7	Registration Rights Agreement dated February 17, 2012 between GreenHunter Energy, Inc. and Triad Hunter, LLC (incorporated by reference from the registrant’s Annual Report on Form 10-K filed on March 30, 2012)

10.8	Employment Agreement, by and between GreenHunter Energy, Inc. and Jonathan D. Hoopes, dated October 1, 2009 (incorporated by reference from Amendment No. 2 to the registrant’s Registration Statement on Form S-1 (Registration No. 333-178386) filed on May 18, 2012)

10.9	2013 Long-Term Incentive Compensation Plan (incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed on August 19, 2013)

10.10	2010 Long-Term Incentive Compensation Plan (incorporated by reference from the registrant’s Definitive Proxy Statement on Schedule 14A filed on September 21, 2010)

10.11	Form of GreenHunter, Inc. Stock Option Agreement (incorporated by reference from Amendment No. 2 to the registrant’s Registration Statement on Form S-1 (Registration No. 333-178386) filed on May 18, 2012)

10.12	Securities Purchase Agreement, dated September 19, 2013, between GreenHunter Resources, Inc. and the Purchasers named therein (incorporated by reference from the registrant’s Current Report on Form 8-K filed on September 24, 2013)

10.13	Registration Rights Agreement, dated September 19, 2013, between GreenHunter Resources, Inc. and the Purchasers named therein (incorporated by reference from the registrant’s Current Report on Form 8-K filed on September 24, 2013)

10.14	Form of Common Stock Warrant issued by GreenHunter Resources, Inc. on September 19, 2013 (incorporated by reference from the registrant’s Current Report on Form 8-K filed on September 24, 2013)

10.15	Form of Common Stock Warrant issued by GreenHunter Resources, Inc. on November 14, 2013 (incorporated by reference from the registrant’s Current Report on Form 8-K filed on November 19, 2013)

10.16	Form of Note issued by GreenHunter Resources, Inc. on November 14, 2013 (incorporated by reference from the registrant’s Current Report on Form 8-K filed on November 19, 2013)

10.17	Common Stock Warrant issued by GreenHunter Resources, Inc. on December 12, 2013 to Gary C. Evans (incorporated by reference from the registrant’s Current Report on Form 8-K filed on December 12, 2013)

10.18	Promissory Note issued by GreenHunter Resources, Inc. on December 12, 2013 in favor of Gary C. Evans (incorporated by reference from the registrant’s Current Report on Form 8-K filed on December 12, 2013)

21.1	Subsidiaries of the Registrant (incorporated by reference from the registrant’s Annual Report on Form 10-K filed on April 5, 2013)

23.1†	Consent of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) (included in Exhibit 5.1)

23.2†	Consent of Fulbright & Jaworski LLP (a member of Norton Rose Fulbright) (included in Exhibit 8.1)

23.3†	Consent of Hein & Associates LLP, independent registered public accounting firm

24.1†	Power of Attorney (included on the signature page of this registration statement)

†	Filed herewith